UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): March 4, 2021

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 440-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information provided below under “Board Composition” in Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.02.

Item 8.01. Other Events

This Current Report on Form 8-K of Bonanza Creek Energy, Inc. (the “Company”) is filed to facilitate the incorporation by reference of the information filed in this report into the Company’s two Registration Statements on Form S-4 (Registration Statement Nos. 333-251401 and 333-251402), and also into the respective joint proxy statement/prospectus and prospectus, that the Company filed under the Securities Act of 1933 in connection with the Agreement and Plan of Merger dated November 9, 2020, among the Company, Boron Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and HighPoint Resources Corporation (“HPR”).

The plan supplement (the “Plan Supplement”) for the joint prepackaged plan of reorganization for HPR and its subsidiaries pursuant to Chapter 11 of the bankruptcy Code (as amended, the “Prepackaged Plan”) and the notice of posting the Plan Supplement (“Notice of Posting Plan Supplement”) are attached hereto as Exhibits 99.1 and 99.2 and are hereby incorporated by reference into this Item 8.01.

The Plan Supplement includes supplemental information to the Prepackaged Plan included in the Company’s Registration Statements on S-4 described above and updates certain information in the Joint Proxy Statement/Prospectus and the Exchange Prospectus (each as defined below), including with respect to the composition of the Company’s board following the merger and with respect to the proposed amendment to the Company’s credit facility:

Board Composition

As previously announced, as of the effective time, the Bonanza Creek board will have seven members consisting of (i) two independent directors appointed by the HPR Consenting Noteholders who are acceptable to Bonanza Creek and (ii) five directors appointed by Bonanza Creek, consisting of Brian Steck as Chairman of the Bonanza Creek board and four other directors of the Bonanza Creek Board, which will include Eric Greager, immediately prior to the effective time. The two independent directors to be appointed by the HPR Consenting Noteholders upon closing are expected to be Audrey Robertson and James E. Craddock. Their biographies are included below.

Audrey Robertson has served as the co-founder and Chief Financial Officer of Franklin Mountain Energy, LLC, a privateÐil and gas company operating in the Permian Basin since September 2018. She also serves as a co-founder and ManagingÐartner of Copper Trail Partners, LLC, a private equity platform based in Denver since November 2017. From 2005 toÒ016, she served as a Partner and Senior Managing Director at Kayne Anderson Capital Advisors. Prior thereto, she was anÐnvestment banker with Goldman Sachs & Co. Ms. Robertson served on the board of directors of Extraction Oil and Gas,ÐLC from September 2019 to January 2021 and has served on the boards of several private companies and not-for-profitÐrganizations. She holds a Bachelor of Science Degree in Applied Economics and Management from Cornell University and a Master’s Degree in Accounting from the University of Southern California.

James E. Craddock served as the Chairman and Chief Executive Officer of Rosetta Resources, Inc. from February 2013Ðhrough July 2015, when Rosetta merged with Noble Energy, Inc. Mr. Craddock served on Noble’s board of directors fromÒ015 until Noble was acquired by Chevron in 2020. He joined Rosetta in April 2008 as Vice President, Drilling andÐroduction Operations, and was named a Senior Vice President in January 2011. From April 2006 to March 2008,Ðr. Craddock was Chief Operating Officer for BPI Energy, Inc., an exploration and production start-up company focusedÐn coal bed methane development. Mr. Craddock began his industry career with Superior Oil Company in 1981 and thenÐeld a broad range of technical, operational, and strategic roles with Burlington Resources Inc. and its predecessorÜompanies for more than 20 years. At Burlington, he held a series of positions of increasing responsibility. Mr. CraddockÐerves on the board of directors of Crescent Point Energy, Inc. He also serves as a member of the Advisory Board of theÝepartment of Engineering at Texas A&M University. Mr. Craddock received his Bachelor of Science Degree in Mechanical Engineering from Texas A&M University.

Proposed Second Amendment to Bonanza Creek Credit Facility

In connection with the Merger (as defined below), the Company, JPMorgan Chase Bank, N.A., as the administrative agent, and a syndicate of financial institutions, as lenders, have proposed to enter into a Second Amendment (the “Proposed Second Amendment”) to that certain Credit Agreement dated as of December 7, 2018 (as amended, restated, supplemented or otherwise modified, the “Bonanza Creek Credit Facility”) to, among other things: (i) increase the aggregate maximum commitment amount from $750,000,000 to $1,000,000,000; (ii) increase the available borrowing base from $260,000,000 to $500,000,000; (iii) increase (A) the LIBOR floor from zero to .50% and (B) the alternate base rate floor from zero to 1.50%; (iv) increase the maximum total debt, included in the calculation of the maximum permitted leverage ratio, from $25,000,000 to $35,000,000; (v) decrease (A) on or after April 1, 2021, the maximum permitted net leverage ratio from 3.50 to 3.0 and (B) the maximum permitted leverage ratio for purposes of making a restricted payment, investment or optional or voluntary redemption from 2.75 to 1.0; and (vi) amend certain other covenants and provisions.

Under the Proposed Second Amendment, the Bonanza Creek Credit Facility will be guaranteed by all restricted domestic subsidiaries of the Company (each, a “Bonanza Creek Guarantor” and together with the Company, the “Bonanza Creek Credit Parties”) and by HPR and its subsidiaries (each a “New Obligated Party” and collectively, the “New Obligated Parties”), and will be secured by first priority security interests on substantially all assets, including a mortgage on at least 90% of the total value of the proved oil and gas properties evaluated in the most recently delivered reserve report prior to the Second Amendment effective date, including any engineering reports relating to the oil and gas properties of HPR and its subsidiaries, of each Bonanza Creek Credit Party and New Obligated Party, subject to customary exceptions.

No Offer or Solicitation

This communication relates to the proposed business combination transaction (the “Merger”) between the Company and HPR, which includes the commencement by the Company and HPR of (i) exchange offers (the “Exchange Offers”) to effect the exchange of unsecured senior notes of HPR (the “HighPoint Notes”) for shares of the Company’s common stock, par value $0.01 per share (the “BCEI common stock”), or unsecured senior notes to be issued by the Company in connection with the Exchange Offer, (ii) consent solicitations (the “Consent Solicitations”) to certain proposed amendments to the indentures governing the unsecured notes of the HighPoint Notes and (iii) the simultaneous solicitation of the Prepackaged Plan. The Merger, the Exchange Offers, the Consent Solicitations and the Prepackaged Plan are collectively referred to herein as the “Transaction.” Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspects of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, the Company and HPR have filed materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), (2) a consent solicitation and prospectus with respect to the Exchange Offers and Consent Solicitations (the “Exchange Prospectus”), of which the Prepackaged Plan is a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/Prospectus is a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus is a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, the Company filed the Joint Proxy Statement/Prospectus and the Exchange Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Exchange Prospectus to the holders of the HighPoint Notes. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that the Company or HPR has filed or may file with the SEC and send to the Company’s shareholders or HPR’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND HPR ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND HPR WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, HPR, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

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Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and HPR with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be available free of charge from the Company’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting the Company’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HPR will be available free of charge from HPR’s website at www.hpres.com under the “Investors” tab or by contacting HPR’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

The Company, HPR and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders and HPR’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of the Company is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HPR is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statements, Joint Proxy Statement/Prospectus and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of the Company may not approve the issuance of new shares of BCEI common stock in the Transaction or that shareholders of HPR may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of the Company and HPR; the effects of the business combination of the Company and HPR, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the requisite amount of HPR debt does not participate in the Exchange Offers and that HPR may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

3

Additional factors that could cause results to differ materially can be found in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available from the Company’s website at www.bonanzacrk.com under the “For Investors” tab, (ii) in other documents the Company files with the SEC and (iii) HPR’s Annual Report on Form 10-K for the year ended December 31, 2020 attached to the Company’s report on Form 8-K filed on March 1, 2021.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. The Company does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

99.1	Plan Supplement dated as of March 4, 2021.

99.2	Notice of Posting Plan Supplement dated as of March 4, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BONANZA CREEK ENERGY, INC.

Dated: March 5, 2021	By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Executive Vice President, General Counsel and Secretary

5

Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
HIGHPOINT RESOURCES CORP., et al.,[1]	)	Case No. 21-[_____] (___)
)
Debtors.	)	(Joint Administration Requested)
)

Plan Supplement for the DEBTORS’

JOINT PREPACKAGED PLAN OF REORGANIZATION

PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Table of Contents2

Exhibit A	Form of New Organizational Documents
Exhibit B	1129(a)(5) Disclosure Regarding Directors and Officers
Exhibit C	Schedule of Retained Causes of Action
Exhibit D	Schedule of Assumed Executory Contracts and Unexpired Leases
Exhibit E	Schedule of Rejected Unexpired Leases
Exhibit F	Exit RBL Documents
Exhibit G	New Take Back Notes Indenture
Exhibit H	Registration Rights Agreement

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: HighPoint Resources Corporation (0361); HighPoint Operating Corporation (0545); and Fifth Pocket Production, LLC (8360). The location of the Debtors’ principal place of business is 555 17th Street, Suite 3700 Denver, Colorado 80202.

[2]	Capitalized terms used but not defined in herein have the meanings given to them in the Plan.

Exhibit A

Form of New Organizational Documents

Certain documents, or portions thereof, contained in this Exhibit A and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The New Organizational Documents are not final and remain subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The drafts attached herein (the “Draft Organizational Documents”) are subject to material revision in all respects. The final form of the New Organizational Documents shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such New Organizational Document) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Organizational Documents, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

This Exhibit A includes the Draft Organizational Documents for the Surviving Corporation (as defined in the Merger Agreement):

•	Exhibit A(i):	Certificate of Formation

•	Exhibit A(ii):	Bylaws

Exhibit A(i)

Certificate of Formation

Form of Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

HIGHPOINT RESOURCES CORPORATION

[●], 2021

1.                  Name. The name of the corporation is HighPoint Resources Corporation (the “Corporation”).

2.                  Address; Registered Office and Agent. The address of the Corporation’s registered office is c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 in New Castle County, Delaware; and the name of its registered agent at such address is The Corporation Trust Company.

3.                  Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.                  Number of Shares. The Corporation shall have authority to issue 1,000 shares of Common Stock with the par value of $0.01 per share.

5.                  Election of Directors. Unless and except to the extent that the Bylaws of the Corporation (as amended, restated, supplemented or otherwise modified from time to time, the “Bylaws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6.                  Limitation of Liability; Indemnification.

(A)             The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

(B)              The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article 6 or otherwise.

EXHIBIT A-1

(C)              The rights to indemnification and advancement of expenses under this Article 6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article 6, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

(D)             If a claim for indemnification under this Article 6 (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article 6 is not paid in full within twenty (20) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(E)              The rights conferred on any Covered Person by this Article 6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of this Amended & Restated Certificate of Incorporation (as amended, restated, supplemented or otherwise modified from time to time, this “Certificate of Incorporation”), the Bylaws, any agreement or vote of stockholders or disinterested directors or otherwise.

(F)              This Article 6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

(G)             Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Article 6, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated. The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Article 6, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Article 6, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person, and (v) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

EXHIBIT A-2

(H)             A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

7.                  Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation are granted subject to the rights reserved in this Article 7.

[Signature page follows.]

EXHIBIT A-3

IN WITNESS WHEREOF, the undersigned hereby signs this Second Amended and Restated Certificate of Incorporation as of the date first set forth above.

HighPoint Resources Corporation

By:
Name:
Title:

EXHIBIT A-4

Exhibit A(ii)

Bylaws

BYLAWS

OF

BORON MERGER SUB, INC.

A Delaware Corporation

Date of Adoption:

November 5, 2020

i

ii

Article IX
AMENDMENTS

Section 1.	Amendments	15

iii

BYLAWS

OF

BORON MERGER SUB, INC.

Article I
OFFICES

Section 1.          Registered Office. The registered office of Boron Merger Sub, Inc. (the “Corporation”) required by the General Corporation Law of the State of Delaware (the “DGCL”) to be maintained in the State of Delaware, shall be the registered office named in the original Certificate of Incorporation of the Corporation (as the same may be amended and restated from time to time, the “Certificate of Incorporation”), or such other office as may be designated from time to time by the Board of Directors of the Corporation (the “Board of Directors”) in the manner provided by law. Should the Corporation maintain a principal office within the State of Delaware such registered office need not be identical to such principal office of the Corporation.

Section 2.          Other Offices. The Corporation may have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or as the business of the Corporation may require.

Article II
STOCKHOLDERS

Section 1.          Place of Meetings. All meetings of the stockholders shall be held at the principal office of the Corporation, or at such other place within or without the State of Delaware as shall be specified or fixed in the notices or waivers of notice thereof.

Section 2.          Quorum; Adjournment of Meetings. Unless otherwise required by law or provided in the Certificate of Incorporation or these bylaws, the holders of shares of stock with a majority of the voting power entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business and the act of the holders of a majority of the voting power of such stock so represented at any meeting of stockholders at which a quorum is present shall constitute the act of the meeting of stockholders. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of the Corporation’s stock belonging to the Corporation or to another corporation, if such shares of stock representing a majority of the voting power entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

1

Notwithstanding the other provisions of the Certificate of Incorporation or these bylaws, the chairman of the meeting or the holders of shares of stock with a majority of the voting power present in person or represented by proxy at any meeting of stockholders, whether or not a quorum is present, shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting; provided, however, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally called.

Section 3.          Annual Meetings. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix and set forth in the notice of the meeting.

Section 4.          Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board (if any), by the chief executive officer or by a majority of the Board of Directors, or by a majority of the executive committee (if any), and shall be called by the Chairman of the Board (if any), by the chief executive officer or the Secretary upon the written request therefor, stating the purpose or purposes of the meeting, delivered to such officer, signed by the holder(s) of at least twenty five percent (25%) of the issued and outstanding stock entitled to vote at such meeting.

Section 5.          Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors of the Corporation may fix, in advance, a date as the record date for any such determination of stockholders, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the Board of Directors does not fix a record date for any meeting of the stockholders, the record date for determining stockholders entitled to notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with Article VIII, Section 3 of these bylaws notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If, in accordance with Section 12 of this Article II, corporate action without a meeting of stockholders is to be taken, the record date for determining stockholders entitled to express consent to such corporate action in writing, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

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Section 6.          Notice of Meetings. Written notice of the place, date and hour of all meetings, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by or at the direction of the Chairman of the Board (if any) or the chief executive officer, the Secretary or the other person(s) calling the meeting to each stockholder entitled to vote thereat and shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, personally, by electronic transmission or by mail. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. The Corporation may provide stockholders with notice of a meeting by electronic transmission provided such stockholders have consented to receiving electronic notice.

Section 7.          Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in the name of such stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. The stock list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 8.          Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. Proxies for use at any meeting of stockholders shall be filed with the Secretary, or such other officer as the Board of Directors may from time to time determine by resolution, before or at the time of the meeting. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the secretary of the meeting who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions.

No proxy shall be valid after three (3) years from its date, unless the proxy provides for a longer period. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power.

Should a proxy designate two or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, each proxy so attending shall be entitled to exercise such powers in respect of the same portion of the shares as he or she is of the proxies representing such shares.

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Section 9.          Voting; Elections; Inspectors. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall have one vote for each share of stock entitled to vote which is registered in his or her name on the record date for the meeting. Shares registered in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaw (or comparable instrument) of such corporation may prescribe, or in the absence of such provision, as the Board of Directors (or comparable body) of such corporation may determine. Shares registered in the name of a deceased person may be voted by his or her executor or administrator, either in person or by proxy.

All voting, except as required by the Certificate of Incorporation or where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by stockholders holding shares of stock representing a majority of the voting power present in person or by proxy at any meeting a written ballot vote shall be taken. All elections for directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation. Unless otherwise provided in the Certificate of Incorporation or these bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon. Every stock vote shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting.

At any meeting at which a vote is taken by ballots, the chairman of the meeting may appoint one or more inspectors, each of whom shall subscribe an oath or affirmation to execute faithfully the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. Such inspector shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. The chairman of the meeting may appoint any person to serve as inspector, except no candidate for the office of director shall be appointed as an inspector.

Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited.

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Section 10.          Conduct of Meetings. The meetings of the stockholders shall be presided over by the Chairman of the Board (if any), or if he or she is not present, by the chief executive officer, or if neither the Chairman of the Board (if any), nor chief executive officer is present, by a chairman elected at the meeting. The Secretary of the Corporation, if present, shall act as secretary of such meetings, or if he or she is not present, an Assistant Secretary shall so act; if neither the Secretary nor an Assistant Secretary is present, then a secretary shall be appointed by the chairman of the meeting. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order. Unless the chairman of the meeting of stockholders shall otherwise determine, the order of business shall be as follows:

(a)	Calling of meeting to order.

(b)	Election of a chairman and the appointment of a secretary if necessary.

(c)	Presentation of proof of the due calling of the meeting.

(d)	Presentation and examination of proxies and determination of a quorum.

(e)	Reading and settlement of the minutes of the previous meeting.

(f)	Reports of officers and committees.

(g)	The election of directors if an annual meeting, or a meeting called for that purpose.

(h)	Unfinished business.

(i)	New business.

(j)	Adjournment.

Section 11.          Treasury Stock. The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it or any other corporation, if a majority of shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly by the Corporation and such shares shall not be counted for quorum purposes.

Section 12.          Action Without Meeting. Unless otherwise provided in the Certificate of Incorporation, any action permitted or required by law, the Certificate of Incorporation or these bylaws to be taken at a meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than a unanimous written consent shall be given by the Secretary to those stockholders who have not consented in writing.

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Article III
BOARD OF DIRECTORS

Section 1.          Power; Number; Term of Office. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, and subject to the restrictions imposed by law or the Certificate of Incorporation, they may exercise all the powers of the Corporation.

The number of directors of the Corporation shall be determined from time to time by resolution of the Board of Directors, unless the Certificate of Incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the Certificate of Incorporation. Each director shall hold office for the term for which he or she is elected, and until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal.

Unless otherwise provided in the Certificate of Incorporation, directors need not be stockholders nor residents of the State of Delaware.

Section 2.          Quorum. Unless otherwise provided in the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business of the Board of Directors and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.          Place of Meetings; Order of Business. The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by law, in such place or places, within or without the State of Delaware, as the Board of Directors may from time to time determine by resolution. At all meetings of the Board of Directors business shall be transacted in such order as shall from time to time be determined by the Chairman of the Board (if any), or in his or her absence by the chief executive officer, or by resolution of the Board of Directors.

Section 4.          First Meeting. Each newly elected Board of Directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of the stockholders. Notice of such meeting shall not be required.

Section 5.          Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required.

Section 6.          Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board (if any), the chief executive officer or, on the written request of any two directors, by the Secretary, in each case on at least twenty-four (24) hours personal or written notice or on at least twenty-four (24) hours’ notice by electronic transmission to each director. Such notice, or any waiver thereof pursuant to Article VIII, Section 3 hereof, need not state the purpose or purposes of such meeting, except as may otherwise be required by law or provided for in the Certificate of Incorporation or these bylaws.

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Section 7.          Removal. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided that, unless the Certificate of Incorporation otherwise provides, if the Board of Directors is classified, then the stockholders may effect such removal only for cause; and provided further that, if the Certificate of Incorporation expressly grants to stockholders the right to cumulate votes for the election of directors and if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Section 8.          Vacancies; Increases in the Number of Directors. Unless otherwise provided in the Certificate of Incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or a sole remaining director; and any director so chosen shall hold office until the next annual election and until his or her successor shall be duly elected and shall qualify, unless sooner displaced.

If the directors of the Corporation are divided into classes, any directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be duly elected and shall qualify.

Section 9.          Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of directors.

Section 10.        Action Without a Meeting; Telephone Conference Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee designated by the Board of Directors, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation, subject to the requirement for notice of meetings, members of the Board of Directors, or members of any committee designated by the Board of Directors, may participate in a meeting of such Board of Directors or committee, as the case may be, by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

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Section 11.          Approval or Ratification of Acts or Contracts by Stockholders. The Board of Directors in its discretion may submit any act or contract for approval or ratification at any annual meeting of the stockholders, or at any special meeting of the stockholders called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by the vote of the holders of shares of stock representing a majority of the voting power entitled to vote and present in person or by proxy at such meeting (provided that a quorum is present), shall be as valid and as binding upon the Corporation and upon all the stockholders as if it has been approved or ratified by every stockholder of the Corporation. In addition, any such act or contract may be approved or ratified by the written consent of the holders of shares of stock representing a majority of the voting power entitled to vote and such consent shall be as valid and as binding upon the Corporation and upon all the stockholders as if it had been approved or ratified by every stockholder of the Corporation.

Article IV
COMMITTEES

Section 1.          Designation; Powers. The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, including, if they shall so determine, an executive committee, each such committee to consist of one or more of the directors of the Corporation. Any such designated committee shall have and may exercise such of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in such resolution, except that no such committee shall have the power or authority of the Board of Directors in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders an agreement of merger, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution of the Corporation, or amending, altering or repealing the bylaws or adopting new bylaws for the Corporation and, unless such resolution or the Certificate of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such designated committee may authorize the seal of the Corporation to be affixed to all papers which may require it. In addition to the above, such committee or committees shall have such other powers and limitations of authority as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2.          Procedure; Meetings; Quorum. Any committee designated pursuant to Section 1 of this Article IV shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures, and shall meet at such times and at such place or places as may be provided by such rules, or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution.

Section 3.          Substitution of Members. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

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Article V
OFFICERS

Section 1.          Number, Titles and Term of Office. The officers of the Corporation shall be a chief executive officer and a Secretary and, if the Board of Directors so elects, a Chairman of the Board, one or more Vice Presidents (any one or more of whom may be designated Executive Vice President or Senior Vice President), a Treasurer and such other officers as the Board of Directors may from time to time elect or appoint. Each officer shall hold office until his or her successor shall be duly elected and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person, unless the Certificate of Incorporation provides otherwise. Except for the Chairman of the Board, if any, no officer need be a director.

Section 2.          Salaries. The salaries or other compensation of the officers and agents of the Corporation shall be fixed from time to time by the Board of Directors.

Section 3.          Removal. Any officer or agent elected or appointed by the Board of Directors may be removed, either with or without cause, by the vote of a majority of the whole Board of Directors at a special meeting called for the purpose, or at any regular meeting of the Board of Directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.          Vacancies. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors.

Section 5.          Powers and Duties of the Chief Executive Officer. The President shall be the chief executive officer of the Corporation unless the Board of Directors designates the Chairman of the Board or any other officer as chief executive officer. Subject to the control of the Board of Directors and the executive committee (if any), the chief executive officer shall have general executive charge, management and control of the properties, business and operations of the Corporation with all such powers as may be reasonably incident to such responsibilities; he or she may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation and may sign all certificates for shares of capital stock of the Corporation; and shall have such other powers and duties as designated in accordance with these bylaws and as from time to time may be assigned to him by the Board of Directors.

Section 6.          Powers and Duties of the Chairman of the Board. If elected, the Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors; shall have such other powers and duties as designated in these bylaws and as from time to time may be assigned to him by the Board of Directors.

Section 7.          Powers and Duties of the President. Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and, unless the Board of Directors otherwise determines, he or she shall, in the absence of the Chairman of the Board or if there be no Chairman of the Board, preside at all meetings of the stockholders and (should he or she be a director) of the Board of Directors; and he or she shall have such other powers and duties as designated in accordance with these bylaws and as from time to time may be assigned to him or her by the Board of Directors.

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Section 8.           Vice Presidents. In the absence of the chief executive officer, or in the event of his or her inability or refusal to act, a Vice President designated by the Board of Directors shall perform the duties of the chief executive officer, and when so acting shall have all the powers of and be subject to all the restrictions upon the chief executive officer. In the absence of a designation by the Board of Directors of a Vice President to perform the duties of the chief executive officer, or in the event of his or her absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. The Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 9.           Treasurer. The Treasurer, if any, shall have responsibility for the custody and control of all the funds and securities of the Corporation, and he or she shall have such other powers and duties as designated in these bylaws and as from time to time may be assigned to him or her by the Board of Directors. He or she shall perform all acts incident to the position of Treasurer, subject to the control of the chief executive officer and the Board of Directors; and he or she shall, if required by the Board of Directors, give such bond for the faithful discharge of his or her duties in such form as the Board of Directors may require.

Section 10.          Assistant Treasurers. Each Assistant Treasurer, if any, shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in these bylaws and as from time to time may be assigned to him or her by the chief executive officer or the Board of Directors. The Assistant Treasurers shall exercise the powers of the Treasurer during that officer’s absence or inability or refusal to act.

Section 11.          Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors, committees of directors and the stockholders, in books provided for that purpose; he or she shall attend to the giving and serving of all notices; he or she may in the name of the Corporation affix the seal of the Corporation to all contracts of the Corporation and attest the affixation of the seal of the Corporation thereto; he or she may sign with the other appointed officers all certificates for shares of capital stock of the Corporation; he or she shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct, all of which shall at all reasonable times be open to inspection of any director upon application at the office of the Corporation during business hours; he or she shall have such other powers and duties as designated in these bylaws and as from time to time may be assigned to him or her by the Board of Directors or the chief executive officer; and he or she shall in general perform all acts incident to the office of Secretary, subject to the control of the chief executive officer and the Board of Directors.

Section 12.          Assistant Secretaries. Each Assistant Secretary, if any, shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in these bylaws and as from time to time may be assigned to him or her by the chief executive officer or the Board of Directors. The Assistant Secretaries shall exercise the powers of the Secretary during that officer’s absence or inability or refusal to act.

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Section 13.         Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the chief executive officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which the Corporation may hold securities and to otherwise exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

Article VI
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 1.          Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

Section 2.          Right to Advancement of Expenses. The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 3.          Contract Rights. The rights to indemnification and advancement of expenses under this Article VI shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article VI, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board of Directors.

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Section 4.          Right of Indemnitee to Bring Suit. If a claim for indemnification under this Article VI (following the final disposition of such proceeding) is not paid in full within 60 days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article VI is not paid in full within 20 days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim, or a claim brought by the Corporation to recover an advancement of expenses prior to the terms of an undertaking, to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Covered Person has not met any applicable standard of conduct for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit. In any suit brought by the Covered Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Covered Person is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Corporation.

Section 5.          Non-Exclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of the Certificate of Incorporation, these bylaws, any agreement or vote of stockholders or disinterested directors or otherwise.

Section 6.          Indemnification of Other Persons. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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Section 7.          Corporation as Indemnitor of First Resort. Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Article VI, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated. The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Article VI, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Article VI, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person, and (v) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

Section 8.          Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Article VII
CAPITAL STOCK

Section 1.          Certificates of Stock. Except as provided in this Section 1 of Article VII, the certificates for shares of the capital stock of the Corporation shall be in such form, not inconsistent with that required by law and the Certificate of Incorporation, as shall be approved by the Board of Directors. The Chairman of the Board (if any), chief executive officer or a Vice President shall, subject to the last sentence of this Article VII, Section 1, cause to be issued to each stockholder one or more certificates, under the seal of the Corporation or a facsimile thereof if the Board of Directors shall have provided for such seal, and signed by the Chairman of the Board (if any), chief executive officer or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer certifying the number of shares (and, if the stock of the Corporation shall be divided into classes or series, the class and series of such shares) owned by such stockholder in the Corporation; provided, however, that any of or all the signatures on the certificate may be facsimile. The stock record books and the blank stock certificate books shall be kept by the Secretary, or at the office of such transfer agent or transfer agents as the Board of Directors may from time to time by resolution determine. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature or signatures shall have been placed upon any such certificate or certificates shall have ceased to be such officer, transfer agent or registrar before such certificate is issued by the Corporation, such certificate may nevertheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The stock certificates (if any) shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder’s name and number of shares. The Board of Directors may deem that any outstanding shares of the Corporation will be uncertificated and registered in such form on the stock books of the Corporation.

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Section 2.          Transfer of Shares. Subject to the provisions of the Certificate of Incorporation and any other applicable agreements regarding the transfer of stock, the shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives upon surrender and cancellation of certificates for a like number of shares. Subject to the provisions of the Certificate of Incorporation and any other applicable agreements regarding the transfer of stock, upon surrender to the Corporation or a transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3.          Ownership of Shares. The Corporation shall be entitled to treat the holder of record of any share or shares of capital stock of the Corporation as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 4.          Regulations Regarding Certificates. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of capital stock of the Corporation.

Section 5.          Lost or Destroyed Certificates. The Board of Directors may determine the conditions upon which a new certificate of stock may be issued in place of a certificate which is alleged to have been lost, stolen or destroyed; and may, in their discretion, require the owner of such certificate or his or her legal representative to give bond, with sufficient surety, to indemnify the Corporation and each transfer agent and registrar against any and all losses or claims which may arise by reason of the issue of a new certificate in the place of the one so lost, stolen or destroyed.

Article VIII
MISCELLANEOUS PROVISIONS

Section 1.          Fiscal Year. The fiscal year of the Corporation shall be such as established from time to time by the Board of Directors.

Section 2.          Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation. The Secretary shall have charge of the seal (if any). If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by the Assistant Secretary or Assistant Treasurer.

Section 3.          Notice and Waiver of Notice. Whenever any notice is required to be given by law, the Certificate of Incorporation or under the provisions of these bylaws, said notice shall be deemed to be sufficient if given (i) by electronic transmission or (ii) by deposit of the same in a post office box in a sealed prepaid wrapper addressed to the person entitled thereto at his or her post office address, as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such transmission or mailing, as the case may be.

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Whenever notice is required to be given by law, the Certificate of Incorporation or under any of the provisions of these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these bylaws.

Section 4.          Resignations. Any director, member of a committee or officer may resign at any time. Such resignation shall be made in writing or by electronic transmission and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the chief executive officer or Secretary. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

Section 5.          Facsimile Signatures. In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors.

Section 6.          Reliance upon Books, Reports and Records. Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation.

Section 7.          Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Article IX
AMENDMENTS

Section 1.          Amendments. If provided in the Certificate of Incorporation of the Corporation, the Board of Directors shall have the power to adopt, amend and repeal from time to time bylaws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to amend or repeal such bylaws as adopted or amended by the Board of Directors.

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Exhibit B

1129(a)(5) Disclosure Regarding Directors and Officers

Certain documents, or portions thereof, contained in this Exhibit B and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, and the Consenting Shareholders are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The 1129(a)(5) Disclosure Regarding Directors and Officers is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft 1129(a)(5) Disclosure Regarding Directors and Officers”) is subject to material revision in all respects. The final form of the 1129(a)(5) Disclosure Regarding Directors and Officers shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such 1129(a)(5) Disclosure Regarding Directors and Officers) reserve all rights to amend (in whole or in part), revise, or supplement the Draft 1129(a)(5) Disclosure Regarding Directors and Officers, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

1129(a)(5) Disclosure Regarding Directors and Officers

To the extent known, the identity of the members of the New BCEI Board and officers of the Reorganized Debtors and BCEI will be disclosed in this Plan Supplement to be filed prior to the Confirmation Hearing. Except as set forth in this Plan Supplement, as of the Effective Date and except to the extent that a member of the board of directors of a Debtor continues to serve as a director of such Reorganized Debtor on the Effective Date, the members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such director will be deemed to have resigned or shall otherwise cease to be a director of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors and officers of each of the Reorganized Debtors shall serve pursuant to the terms of the applicable New Organizational Documents of such Reorganized Debtor and may be replaced or removed in accordance with such New Organizational Documents.

Pursuant to Article IV.E.11 of the Plan, on the Effective Date, Unless otherwise provided in the Plan and in the Merger Agreement, and subject to Article V of the Plan, the Reorganized Debtors shall: (a) assume all employment agreements, indemnification agreements, or other agreements providing for compensation and benefits with current and former members of any Governing Body, employees, officers, directors, or managers of the Debtors; or (b) enter into new agreements with such persons on terms and conditions acceptable to the Reorganized Debtors and BCEI, and such person. Except as provided in the Merger Agreement, none of the consummation of the Plan, the Restructuring Transactions, or any assumption of compensation agreements under the terms herein shall be deemed to trigger any applicable change of control, vesting, termination, or similar provisions for purposes herein. Notwithstanding the foregoing, (i) pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law, and (ii) immediately prior to the Effective Date, the Debtors’ Executive Nonqualified Excess Plan (the “Excess Plan”) shall be terminated and the Debtors shall distribute to each participant in the Excess Plan, such participant’s account balance under the Excess Plan in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (including Treasury Regulation Section 1.409A-3(j)(4)(ix)(A)).

I.             Disclosure Regarding the New BCEI Board

The following table identifies the current members of the BCEI board of directors:

Name	Biography and Affiliations
Brian Steck

Brian Steck joined the Bonanza Creek board of directors in April 2017.

Mr. Steck has served as a Partner, Senior Analyst at Mangrove Partners, an investment management firm, where he has worked since 2011. Through early 2011, Mr. Steck managed The Laurel Capital Group, LLC, the general partner of a hedge fund he founded in 2009. From 2006 until 2008, Mr. Steck was Head of US Equities at Tisbury Capital where he built and managed a team focused on event- and fundamentally-driven investment opportunities. From 2000 until 2005, Mr. Steck was a partner at K Capital where he focused on European and U.S. opportunities that included special situations, merger arbitrage, deep value and shareholder activism. Prior to K Capital, Mr. Steck spent 10 years at UBS and its predecessors Swiss Bank Corporation and O'Connor & Associates, where he focused on equity derivative trading and risk management, built equity derivative and event-driven client businesses and was Global Co-Head of Equity Hedge Fund Coverage. Mr. Steck serves on the board of directors of Penn Virginia Corporation.

Mr. Steck received a Bachelor's of Science, with highest honors, from University of Illinois at Urbana Champaign.

Eric T. Greager

Eric T. Greager, joined Bonanza Creek in April 2018 as President, CEO and member of the board of directors.

Mr. Greager has 20 years of management experience in the oil and gas industry and previously served as a Vice-President and General Manager at Encana Oil & Gas (USA) Inc. until his departure in 2018. Mr. Greager joined Encana, an oil and natural gas exploration and production (“E&P”) company, in 2006 and served in various management and executive positions, including leading engineering, geoscience and A&D functions, as well as field operations teams from D&C through production. Most recently, Mr. Greager led Encana's Western Operating Area, which includes Eagle Ford, San Juan and Wind River assets and served as a member of the boards of directors of Encana Procurement Inc. and Encana Oil & Gas (USA) Inc. In addition, Mr. Greager previously served on the board of directors of Western Energy Alliance, the board of trustees of the Texas Parks and Wildlife Foundation, and the board of managers of Hunter Ridge Energy Services.

Mr. Greager received his Master's Degree in Economics from the University of Oklahoma and his Bachelor's Degree in Engineering from the Colorado School of Mines. He is a licensed Professional Engineer.

Carrie L. Hudak

Carrie L. Hudak joined the Bonanza Creek board of directors in October 2019.

Ms. Hudak served as Vice President of DJ Basin Development for Anadarko Petroleum Corporation, an oil and natural gas E&P company, from May 2017 to September 2019. Prior to that, Ms. Hudak served in various management positions at Anadarko, including General Manager of DJ Basin Development and Execution from March 2016 to May 2017, and Director, Rockies Business Development from November 2014 to March 2016. Ms. Hudak previously served the non-profit organization, Coloradoans for Responsible Energy Development, as its Chairperson from 2018 to 2019, and as a Board Member from 2017 to 2018. Ms. Hudak also served as Treasurer and Executive Board Member for the Colorado Oil and Gas Association from 2017 to 2019.

Ms. Hudak received her Master's Degree in Geology from Duke University and her Bachelor's Degree in Geology from Miami University.

Paul Keglevic

Paul Keglevic joined the Bonanza Creek board of directors in April 2017.

Mr. Keglevic served as the Chief Executive Officer of Energy Future Holdings Corp. ("EFH"), an electric utility company, from October 2016 until his retirement in March 2018. Previously, Mr. Keglevic served as Executive Vice President and Chief Financial Officer for EFH from June 2008 until October 2016. Mr. Keglevic also served as the Chief Restructuring Officer for EFH beginning in April 2014. Mr. Keglevic was a partner at PricewaterhouseCoopers ("PWC"), where he worked from July 2002 to July 2008. At PWC he was a member of the US leadership team. Prior to PWC, Mr. Keglevic served on the US leadership team for Arthur Andersen, where he was a partner for 15 years. Mr. Keglevic serves on the board of directors of Stellus Capital Investment Corp., Frontier Communications Corporation, and Ascena Retail Group, Inc. He previously served as a member of the board of directors of Philadelphia Energy Solutions LLC, Cobalt International Energy, Inc., Clear Channel Outdoor Holdings, Inc., PetSmart, and several subsidiaries of EFH. He has also been on the boards of the Dallas and State of California Chambers of Commerce and several other charitable and advisory boards.

Mr. Keglevic received his B.S. in accounting from Northern Illinois University and is a certified public accountant.

Jack E. Vaughn

Jack E. Vaughn joined the Bonanza Creek board of directors in April 2017.

Mr. Vaughn has served as the Chairman and Chief Executive Officer of Peak Exploration and Production, LLC, an oil and natural gas E&P company, since March 2011, where he is responsible for executive management of all operational activity, including drilling, completion, and facility construction in all operating areas, as well as all gas and crude oil transportation and marketing, regulatory and environmental compliance activities. Mr. Vaughn serves on the Board of Directors of Saddle Butte Pipeline II, LLC and was the co-founder and a member of the Board of Directors of Momentum Midstream, LLC from 2007 to 2011. In addition, Mr. Vaughn has held several senior management positions at energy companies in the United States, including Peak Energy Resources, Inc., EnerVest Management Partners, LP and Emerald Gas Operating Company.

Mr. Vaughn received his B.S. in Petroleum Engineering from the University of Texas at Austin.

Scott D. Vogel

Scott D. Vogel joined the Bonanza Creek board of directors in April 2017.

Mr. Vogel has served as the Managing Member at Vogel Partners LLC, a private investment and advisory firm, since July 2016, after serving as Managing Director at Davidson Kempner Capital Management investing in distressed debt securities from 2002 to July 2016. Previously, he worked at MFP Investors, investing in special situations and turnaround opportunities for the private investment firm of Michael F. Price, and at Chase Securities in its investment banking group. Mr. Vogel has served on numerous boards during his career, including Arch Coal, Inc. from October 2016 to May 2019; Key Energy Services, Inc. from December 2016 to April 2019; and Seadrill from July 2018 to February 2020. He currently serves as a member of the board of Contura Energy and Avaya, and several private companies. Mr. Vogel is a member of the Olin Alumni Board of Washington University and a member of the Advisory Board of Grameen America.

Mr. Vogel received his M.B.A. from The Wharton School at the University of Pennsylvania and his B.S.B.A. from Washington University.

Jeffrey E. Wojahn

Jeff E. Wojahn joined the Bonanza Creek board of directors in November 2014.

Mr. Wojahn served as Executive Vice President of Encana Corporation, an oil and natural gas E&P company, from 2003 to 2013, and was President of Encana Oil & Gas (USA) Inc. from 2006 to 2013. Beginning in 1985, Mr. Wojahn held senior management and operational positions in Canada and the United States and has extensive experience in unconventional resource play development. He has served as the Executive Chairman of MiddleFork Energy Partners since March 2017 and served as a Strategic Advisory Board member for Morgan Stanley Energy Partners from October 2014 until April 2017. Mr. Wojahn serves on the board of directors of Penn Virginia Corporation.

He received his B.S. in Geophysics from the University of Calgary in 1985.

On and as of the Effective Date, consistent with the terms of the Plan and the Merger Agreement two members of the current BCEI board of directors, such members’ identities to be disclosed prior to the Confirmation Hearing, shall resign, and the New BCEI Board shall consist of the remaining directors and the following individuals:

Name	Biography and Affiliations
Audrey Robertson

Audrey Robertson has served as the co-founder and Chief Financial Officer of Franklin Mountain Energy, LLC, a private oil and gas company operating in the Permian Basin since September 2018. She also serves as a co-founder and Managing Partner of Copper Trail Partners, LLC, a private equity platform based in Denver since November 2017. From 2005 to 2016, she served as a Partner and Senior Managing Director at Kayne Anderson Capital Advisors. Prior thereto, she was an investment banker with Goldman Sachs & Co. Ms. Robertson served on the board of directors of Extraction Oil and Gas, LLC from September 2019 to January 2021 and has served on the boards of several private companies and not-for-profit organizations.

She holds a Bachelor of Science Degree in Applied Economics and Management from Cornell University and a Master’s Degree in Accounting from the University of Southern California.

James E. Craddock

James E. Craddock served as the Chairman and Chief Executive Officer of Rosetta Resources, Inc. from February 2013 through July 2015, when Rosetta merged with Noble Energy, Inc. Mr. Craddock served on Noble’s board of directors from 2015 until Noble was acquired by Chevron in 2020. He joined Rosetta in April 2008 as Vice President, Drilling and Production Operations, and was named a Senior Vice President in January 2011. From April 2006 to March 2008, Mr. Craddock was Chief Operating Officer for BPI Energy, Inc., an exploration and production start-up company focused on coal bed methane development. Mr. Craddock began his industry career with Superior Oil Company in 1981 and then held a broad range of technical, operational, and strategic roles with Burlington Resources Inc. and its predecessor companies for more than 20 years. At Burlington, he held a series of positions of increasing responsibility. Mr. Craddock serves on the board of directors of Crescent Point Energy, Inc. He also serves as a member of the Advisory Board of the Department of Engineering at Texas A&M University.

Mr. Craddock received his Bachelor of Science Degree in Mechanical Engineering from Texas A&M University.

II.	Disclosure Regarding Officers of Debtor HighPoint Resources Corporation

The Debtors’ existing officers, R. Scot Woodall (President and Chief Executive Officer), Paul Geiger, (Chief Operating Officer), William M. Crawford (Chief Financial Officer), and Kenneth A. Wonstolen (Senior Vice President and General Counsel) will continue with the Debtors until the Effective Date in their current roles and receive compensation consistent with current practices. Their professional history can be found at https://www.hpres.com/about/senior-leadership/. On and as the Effective Date, the Debtors’ existing officers shall resign and the appointment of officers and executives of the Reorganized Debtors shall be governed by the organizational documents to be adopted on or after the Effective Date, subject to the Plan, the Merger Agreement, and TSA.

III.	Disclosure Regarding New Officers of the Reorganized Debtors

On and as of the Effective Date, consistent with the terms of the Merger Agreement, the Reorganized Debtors’ officers shall consist of Eric Greager (President and Chief Executive Officer), Brant Demuth (Executive Vice President and Chief Financial Officer), Cyrus “Skip” Marter (Executive Vice President, General Counsel, and Secretary), Dean Tinsley (Senior Vice President), and Sandra K. Garbiso (Vice President and Chief Accounting Officer). Their professional history can be found at http://www.bonanzacrk.com/about-bonanza/leadership/executives/.

Exhibit C

Schedule of Retained Causes of Action

Certain documents, or portions thereof, contained in this Exhibit C and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, and the Consenting Shareholders are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The Schedule of Retained Causes of Action is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft Schedule of Retained Causes of Action”) is subject to material revision in all respects. The final form of the Schedule of Retained Causes of Action shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such Schedule of Retained Causes of Action) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Schedule of Retained Causes of Action, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

Schedule of Retained Causes of Action

Article IV.E.12 of the Plan provides as follows:

In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article VIII of the Plan, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against it. The Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or consummation.

The Reorganized Debtors reserve and shall retain such Causes of Action notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. The Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Court.

Notwithstanding and without limiting the generality of Article IV.E.12 of the Plan, the Debtors and the Reorganized Debtors, as applicable, expressly reserve all Causes of Action, including the following types of claims:

I.	Claims Related to Ordinary Course Business Dealings and Payments

Unless otherwise specifically released by the Plan, the Debtors expressly reserve the claims or Causes of Actions, based in whole or in part upon any and all contracts and leases, including without limitation oil and gas leases, joint operating agreements, and similar instruments, to which any Debtor or Reorganized Debtor is a party or pursuant to which any Debtor or Reorganized Debtor has any rights whatsoever, regardless of whether such contract or lease is included herein, including without limitation all contracts and leases that are assumed pursuant to the Plan or were previously assumed by the Debtors. The claims and Causes of Actions reserved include, without limitation, claims and Causes of Action against vendors, suppliers of goods or services, customers, or any other parties: (a) for overpayments, back charges, duplicate payments, improper holdbacks, deposits, warranties, guarantees, indemnities, recoupment, or setoff; (b) for breach of contract, wrongful or improper termination, suspension of services or supply of goods, or failure to meet other contractual or regulatory obligations; (c) for failure to fully perform or to condition performance on additional requirements under contracts with any one or more of the Debtors before the assumption or rejection, if applicable, of such contracts; (d) for payments, deposits, holdbacks, reserves, or other amounts owed by any creditor, utility, supplier, vendor, insurer, surety, factor, lender, bondholder, lessor, or other party; (e) for any liens, including mechanic’s, artisan’s, materialmen’s, possessory, or statutory liens held by any one or more of the Debtors; (f) for environmental or contaminant exposure matters against landlords, lessors, environmental consultants, environmental agencies, or suppliers of environmental services or goods; (g) for counterclaims and defenses related to any contractual obligations; (h) for any turnover actions arising under section 542 or 543 of the Bankruptcy Code; and (i) for unfair competition, interference with contract or potential business advantage, breach of contract, infringement of intellectual property, or any business tort claims.

II.	Claims Related to Insurance Policies

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action based in whole or in part upon any and all insurance contracts and insurance policies to which any Debtor or Reorganized Debtor is a party or pursuant to which any Debtor or Reorganized Debtor has any rights whatsoever, regardless of whether such contract or policy is specifically identified in the Plan, this Plan Supplement, or any amendments thereto, including, without limitation, Causes of Action against insurance carriers, reinsurance carriers, insurance brokers, underwriters, occurrence carriers, or surety bond issuers relating to coverage, indemnity, contribution, reimbursement, or any other matters.

III.	Claims Related to Deposits/Prepayments, Adequate Assurance, and Other Collateral Postings

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action based in whole or in part upon any and all postings of a security deposits, adequate assurance payment, or any other type of deposit, prepayment, or collateral, regardless of whether such posting of security deposit, adequate assurance payment, or any other type of deposit, prepayment or collateral is specifically identified herein.

IV.	Claims Related to Liens

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action based in whole or in part upon any and all liens regardless of whether such lien is specifically identified herein.

V.	Claims, Defenses, Cross-Claims, and Counter-Claims Related to Litigation, Possible Litigation, and Administrative Actions

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action against or related to all Entities that are party to or that may in the future become party to any litigation, arbitration, administrative proceeding, or any other type of adversarial proceeding or dispute resolution proceeding, whether formal or informal or judicial or non-judicial, regardless of whether such Entity is specifically identified in the Plan, this Plan Supplement, or any amendments thereto.

VI.	Claims Related to Accounts Receivable and Accounts Payable

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action against or related to all Entities that owe or that may in the future owe money to the Debtors or Reorganized Debtors, regardless of whether such Entity is expressly identified in the Plan, this Plan Supplement, or any amendments thereto. Furthermore, the Debtors expressly reserve all Causes of Action against or related to all Entities who assert or may assert that the Debtors or Reorganized Debtors, as applicable, owe money to them. The claims and Causes of Action reserved include Causes of Action against vendors, suppliers of goods and services, or any other parties: (a) for overpayments, back charges, duplicate payments, improper holdbacks, deductions owing or improper deductions taken, deposits, warranties, guarantees, indemnities, recoupment, or setoff; (b) for wrongful or improper termination, suspension of services or supply of goods, or failure to meet other contractual or regulatory obligations; (c) for failure to fully perform or to condition performance on additional requirements under contracts with any one or more of the Debtors before the assumption or rejection, if applicable, of such contracts; (d) for payments, deposits, holdbacks, reserves or other amounts owed by any creditor, utility, supplier, vendor, insurer, surety, factor, lender, bondholder, lessor or other party; (e) for any liens, including mechanics’, artisans’, materialmens’, possessory or statutory liens held by any one or more of the Debtors; (f) for counter-claims and defenses related to any contractual obligations; (h) for any turnover actions arising under section 542 or 543 of the Bankruptcy Code; and (i) for unfair competition, interference with contract or potential business advantage, breach of contract, infringement of intellectual property or any business tort claims.

VII.	Claims Related to Taxing Obligations

Unless otherwise released by the Plan, the Debtors expressly reserve all claims and Causes of Action based in whole or in part upon any and all tax obligations to which any Debtor or Reorganized Debtor is a party or pursuant to which any Debtor or Reorganized Debtor has any rights whatsoever, including, without limitation, against or related to all Entities that owe or that may in the future owe money related to tax refunds to the Debtors or the Reorganized Debtors, regardless of whether such Entity is specifically identified herein.

Exhibit D

Schedule of Assumed Executory Contracts and Unexpired Leases

Certain documents, or portions thereof, contained in this Exhibit D and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The Schedule of Assumed Executory Contracts and Unexpired Leases is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft Schedule of Assumed Executory Contracts and Unexpired Leases”) is subject to material revision in all respects. The final form of the Schedule of Assumed Executory Contracts and Unexpired Leases shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such Schedule of Assumed Executory Contracts and Unexpired Leases) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Schedule of Assumed Executory Contracts and Unexpired Leases, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

Schedule of Assumed Executory Contracts and Unexpired Leases

Article V.A of the Plan provides as follows:

Each Executory Contract and Unexpired Lease shall be deemed assumed, unless it is the subject of a motion to reject that is pending on the Effective Date or has been rejected pursuant to an order of the Court, without the need for any further notice to or action, order, or approval of the Court, as of the Effective Date, under sections 365 and 1123 of the Bankruptcy Code. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates. The Confirmation Order will constitute an order of the Court approving the above described assumptions and assignments.

Except as otherwise provided herein or agreed to by the Debtors and the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.

To the maximum extent permitted by law, to the extent any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
1	HighPoint Operating Corporation	1776 Energy Services	3/16/2020	Master Service Agreement For Flowback Services	$ -
2	HighPoint Operating Corporation	4X Industrial	6/22/2018	Master Service Agreement For Reclamation Services	$ -
3	HighPoint Operating Corporation	5251 DTC Parkway, LLC	2/25/2015	Lease Agreement	$ -
4	HighPoint Operating Corporation	5251 DTC Parkway, LLC	12/1/2015	1st Amendment To Lease Agreement	$ -
5	HighPoint Operating Corporation	5251 DTC Parkway, LLC	1/15/2017	2nd Amendment To Lease Agreement	$ -
6	HighPoint Operating Corporation	5251 DTC Parkway, LLC	8/1/2017	3rd Amendment To Lease Agreement	$ -
7	HighPoint Operating Corporation	5251 DTC Parkway, LLC	11/28/2017	4th Amendment To Lease Agreement	$ -
8	HighPoint Operating Corporation	5251 DTC Parkway, LLC	4/1/2020	5th Amendment To Lease Agreement	$ -
9	HighPoint Operating Corporation	555 17th Street Investors	4/27/2018	Lease Agreement	$ -
10	HighPoint Operating Corporation	555 17th Street Investors	11/8/2018	1st Amendment To Lease Agreement	$ -
11	HighPoint Operating Corporation	Aaron's Water Service Inc.	11/11/2011	Master Service Agreement For Water And Trucking Services	$ -
12	HighPoint Operating Corporation	ACME Oilfield Services	4/17/2018	Master Service Agreement For Oilfield Services	$ -
13	HighPoint Operating Corporation	Advanced Contracting Group, LLC	5/10/2006	Master Service Agreement For Reclamation Services	$ 4,279.06
14	HighPoint Operating Corporation	Advanced Technologies Industrial Insulation Inc.	3/20/2012	Master Service Agreement For Industrial Insulation	$ -
15	HighPoint Operating Corporation	Aggreko, LLC	3/24/2011	Master Service Agreement For Temporary Power Control, And Compressed Air Systems	$ -
16	HighPoint Operating Corporation	Alliance Source Testing, LLC.	4/23/2018	Master Service Agreement For Environmental & Regulatory Services	$ -
17	HighPoint Operating Corporation	American Cementing LLC	5/16/2018	Master Service Agreement For Cementing And Acidizing Services	$ -
18	HighPoint Operating Corporation	Applied Control Equipment, LLLP	10/21/2008	Master Service Agreement For Meter & Meter Run Services	$ -
19	HighPoint Operating Corporation	ARB Midstream, LLC	7/17/2019	Midstream Agreement	$ -
20	HighPoint Operating Corporation	Archrock	2/1/2006	Master Service Agreement For Compressors	$ -
21	HighPoint Operating Corporation	Atlas Drilling and Services	2/15/2019	Master Service Agreement For Directional Drill & Survey Services	$ -
22	HighPoint Operating Corporation	Atlas Energy Services	3/29/2016	Master Service Agreement For Pumping/Well Watching Services	$ -
23	HighPoint Operating Corporation	Atlas Oil Company	10/5/2015	Master Service Agreement For Fuel Supply And Distribution	$ -
24	HighPoint Operating Corporation	ATP Oilfield Services LLC	8/23/2018	Master Service Agreement For Separators And Other Products And Services	$ -
25	HighPoint Operating Corporation	Automation-X Corporation	4/24/2017	Master Service Agreement For Meter & Meter Run Services	$ -
26	HighPoint Operating Corporation	Awards Network	1/1/2021	Contractual Agreement To Provide Employees Service Awards	$ -
27	HighPoint Operating Corporation	B & C Quick Test, Inc.	5/15/2008	Master Service Agreement For Freight Shipping And Trucking	$ -
28	HighPoint Operating Corporation	B & J Hot Oil Service	8/20/2012	Master Service Agreement For Oil Transfer/Hot Oil Services	$ 3,611.25
29	HighPoint Operating Corporation	B&L Pipeco Services, Inc.	9/25/2019	Master Service Agreement For Production Casing Products And Services	$ -
30	HighPoint Operating Corporation	Bachman Services Inc	6/3/2014	Master Service Agreement For Oilfield Services	$ -
31	HighPoint Operating Corporation	Badger Daylighting Corp.	2/24/2012	Master Service Agreement For Hydrovac, Hydro-Excavation, Potholing And Vacuum Truck Services	$ -
32	HighPoint Operating Corporation	Baker Hughes Company	5/5/2014	Amendment No. 1 To Master Service Agreement For Contractor Services	$ -
33	HighPoint Operating Corporation	Bar S Services Inc.	3/21/2012	Master Service Agreement For Trucking & Transportation Services	$ -
34	HighPoint Operating Corporation	Basic Energy Services	8/17/2007	Master Service Agreement For Completion Unit	$ -
35	HighPoint Operating Corporation	Bass Corrosion Services, Inc., DBA Bass Engineering Company	3/1/2018	Master Service Agreement For C/G Permits & Environmental Compliance Services	$ -
36	HighPoint Operating Corporation	Bedrock Petroleum Consultants LLC	8/31/2017	Master Service Agreement For Consulting Engineers And Services	$ -
37	HighPoint Operating Corporation	Bentley Welding Inc	4/30/2020	Master Service Agreement For Welding And Fabrication Services	$ -
38	HighPoint Operating Corporation	Berry Lubrication Service Inc	11/30/2020	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
39	HighPoint Operating Corporation	Big Sky Energy Equipment Inc.	8/20/2012	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
40	HighPoint Operating Corporation	Bison Oilwell Cementing Inc.	10/2/2002	Master Service Agreement For Oil Well Services	$ -
41	HighPoint Operating Corporation	Blue Jet Inc	2/2/2007	Master Service Agreement For Wireline And Cabling	$ -
42	HighPoint Operating Corporation	Brand X Hydrovac Service Inc.	1/19/2018	Master Service Agreement For Hydro Excavation	$ -
43	HighPoint Operating Corporation	Brenntag Pacific Inc.	10/16/2008	Master Service Agreement For Chemical/Inject/Treating Services	$ -
44	HighPoint Operating Corporation	Brigade Energy Services LLC	1/29/2018	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -

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CONFIDENTIAL - SUBJECT TO CHANGE	Page 1 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
45	HighPoint Operating Corporation	Buckshot Trucking LLC	6/5/2017	Master Service Agreement For Tubulars And Casing Products And Services	$ -
46	HighPoint Operating Corporation	Bullseye Testing, Inc.	1/14/2019	Master Service Agreement For Flowback Services	$ -
47	HighPoint Operating Corporation	C&J Well Services, Inc.	2/12/2018	Master Service Agreement For Workover And Well-Servicing Rigs	$ -
48	HighPoint Operating Corporation	Cactus Wellhead, LLC.	11/30/2018	Master Service Agreement For Tubing Heads	$ -
49	HighPoint Operating Corporation	Cade Drilling, LLC	4/19/2017	Vendor Agreement For Drilling Services	$ -
50	HighPoint Operating Corporation	Canamera Coring (USA) Ltd.	4/9/2014	Master Service Agreement For Downhole Coring Services	$ -
51	HighPoint Operating Corporation	Cartel Drilling LLC	9/14/2018	Vendor Agreement For Drilling Services	$ -
52	HighPoint Operating Corporation	Cathedral Energy Services Ltd.	4/1/2019	Master Service Agreement For Directional Drilling Services	$ -
53	HighPoint Operating Corporation	CB Services LLC	11/4/2019	Master Service Agreement For Reclamation Services	$ -
54	HighPoint Operating Corporation	Certarus (USA) Ltd.	1/1/2020	Master Service Agreement For Fracturing	$ -
55	HighPoint Operating Corporation	Champion Oilfield Service, Inc.	11/27/2018	Master Service Agreement For Mechanical Contract Labor	$ -
56	HighPoint Operating Corporation	Champion Technology Services, Inc.	3/13/2007	Master Service Agreement For Meter & Meter Run Services	$ -
57	HighPoint Operating Corporation	Chemical Weed Control, Inc.	7/1/2014	Master Service Agreement For Location & Road Services	$ -
58	HighPoint Operating Corporation	Cigna	12/31/2020	Contractual Agreement To Provide Employees Dental Coverage	$ -
59	HighPoint Operating Corporation	Cimarron Energy Inc.	5/15/2017	Master Service Agreement For Combustors/Flares	$ -
60	HighPoint Operating Corporation	Clear Water Products, LLC	2/13/2017	Master Service Agreement For Rental Equipment	$ -
61	HighPoint Operating Corporation	Coastal Chemical Co. L.L.C.	5/31/2017	Master Service Agreement For C/G Chemicals & Lubricants	$ -
62	HighPoint Operating Corporation	Coil Tubing Partners LLC	8/30/2018	Master Service Agreement For Rig Services	$ -
63	HighPoint Operating Corporation	Colter Energy Services (GP) Ltd.	8/12/2015	Master Service Agreement For Flowback Services	$ -
64	HighPoint Operating Corporation	Columbine Corporation	4/14/2009	Master Service Agreement For Mud Logging, Geosteering And Advanced Services	$ -
65	HighPoint Operating Corporation	Consolidated Resource, LLC	10/23/2017	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
66	HighPoint Operating Corporation	Contreras Field Services, LLC	8/9/2017	Master Service Agreement For Water Hauling & Disposal Services	$ -
67	HighPoint Operating Corporation	Core Laboratories, LP	10/1/2007	Master Service Agreement For Reservoir Description, Production Enhancement And Reservoir Management Services	$ -
68	HighPoint Operating Corporation	Covenant Testing Technologies, LLC	6/6/2014	Master Service Agreement For Pumping/Well Watching Services	$ 24,786.00
69	HighPoint Operating Corporation	Crossfire, LLC	3/11/2011	Master Service Agreement For Pipeline And Facilities Solutions	$ -
70	HighPoint Operating Corporation	CTAP, LLC	10/3/2019	Master Service Agreement For Production Casing Products And Services	$ -
71	HighPoint Operating Corporation	Cudd Pressure Control, Inc.	2/19/2008	Amendment To The Master Service Agreement For Hydraulic Pressure Services	$ -
72	HighPoint Operating Corporation	Cureton Front Range LLC	7/26/2018	Gas Gathering Agreement	$ -
73	HighPoint Operating Corporation	Cureton Front Range LLC	11/1/2019	Natural Gas Liquids Purchase Agreement	$ -
74	HighPoint Operating Corporation	Cureton Front Range LLC	4/15/2020	1st Amendment to the Gas Gathering Agreement	$ -
75	HighPoint Operating Corporation	Cureton Front Range LLC	9/1/2020	Letter agreement to the Gas Gathering contract	$ -
76	HighPoint Operating Corporation	Cureton Front Range LLC	1/1/2021	Surplus Volume agreement	$ -
77	HighPoint Operating Corporation	Custom Environmental Services. Inc.	8/1/2011	Master Service Agreement For Asbestos Testing Services	$ -
78	HighPoint Operating Corporation	Daley Land Surveying, Inc.	8/21/2017	Master Service Agreement For Permits & Surveys	$ -
79	HighPoint Operating Corporation	DCP Midstream	8/20/1985	Marketing Contract Brief	$ -
80	HighPoint Operating Corporation	DCP Midstream	10/8/1985	Gas Purchase and Processing Agreement	$ -
81	HighPoint Operating Corporation	DCP Midstream	12/30/1985	Marketing Contract Brief	$ -
82	HighPoint Operating Corporation	DCP Midstream	2/3/1986	Gas Purchase and Processing Agreement	$ -
83	HighPoint Operating Corporation	DCP Midstream	1/21/1991	Gas Sales and Purchase Contract	$ -
84	HighPoint Operating Corporation	DCP Midstream	7/6/1992	Gas Purchase and Processing Agreement	$ -
85	HighPoint Operating Corporation	DCP Midstream	7/21/1992	Gas Purchasing Agreement	$ -
86	HighPoint Operating Corporation	DCP Midstream	9/11/1992	2nd Amendment to the Gas Gathering and Processing Contract	$ -
87	HighPoint Operating Corporation	DCP Midstream	12/10/1992	Indemnification Agreement	$ -
88	HighPoint Operating Corporation	DCP Midstream	12/22/1992	3rd Amendment to the Gas Gathering and Processing Contract	$ -
89	HighPoint Operating Corporation	DCP Midstream	12/22/1992	Release of Acreage	$ -
90	HighPoint Operating Corporation	DCP Midstream	6/17/1993	4th Amendment to the Gas and Purchasing Agreement	$ -
91	HighPoint Operating Corporation	DCP Midstream	7/29/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -

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CONFIDENTIAL - SUBJECT TO CHANGE	Page 2 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
92	HighPoint Operating Corporation	DCP Midstream	8/4/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
93	HighPoint Operating Corporation	DCP Midstream	8/23/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
94	HighPoint Operating Corporation	DCP Midstream	9/14/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
95	HighPoint Operating Corporation	DCP Midstream	9/30/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
96	HighPoint Operating Corporation	DCP Midstream	10/8/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
97	HighPoint Operating Corporation	DCP Midstream	10/26/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
98	HighPoint Operating Corporation	DCP Midstream	10/29/1993	5th Amendment to the Gas Gathering and Processing Contract	$ -
99	HighPoint Operating Corporation	DCP Midstream	10/29/1993	6th Amendment to the Gas Gathering and Processing Contract	$ -
100	HighPoint Operating Corporation	DCP Midstream	11/29/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
101	HighPoint Operating Corporation	DCP Midstream	12/1/1993	Letter to add acreage to the Gas Purchasing Agreement	$ -
102	HighPoint Operating Corporation	DCP Midstream	12/30/1993	Amendment to the Gas Purchasing and Processing Agreements	$ -
103	HighPoint Operating Corporation	DCP Midstream	11/1/1994	Amendment to the Gas Purchase and Processing Agreement	$ -
104	HighPoint Operating Corporation	DCP Midstream	12/5/1994	7th Amendment to the Gas Gathering and Processing Contract	$ -
105	HighPoint Operating Corporation	DCP Midstream	12/5/1994	8th Amendment to the Gas Gathering and Processing Contract	$ -
106	HighPoint Operating Corporation	DCP Midstream	12/15/1995	Marketing Contract Brief	$ -
107	HighPoint Operating Corporation	DCP Midstream	1/13/1997	Gas Purchase and Processing Agreement	$ -
108	HighPoint Operating Corporation	DCP Midstream	5/19/1997	Amendment to the Gas Purchasing and Processing Agreements	$ -
109	HighPoint Operating Corporation	DCP Midstream	10/31/1997	Amendment to the Gas Purchasing and Processing Agreements	$ -
110	HighPoint Operating Corporation	DCP Midstream	9/1/2004	Marketing Contract Brief	$ -
111	HighPoint Operating Corporation	DCP Midstream	12/21/2006	Gas Purchasing Agreement	$ -
112	HighPoint Operating Corporation	DCP Midstream	2/23/2009	OPPL Connection Agreement	$ -
113	HighPoint Operating Corporation	DCP Midstream	4/28/2009	Amendment to the Gas Purchase and Processing Agreements	$ -
114	HighPoint Operating Corporation	DCP Midstream	12/31/2009	Master Amendment to Bypass Gas Agreement	$ -
115	HighPoint Operating Corporation	DCP Midstream	12/31/2009	3rd Amendment to the Gas Gathering and Processing Contract	$ -
116	HighPoint Operating Corporation	DCP Midstream	1/8/2010	OPPL Connection Agreement	$ -
117	HighPoint Operating Corporation	DCP Midstream	8/2/2012	Gas Purchase Amendment	$ -
118	HighPoint Operating Corporation	DCP Midstream	3/1/2013	Master Amendment to Bypass Gas Agreement	$ -
119	HighPoint Operating Corporation	DCP Midstream	3/1/2013	Amendment to the Gas Purchasing and Processing Agreements	$ -
120	HighPoint Operating Corporation	DCP Midstream	7/22/2013	Assignment, Conveyance and Sale Agreement	$ -
121	HighPoint Operating Corporation	DCP Midstream	10/31/2013	Amendment to Gas and Purchasing Agreement WEL0025000	$ -
122	HighPoint Operating Corporation	DCP Midstream	5/1/2014	Amended and Restated Gas Purchase Contract	$ -
123	HighPoint Operating Corporation	DCP Midstream	7/21/2015	Well Ranch Gathering Systems agreement	$ -
124	HighPoint Operating Corporation	DCP Midstream	1/11/2016	Amendment to the Shrinkage and Fuel, Loss and Unaccountable agreement	$ -
125	HighPoint Operating Corporation	DCP Midstream	9/1/2016	Watusi LLP System Agreement	$ -
126	HighPoint Operating Corporation	DCP Midstream	9/1/2016	Gas Purchase Contract Amendment	$ -
127	HighPoint Operating Corporation	DCP Midstream	9/1/2016	Gas Purchase Contract	$ -
128	HighPoint Operating Corporation	DCP Midstream	10/6/2016	1st Amendment to the Bypass Gas Agreement	$ -
129	HighPoint Operating Corporation	DCP Midstream	3/1/2018	Amendment to Gas Purchase Contract	$ -
130	HighPoint Operating Corporation	DCP Midstream	9/10/2018	Amendment to Gas Purchase and Processing agreement dated 3/1/2008	$ -
131	HighPoint Operating Corporation	DCP Midstream	11/27/2018	Letter Agreement for Amendment Gas Purchase and Processing	$ -
132	HighPoint Operating Corporation	DCP Midstream	4/4/2019	Amendment to Gas Purchase and Processing agreement dated 7/21/1992	$ -
133	HighPoint Operating Corporation	DCP Midstream	4/4/2019	Amendment to Gas Purchase and Processing agreement dated 10/1/1999	$ -
134	HighPoint Operating Corporation	DCP Midstream	4/4/2019	Amendment to Gas Purchase and Processing agreement dated 1/3/2013	$ -
135	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	3/31/2016	Fresh Water Services Agreement	$ -
136	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	3/31/2016	Gas Gathering Agreement	$ -
137	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	3/31/2016	Oil Gathering Agreement	$ -
138	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	3/31/2016	Produced Water Agreement	$ -
139	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	4/28/2016	2nd Amendment to the Fresh Water Services Agreement	$ -

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CONFIDENTIAL - SUBJECT TO CHANGE	Page 3 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
140	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	4/28/2016	2nd Amendment to the Gas Gathering Agreement	$ -
141	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	4/28/2016	2nd Amendment to the Oil Gathering Agreement	$ -
142	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	4/28/2016	2nd Amendment to the Produced Water Agreement	$ -
143	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	9/1/2016	1st Amendment to the Fresh Water Services Agreement	$ -
144	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	9/1/2016	1st Amendment to the Gas Gathering Agreement	$ -
145	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	9/1/2016	1st Amendment to the Oil Gathering Agreement	$ -
146	HighPoint Operating Corporation	DCP Midstream / Green River DevCo LP.	9/1/2016	1st Amendment to the Produced Water Agreement	$ -
147	HighPoint Operating Corporation	DCP NGL Services, LLC	11/1/2019	Natural Gas Liquids Purchase Agreement	$ -
148	HighPoint Operating Corporation	Discovery Benefits/ Wex	12/31/2020	Contractual Agreement To Provide Employees Access To Fsa And Hsa Savings Programs	$ -
149	HighPoint Operating Corporation	Dominion Energy Overthrust Pipeline, LLC	3/19/2019	Midstream Agreement	$ -
150	HighPoint Operating Corporation	Downhole Tool Service LLC	9/8/2010	Master Service Agreement For Downhole Tools And Services	$ -
151	HighPoint Operating Corporation	Dragon Products PES, Inc	5/3/2018	Master Service Agreement For Separators And Other Products And Services	$ -
152	HighPoint Operating Corporation	DCT Management LLC (Prologis)	10/26/2018	Sublease Agreement	$ -
153	HighPoint Operating Corporation	DCT Management LLC (Prologis)	12/11/2018	1st Amendment To Sublease Agreement	$ -
154	HighPoint Operating Corporation	Duraroot LLC	6/12/2019	Master Service Agreement For Abandonment Services	$ -
155	HighPoint Operating Corporation	Dynasty Energy Services, LLC	2/28/2018	Master Service Agreement For Fishing And Plug & Abandonment Operations	$ -
156	HighPoint Operating Corporation	E & B Oilfield Services Inc	8/21/2018	Master Service Agreement For Cogcc Remediation Work	$ -
157	HighPoint Operating Corporation	Earth Science Agency LLC	6/23/2014	Master Service Agreement For Mud Logging	$ -
158	HighPoint Operating Corporation	EcoLoop Energy, Inc.	7/1/2014	Vendor Agreement For Oil & Gas Equipment Rentals	$ -
159	HighPoint Operating Corporation	Edgen Murray Corporation	7/15/2008	Master Service Agreement For Pipe, Valve And Fitting (Pvf), Products And Services	$ -
160	HighPoint Operating Corporation	Element Services, LLC	9/15/2016	Master Service Agreement For Contract Labor	$ 3,099.50
161	HighPoint Operating Corporation	Elevate Energy Services LLC	5/17/2018	Master Service Agreement For Completions Water	$ -
162	HighPoint Operating Corporation	Elite Oilfield Services, LLC	1/14/2018	Master Service Agreement For Chemical/Inject/Treating Services	$ -
163	HighPoint Operating Corporation	Elite Services Inc.	1/18/2018	Master Service Agreement For Automation/Calibrate Services	$ -
164	HighPoint Operating Corporation	Elite Services Inc.	9/21/2018	Amendment To Master Service Agreement For Automation/Calibrate Services	$ -
165	HighPoint Operating Corporation	Enerflex Energy Systems, Inc	9/5/2017	Master Service Agreement For Engines & Motors	$ -
166	HighPoint Operating Corporation	Energy Inspection Services, LLC	4/16/2020	Master Service Agreement For Integrated Field Services	$ -
167	HighPoint Operating Corporation	ENGlobal Corporation	3/31/2014	Master Service Agreement For Engineering Design, Procurement, And Fabrication Of Modular Plants	$ -
168	HighPoint Operating Corporation	Ensign United States Drilling, Inc.	4/26/2011	Master Service Agreement For Completion Unit	$ -
169	HighPoint Operating Corporation	Enterprise Fleet Management	11/2/2020	Master Equity Lease Agreement For Fleet Vehicles	$ -
170	HighPoint Operating Corporation	Entrada Consulting Group, Inc.	11/2/2017	Master Service Agreement For Environmental & Regulatory Services	$ -
171	HighPoint Operating Corporation	Epic Lift Systems, LLC	2/21/2019	Master Service Agreement For Gas Lift Equip/Lines	$ -
172	HighPoint Operating Corporation	Erthwrks, Inc.	1/17/2018	Master Service Agreement For C/G Permits & Environmental Compliance Services	$ -
173	HighPoint Operating Corporation	E-Trade	1/8/2021	Contractual Agreement To Provide Employees Stock Options	$ -
174	HighPoint Operating Corporation	Evolution Completions, Inc.	8/17/2017	Master Service Agreement For Completions, Slickline And Wireline Products And Services	$ -
175	HighPoint Operating Corporation	Evolution Completions, Inc.	4/3/2018	Amendment To Master Service Agreement For Completions, Slickline And Wireline Products And Services	$ -
176	HighPoint Operating Corporation	Expro Americas, LLC - North America Land Company	6/23/2017	Master Service Agreement For Well Flow Optimization	$ -
177	HighPoint Operating Corporation	Fired Up Fabrication LLC	1/18/2019	Master Service Agreement For Contract Labor	$ -
178	HighPoint Operating Corporation	Flogistix, LP	8/28/2013	Master Service Agreement For Leased Compressor Rentals	$ -
179	HighPoint Operating Corporation	Flotek Industries, Inc.	3/1/2019	Master Service Agreement For Specialty Chemistry And Data Services	$ -
180	HighPoint Operating Corporation	Flowco Production Solutions, LLC	3/5/2019	Master Service Agreement For Manufacturing And Installation Artificial Lift Systems	$ -
181	HighPoint Operating Corporation	Flying Y LLC	12/6/2017	Master Service Agreement For Reclamation Services	$ -
182	HighPoint Operating Corporation	Front Range Line Services, LLC	9/1/2011	Master Service Agreement For Location & Road Services	$ -
183	HighPoint Operating Corporation	Fuzion Field Services, LLC.	9/11/2015	Master Service Agreement For Rental Equipment	$ 90.00
184	HighPoint Operating Corporation	Global Nitrogen Services LLC	7/25/2018	Master Service Agreement For Contract Pump/Production Watch Services	$ -
185	HighPoint Operating Corporation	Go Wireline LLC	5/21/2019	Master Service Agreement For Logging/Wireline	$ -
186	HighPoint Operating Corporation	GR Energy Services Management LP	10/9/2018	Master Service Agreement For Completion, Production And Water Management	$ -

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CONFIDENTIAL - SUBJECT TO CHANGE	Page 4 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
187	HighPoint Operating Corporation	Granite Peak Fabrication LLC	12/12/2019	Master Service Agreement For Engineering, Drafting, And Fabrication	$ -
188	HighPoint Operating Corporation	Garver, LLC	6/10/2018	Sublease	$ -
189	HighPoint Operating Corporation	Garver, LLC	1/24/2020	1st Amendment To Sublease	$ -
190	HighPoint Operating Corporation	Garver, LLC	3/31/2020	2nd Amendment To Sublease	$ -
191	HighPoint Operating Corporation	Great Plains Analytical Services, inc.	4/10/2019	Master Service Agreement For C/G Permits & Environmental Compliance Services	$ -
192	HighPoint Operating Corporation	Green Earth Environmental, Inc.	2/26/2018	Master Service Agreement For Natural Disinfectants And Household Cleaners	$ -
193	HighPoint Operating Corporation	GS Electric Inc.	3/10/2009	Master Service Agreement For Electrical Contractor Services	$ -
194	HighPoint Operating Corporation	H-2 Enterprises, LLC	4/17/2017	Master Service Agreement For Abandonment Services	$ -
195	HighPoint Operating Corporation	Hall Trucking Inc.	3/19/2013	Master Service Agreement For Heavy Haul Trucking, Crane And Rigging Services	$ -
196	HighPoint Operating Corporation	Halliburton U.S. Onshore	5/1/2013	Amendment To The Master Service Agreement For Fracturing Services	$ -
197	HighPoint Operating Corporation	Hanleigh	12/30/2020	Contractual Agreement To Provide Employees Long-Term Disability Benefits And Coverage	$ -
198	HighPoint Operating Corporation	Hays	1/1/2021	Insurance Brokerage Agreement	$ -
199	HighPoint Operating Corporation	HB Rentals, LC - US Land Division	9/14/2010	Master Service Agreement For Onshore Housing Rentals	$ -
200	HighPoint Operating Corporation	Heat Waves Hot Oil Service LLC.	1/24/2018	Master Service Agreement For Fuel & Frac Wtr Heating	$ -
201	HighPoint Operating Corporation	High Country Industrial Corp.	1/15/2019	Master Service Agreement For Welding, Fabrication, And Hot Shot Trucking	$ -
202	HighPoint Operating Corporation	High Desert Trucking, Inc. dba High Desert Services	1/27/2009	Master Service Agreement For Trucking Services	$ -
203	HighPoint Operating Corporation	High Mountain Inspection Service, Inc.	9/1/2009	Master Service Agreement For Nde/Ndt Services	$ -
204	HighPoint Operating Corporation	HP Oilfield Services, LLC	7/10/2019	Master Service Agreement For Fuel & Frac Wtr Heating	$ -
205	HighPoint Operating Corporation	Hurricane Air & Swabbing	10/22/2018	Master Service Agreement For Completion Unit	$ -
206	HighPoint Operating Corporation	Ideal Completion Services	3/13/2018	Master Service Agreement For Pumping/Well Watching Services	$ -
207	HighPoint Operating Corporation	IES LLC.	3/23/2017	Master Service Agreement For Tanks & Accessories	$ -
208	HighPoint Operating Corporation	Independent Pump & System Management LLC	2/5/2015	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
209	HighPoint Operating Corporation	Info Cubic	6/25/2020	Contractual Agreement To Screen Potential Employees And Conduct Drug Testing	$ -
210	HighPoint Operating Corporation	Innovex Downhole Solutions	10/26/2018	Master Service Agreement For Well Construction And Downhole Production Solutions	$ -
211	HighPoint Operating Corporation	Insight Technical Services, Inc.	9/28/2017	Master Service Agreement For Meter & Meter Run Services	$ -
212	HighPoint Operating Corporation	Intermountain Electronics Inc	9/3/2019	Master Service Agreement For Lact Units	$ -
213	HighPoint Operating Corporation	IO Industries Inc	2/13/2018	Master Service Agreement For Automation/Calibrate Services	$ -
214	HighPoint Operating Corporation	J&C Enterprises Crane & Trucking	1/19/2007	Master Service Agreement For Crane And Equipment Rentals	$ -
215	HighPoint Operating Corporation	JACAM Chemicals 2013, L.L.C.	7/16/2013	Amendment To The Master Service Agreement For Chemical/Inject/Treating Services	$ 80,974.55
216	HighPoint Operating Corporation	Jones Contractors Inc.	9/3/2014	Master Service Agreement For Pipeline And Other Oil And Gas Services	$ -
217	HighPoint Operating Corporation	J-W Power Company	10/14/2010	Master Service Agreement For Leasing And Servicing Of Natural Gas Compression Equipment	$ -
218	HighPoint Operating Corporation	K2 Commodities, LLC	1/24/2017	Midstream Agreement	$ -
219	HighPoint Operating Corporation	K2 Commodities, LLC	4/1/2019	Midstream Agreement	$ -
220	HighPoint Operating Corporation	K2 Commodities, LLC	2/26/2019	Pricing And Volume Agreement (Hereford)	$ -
221	HighPoint Operating Corporation	K2 Commodities, LLC	6/3/2020	Pricing And Volume Agreement (Newatt)	$ -
222	HighPoint Operating Corporation	K2 Commodities, LLC	3/24/2020	Asset Management Agreement	$ -
223	HighPoint Operating Corporation	Kahuna Ventures LLC.	4/19/2017	Master Service Agreement For Professional Services	$ -
224	HighPoint Operating Corporation	Kerr-McGee Gathering LLC	10/29/2015	Gas Purchase and Sale Agreement	$ -
225	HighPoint Operating Corporation	Kerr-McGee Gathering LLC	4/1/2018	Base Contract For Gas Gathering And Processing	$ -
226	HighPoint Operating Corporation	Kerr-McGee Gathering LLC	4/1/2019	Amendment To Base Contract For Gas Gathering And Processing	$ -
227	HighPoint Operating Corporation	Kinder Morgan Altamont LLC	12/1/2013	Gas Purchase Contract	$ -
228	HighPoint Operating Corporation	Kinetic Energy Services	12/9/2016	Master Service Agreement For Contract Labor	$ 2,400.00
229	HighPoint Operating Corporation	Kleinfelder, Inc.	9/17/2015	Master Service Agreement For Environmental Assessment Services	$ -
230	HighPoint Operating Corporation	KLX Energy Services LLC	8/4/2014	Master Service Agreement For Rental Equipment	$ -
231	HighPoint Operating Corporation	Korwell Energy, LLC	7/28/2020	Master Service Agreement For Separators And Other Products And Services	$ -

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CONFIDENTIAL - SUBJECT TO CHANGE	Page 5 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
232	HighPoint Operating Corporation	Kran LLC	5/4/2017	Master Service Agreement For Plant Installation Services	$ -
233	HighPoint Operating Corporation	L & L fabrication inc	11/26/2018	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
234	HighPoint Operating Corporation	LAT40 Inc.	9/21/2011	Master Service Agreement For Permits & Surveys	$ -
235	HighPoint Operating Corporation	Legend Services Inc	4/6/2009	Master Service Agreement For Pressure And Other Oil And Gas Services	$ -
236	HighPoint Operating Corporation	Legend Services Pressure Control, Inc.	2/7/2012	Master Service Agreement For Pressure And Other Oil And Gas Services	$ -
237	HighPoint Operating Corporation	Liberty Drilling Services LLC	1/15/2020	Master Service Agreement For Drilling Services	$ -
238	HighPoint Operating Corporation	Liberty Oilfield Services LLC	4/18/2019	Amendment To Master Service Contract For Drilling Services	$ -
239	HighPoint Operating Corporation	Liberty Oilfield Services LLC	5/1/2019	Master Service Agreement For Fracturing	$ -
240	HighPoint Operating Corporation	Lobo Well Service, Inc.	8/14/2017	Master Service Agreement For Completion Unit	$ -
241	HighPoint Operating Corporation	Lockton	1/1/2021	Contractual Agreement To Provide Employees Retirement Benefits	$ -
242	HighPoint Operating Corporation	LT Environmental Inc.	3/3/2009	Master Service Agreement For Environmental & Regulatory Services	$ -
243	HighPoint Operating Corporation	M & M Excavation Company	8/1/2012	Master Service Agreement For Access Road & Signage	$ -
244	HighPoint Operating Corporation	M&E Trucking LLC	11/6/2018	Master Service Agreement For Environmental & Regulatory Services	$ 8,217.50
245	HighPoint Operating Corporation	Mancos Petroleum Services LLC	10/25/2016	Master Service Agreement For Consulting Engineer	$ -
246	HighPoint Operating Corporation	MATCOR, Inc.	9/17/2014	Master Service Agreement For Cathodic Protection And Ac Mitigation Services	$ -
247	HighPoint Operating Corporation	Maverick Field Services LLC	1/16/2020	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
248	HighPoint Operating Corporation	Mesa Applied Technologies, LLC	7/13/2020	Master Service Agreement For Engineering And Consulting Services	$ -
249	HighPoint Operating Corporation	Method Flow Products	7/13/2018	Master Service Agreement For Meter & Meter Run Services	$ -
250	HighPoint Operating Corporation	Miller Insulation, Inc.	2/2/2018	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
251	HighPoint Operating Corporation	Mohawk Energy Ltd	11/15/2018	Master Service Agreement For Efficient And Sustainable Well Lifecycle Solutions	$ -
252	HighPoint Operating Corporation	Montrose Air Quality Services, LLC	8/16/2018	Master Service Agreement For Measurement & Analytical Services As Well As Environmental Resiliency & Sustainability Solutions	$ -
253	HighPoint Operating Corporation	Mountain States Casing Comp, LLC	4/21/2017	Master Service Agreement For Oil Field Services	$ -
254	HighPoint Operating Corporation	Mundt Energy Services, LLC	6/1/2012	Master Service Agreement For C/G Supplies & Maintenance	$ 32,690.00
255	HighPoint Operating Corporation	Navex	4/12/2020	Master Service Agreement To Provide Training Programs To Employees	$ -
256	HighPoint Operating Corporation	New IPT, Inc.	5/1/2018	Master Service Agreement For Integrated Petroleum Technologies	$ -
257	HighPoint Operating Corporation	Newpark Drilling Fluids, LLC	8/19/2009	Master Service Agreement For Drilling Fluid Systems	$ -
258	HighPoint Operating Corporation	Next Generation Construction & Environmental, LLC	7/24/2019	Master Service Agreement For Oilfield And Construction Services	$ -
259	HighPoint Operating Corporation	NGL Water Solutions, LLC (Holding Account)	11/30/2016	Master Service Agreement Water Treatment Services	$ -
260	HighPoint Operating Corporation	Nine Downhole Technologies LLC	8/13/2018	Master Service Agreement For Oilfield Services	$ -
261	HighPoint Operating Corporation	NVI, LLC	6/27/2018	Master Service Agreement For Mechanical Contract Labor	$ -
262	HighPoint Operating Corporation	Oil Patch Group, Inc.	3/17/2017	Master Service Agreement For Rental Equipment	$ -
263	HighPoint Operating Corporation	Oil States Energy Services	4/5/2016	Master Service Agreement Rental Solutions And Services	$ -
264	HighPoint Operating Corporation	Olsson, Inc	5/30/2012	Amendment To The Master Service Agreement For Environmental	$ 1,935.00
265	HighPoint Operating Corporation	ONEOK, Inc	9/18/2013	Midstream Agreement	$ -
266	HighPoint Operating Corporation	Optum	12/31/2020	Contractual Agreement To Provide Employees Pharmacy Access And Prescription Medicine	$ -
267	HighPoint Operating Corporation	Ossidiana Energy	7/19/2019	Sublease	$ -
268	HighPoint Operating Corporation	Outrigger Energy	12/17/2018	Midstream Agreement	$ -
269	HighPoint Operating Corporation	Packers Plus Energy Services USA, Inc.	10/5/2018	Master Service Agreement For Packers	$ -
270	HighPoint Operating Corporation	Panhandle Oilfield Service Companies Inc.	9/5/2012	Master Service Agreement For Oilfield Services	$ -
271	HighPoint Operating Corporation	Panther Drilling Systems, LLC	8/14/2018	Master Service Agreement For Directional Drill & Survey Services	$ -
272	HighPoint Operating Corporation	Pason Systems USA	4/7/2003	Master Service Agreement For Rental Equipment	$ -
273	HighPoint Operating Corporation	Pathfinder Inspections and Field Services LLC	7/20/2017	Master Service Agreement For Drill Pipe, Bha, Casing Inspection, In-Field Refacing, Hardbanding And Other Oil And Gas Services	$ -
274	HighPoint Operating Corporation	Pathfinder Pressure Testing LLC	7/20/2017	Master Service Agreement For Oilfield Pressure Testing And Hydraulic Torque Services	$ -
275	HighPoint Operating Corporation	Patriot Pump, LLC	7/31/2020	Master Service Agreement For Sucker Rods & Dh Pumps	$ -
276	HighPoint Operating Corporation	Patriot Well Solutions	2/5/2018	Master Service Agreement For Perforating	$ -
277	HighPoint Operating Corporation	Patterson Services	7/1/2014	Vendor Agreement For Equipment Rentals	$ -

[LOGO]
CONFIDENTIAL - SUBJECT TO CHANGE	Page 6 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
278	HighPoint Operating Corporation	PCS Ferguson, Inc	10/25/2005	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
279	HighPoint Operating Corporation	Peak Oilfield Services	2/18/2018	Master Service Agreement For Rental Equipment	$ -
280	HighPoint Operating Corporation	Pete Martin Drilling LLC	10/25/2005	Master Service Agreement For Mouse And Rat Holes, And Conductor Pipe Services And Products	$ -
281	HighPoint Operating Corporation	Petrostar Services, LLC	2/28/2019	Master Service Agreement For Completion Unit	$ -
282	HighPoint Operating Corporation	Pick Testers-Hydro,LLC	8/8/2012	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
283	HighPoint Operating Corporation	Pilot Thomas Logistics LLC	12/11/2019	Master Service Agreement For Fuel & Frac Wtr Heating	$ -
284	HighPoint Operating Corporation	Pioneer Well Services	1/24/2017	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
285	HighPoint Operating Corporation	Pioneer Wireline Services, LLC	2/9/2017	Master Service Agreement For Logging/Wireline	$ -
286	HighPoint Operating Corporation	Precision Industrial Applicators LLC	5/21/2012	Master Service Agreement For Location & Road Services	$ -
287	HighPoint Operating Corporation	Premier Directional Drilling, LLC	1/10/2020	Master Service Agreement For Drilling And Geological Services	$ -
288	HighPoint Operating Corporation	Premium Thru Tubing Inc.	5/31/2012	Master Service Agreement For Tubing And Casing Products And Services	$ -
289	HighPoint Operating Corporation	Principal	1/1/2021	Contractual Agreement To Provide Employees Retirement Benefits	$ -
290	HighPoint Operating Corporation	Principal Environmental, LLC	6/12/2017	Master Service Agreement For Rental Equipment	$ -
291	HighPoint Operating Corporation	Priority Energy Holdings, LLC	12/17/2013	Master Service Agreement For Artificial Lift Services & Products	$ -
292	HighPoint Operating Corporation	Pro Oilfield Inspection, LLC	4/5/2017	Master Service Agreement For Tubing Inspection And Repair Services	$ -
293	HighPoint Operating Corporation	Production Logging Services, Inc.	3/16/2011	Master Service Agreement For Case Hole Wireline Services	$ -
294	HighPoint Operating Corporation	PROtect, LLC	7/26/2019	Master Service Agreement For Mechanical Contract Labor	$ -
295	HighPoint Operating Corporation	Pruitt Tool & Supply Co., Inc.	1/14/2019	Master Service Agreement For Mpd & Rcd Equipment	$ -
296	HighPoint Operating Corporation	PTW Energy Services Inc.	7/29/2011	Master Service Agreement For Auto/Telemetry Install	$ -
297	HighPoint Operating Corporation	Quadco, LLC.	10/15/2009	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
298	HighPoint Operating Corporation	Quest Automated Services LLC	12/14/2018	Master Service Agreement For Separators And Other Products And Services	$ -
299	HighPoint Operating Corporation	Questar Exploration and Production Company	8/28/2007	Gathering Service Agreement	$ -
300	HighPoint Operating Corporation	Questar Exploration and Production Company	12/19/2007	Gas Processing and Blending Agreement	$ -
301	HighPoint Operating Corporation	Questar Exploration and Production Company	8/1/2014	Firm Transportation Service Agreement	$ -
302	HighPoint Operating Corporation	R.J. Mann & Associates, Inc.	6/13/2013	Master Service Agreement For C/G Supplies & Maintenance	$ -
303	HighPoint Operating Corporation	RAM Swab Services, LLC	9/30/2013	Master Service Agreement For Downhole Equipment Maintenance & Repairs	$ -
304	HighPoint Operating Corporation	RAM-CO Services LLC	7/23/2018	Master Service Agreement For Motor Carrier And Trucking Services	$ -
305	HighPoint Operating Corporation	Ranger Energy Services	2/9/2017	Master Service Agreement For Completion Unit	$ -
306	HighPoint Operating Corporation	Rapid Energy Solutions, LLC	1/14/2019	Master Service Agreement For Electrical Services And Contracting	$ -
307	HighPoint Operating Corporation	Reck Flyers	1/22/2013	Master Service Agreement For Water Hauling & Disposal	$ -
308	HighPoint Operating Corporation	Redi Services, LLC	12/18/2007	Master Service Agreement For Rentals	$ -
309	HighPoint Operating Corporation	Redneck Pipe Rental LLC	2/9/2017	Master Service Agreement For Rental Equipment	$ -
310	HighPoint Operating Corporation	Reliance Oilfield Services, LLC	2/11/2019	Master Service Agreement For Logging/Wireline	$ -
311	HighPoint Operating Corporation	REME, LLC (LEAM Drilling Services)	1/20/2020	Master Service Agreement For Directional Drill & Survey Services	$ -
312	HighPoint Operating Corporation	Renewable Fiber, Inc.	1/30/2017	Master Service Agreement For Water Hauling & Disposal Services	$ -
313	HighPoint Operating Corporation	Richard S. Logan Trucking Inc.	8/28/2014	Master Service Agreement For Trucking Services	$ -
314	HighPoint Operating Corporation	Rival Services, LLC	8/14/2018	Master Service Agreement For Contract Personnel And Equipment Resources	$ -
315	HighPoint Operating Corporation	RMS Cranes, LLC	5/7/2015	Master Service Agreement For Crane & Rigging Services	$ -
316	HighPoint Operating Corporation	RMTDC Operations, LLC dba Total Energy Services	1/9/2019	Master Service Agreement For Compressors	$ -
317	HighPoint Operating Corporation	Robison Construction	3/26/2008	Master Service Agreement For Pre-Engineered Building Products	$ -
318	HighPoint Operating Corporation	Rocky Mtn Electric LLC	4/24/2020	Master Service Agreement For Elect Install Labor On Pad	$ 600.00
319	HighPoint Operating Corporation	Rolfson Oil, LLC	2/16/2017	Master Service Agreement For Fuel & Power	$ -
320	HighPoint Operating Corporation	RP Services, LLC	5/1/2013	Master Service Agreement For Flowback And Well Testing	$ -
321	HighPoint Operating Corporation	RTD	12/31/2020	Master Service Agreement To Provide Employees Access To Economical Transportation In Denver, Co	$ -
322	HighPoint Operating Corporation	Ruby Pipeline	7/28/2011	Midstream Agreement	$ -
323	HighPoint Operating Corporation	Rugged Country Tankline Corp	2/20/2014	Master Service Agreement For Water Hauling & Disposal	$ -
324	HighPoint Operating Corporation	RUSCO OPERATING LLC	10/16/2017	Master Service Agreement For Consulting Engineers And Services	$ -

[LOGO]
CONFIDENTIAL - SUBJECT TO CHANGE	Page 7 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
325	HighPoint Operating Corporation	RUSCO OPERATING LLC	12/6/2019	Master Service Agreement For Consulting Engineers And Services	$ -
326	HighPoint Operating Corporation	S & B Drilling LLC	2/27/2020	Master Service Agreement For Contractors And Installing Helical Piers For Foundational Support For Oil And Gas Wells	$ -
327	HighPoint Operating Corporation	S&R Compression	2/17/2017	Master Service Agreement For C/G Supplies & Maintenance	$ -
328	HighPoint Operating Corporation	Sater Tools & Services	5/25/2017	Master Service Agreement For Rental Equipment	$ -
329	HighPoint Operating Corporation	Scada Products, LLC	12/27/2017	Master Service Agreement For Automation/Calibrate Services	$ -
330	HighPoint Operating Corporation	Schlumberger Technology Corporation	7/30/2008	Master Service Agreement For Contract Labor	$ -
331	HighPoint Operating Corporation	Schlumberger Technology Corporation	4/1/2014	1st Amendment To Master Service Agreement For Contract Labor	$ -
332	HighPoint Operating Corporation	Schlumberger Technology Corporation	3/1/2017	2nd Amendment To Master Service Agreement For Contract Labor	$ -
333	HighPoint Operating Corporation	Schlumberger Technology Corporation	9/30/2019	3rd Amendment To Master Service Agreement For Contract Labor	$ -
334	HighPoint Operating Corporation	Schlumberger US Land	3/1/2017	2nd Amendment To The Master Service Agreement For Archeology	$ -
335	HighPoint Operating Corporation	Scientific Drilling International, Inc.	7/28/2015	Master Service Agreement For Directional Drilling And Wellbore Navigation, Surveying And Logging Services	$ -
336	HighPoint Operating Corporation	Select Energy Service LLC	11/14/2011	Master Service Agreement For Pumping/Well Watching Services	$ -
337	HighPoint Operating Corporation	ShaleStone Inc.	6/11/2020	Master Service Agreement For Ground Storage Tanks, Secondary Containment, And Hdpe Fusion	$ -
338	HighPoint Operating Corporation	ShaleStone Resources	1/15/2019	Master Service Agreement For Environmental & Regulatory Services	$ -
339	HighPoint Operating Corporation	Sierra Chemicals, LC	5/20/2009	Master Service Agreement For C/G Supplies & Maintenance	$ -
340	HighPoint Operating Corporation	Silverline Services LLC	2/27/2012	Master Service Agreement For Environmental & Regulatory Services	$ 5,608.00
341	HighPoint Operating Corporation	Slipstream Environmental Services, LLC	8/21/2019	Master Service Agreement For C/G Permits & Environmental Compliance Services	$ -
342	HighPoint Operating Corporation	SLR International Corporation	9/13/2018	Master Service Agreement For Professional Services	$ -
343	HighPoint Operating Corporation	Smart Chemical Services, LP	10/8/2018	Master Service Agreement For Chemical Pump	$ -
344	HighPoint Operating Corporation	Sound & Cellular, Inc.	10/27/2018	Master Service Agreement For Remote Communication Products And Services	$ -
345	HighPoint Operating Corporation	Specialized Automation Services, LLC.	10/23/2020	Master Service Agreement For Instrumentation & Control And Electrical Power Distribution Services	$ -
346	HighPoint Operating Corporation	SPL-Inc	10/22/2009	Master Service Agreement For C/G Permits & Environmental Compliance Services	$ -
347	HighPoint Operating Corporation	Stallion Oilfield Services LTD.	6/11/2009	Master Service Agreement For Equipment Rentals And Energy Services	$ -
348	HighPoint Operating Corporation	Standard Resources of CO LLC	4/30/2019	Master Service Agreement For Bonded Freight Shipping And Trucking Services	$ -
349	HighPoint Operating Corporation	STANLEY Inspection LLC	8/27/2020	Master Service Agreement For Inspection And Testing Technology	$ -
350	HighPoint Operating Corporation	Steffes Solutions, LLC	3/27/2014	Master Service Agreement For Contract Manufacturing Services	$ -
351	HighPoint Operating Corporation	Sterling Crane LLC	9/3/2008	Master Service Agreement For Trucking & Transportation Services	$ -
352	HighPoint Operating Corporation	Sterling Energy Investments, LLC	11/1/2017	Gas Purchase Agreement	$ -
353	HighPoint Operating Corporation	Sterling Energy Investments, LLC	2/1/2018	1st Amendment To Gas Purchase Agreement	$ -
354	HighPoint Operating Corporation	Sterling Energy Investments, LLC	6/1/2018	2nd Amendment To Gas Purchase Agreement	$ -
355	HighPoint Operating Corporation	Steve Sharp Transportation, Inc.	10/25/2018	Master Service Agreement For Trucking & Transportation Services	$ -
356	HighPoint Operating Corporation	Stick Man, Inc.	1/4/2017	Master Service Agreement For Centralizer/Float Services	$ -
357	HighPoint Operating Corporation	Summit Midstream Niobrara, LLC	5/9/2012	Gas Gathering And Processing Agreement	$ -
358	HighPoint Operating Corporation	Summit Midstream Niobrara, LLC	10/22/2012	1st Amendment To Gas Gathering And Processing Agreement	$ -
359	HighPoint Operating Corporation	Summit Midstream Niobrara, LLC	7/1/2016	2nd Amendment To Gas Gathering And Processing Agreement	$ -
360	HighPoint Operating Corporation	Summit Midstream Niobrara, LLC	7/17/2019	Angus Station Letter Agreement	$ -
361	HighPoint Operating Corporation	Summit Slickline Inc.	5/16/2016	Master Service Agreement For Pressure Testing, Gyro Surveys And General Slickline Services	$ -
362	HighPoint Operating Corporation	Sun Life	12/31/2020	Contractual Agreement To Provide Employees Stop Loss Coverage	$ -
363	HighPoint Operating Corporation	Superior Oilfield Services Co Ltd. DBA Laser Oilfield Services	2/6/2013	Master Service Agreement For Location & Roads Services	$ -
364	HighPoint Operating Corporation	SWABBCO	5/19/2014	Master Service Agreement For Completion Unit	$ -
365	HighPoint Operating Corporation	SWPPP Colorado LLC	5/15/2013	Master Service Agreement For Environmental & Regulatory Services	$ -
366	HighPoint Operating Corporation	Tallgrass Energy	12/31/2018	Midstream Agreement	$ -
367	HighPoint Operating Corporation	Tara Holdings (USA) Inc.	4/9/2019	Master Service Agreement For Flowback Services	$ -
368	HighPoint Operating Corporation	Team Industrial Services, Inc.	3/7/2017	Master Service Agreement For Process Lines/Vlv/Fittings	$ -

[LOGO]
CONFIDENTIAL - SUBJECT TO CHANGE	Page 8 of 9

HighPoint Resources
Contract Cure Schedule
Prepared on March 3, 2021

Contract ID	Debtor Entity	Counterparty Name	Contract Date	Contract Description	Contract Cure Amount
369	HighPoint Operating Corporation	Techneaux Technology Services, LLC.	8/2/2011	Master Service Agreement For Automation/Calibrate Services	$ 17,545.50
370	HighPoint Operating Corporation	Terracon Consultants, Inc.	1/24/2020	Master Service Agreement For Facility Construction Support And Supervisors	$ -
371	HighPoint Operating Corporation	The Wireline Group, Inc.	10/1/2018	Amendment To Master Service Agreement For Cased-Hole And Electric Wireline Services	$ -
372	HighPoint Operating Corporation	The Wireline Group, Inc.	5/21/2019	Master Service Agreement For Cased-Hole And Electric Wireline Services	$ -
373	HighPoint Operating Corporation	Thru Tubing Solutions, Inc.	2/4/2011	Master Service Agreement For Downhole Equipment And Services	$ -
374	HighPoint Operating Corporation	Thurmond-McGlothlin, LLC	1/31/2014	Master Service Agreement For Servicing Natural Gas Meters	$ -
375	HighPoint Operating Corporation	Tidal Logistics, Inc.	11/1/2019	Master Service Agreement For Water Hauling & Disposal	$ -
376	HighPoint Operating Corporation	Timberlane Pumps LLC	7/22/2011	Master Service Agreement For Surface Equipment Maintenance & Repairs	$ -
377	HighPoint Operating Corporation	Titan Field Service LLC	10/10/2016	Master Service Agreement For Mechanical Contract Labor	$ 3,270.00
378	HighPoint Operating Corporation	Titan Solutions, LLC	11/13/2017	Master Service Agreement For Rental Equipment	$ -
379	HighPoint Operating Corporation	Total Directional Services, LLC	4/14/2012	Master Service Agreement For Directional Drill & Survey Services	$ -
380	HighPoint Operating Corporation	Tres Management Inc.	3/4/2020	Master Service Agreement For Contract Labor	$ -
381	HighPoint Operating Corporation	TriHydro Corporation	12/7/2007	Master Service Agreement For Environmental	$ -
382	HighPoint Operating Corporation	Triton Environmental, LLC	11/28/2018	Master Service Agreement For Permit/Environ	$ -
383	HighPoint Operating Corporation	TRK Enterprises, Inc	3/7/2012	Master Service Agreement For Casing Crews & Equipment	$ -
384	HighPoint Operating Corporation	Tucker Transportation Inc.	3/12/2007	Master Service Agreement For Trucking &Transportation	$ -
385	HighPoint Operating Corporation	Turbo Drill Industries, Inc	1/14/2020	Master Service Agreement For Downhole Drilling Products And Services	$ -
386	HighPoint Operating Corporation	Twin Eagle Consulting	9/28/2011	Master Service Agreement For Automation/Calibrate Services	$ -
387	HighPoint Operating Corporation	UET	4/16/2019	Midstream Agreement	$ -
388	HighPoint Operating Corporation	Uintah Engineering & Land Surveying (UELS)	10/1/2008	Vendor Agreement For Land Surveying Services	$ 21,223.50
389	HighPoint Operating Corporation	UKG	10/31/2020	Master Service Agreement To Provide Human Resources Software	$ -
390	HighPoint Operating Corporation	Ulterra Drilling Technologies LP	3/9/2009	Master Service Agreement For Bits	$ -
391	HighPoint Operating Corporation	UMR	12/31/2020	Contractual Agreement To Provide Employees Medical Benefits And Coverage	$ -
392	HighPoint Operating Corporation	Unum	9/30/2020	Contractual Agreement To Provide Employees Long-Term Disability Benefits And Coverage	$ -
393	HighPoint Operating Corporation	USA Compression Partners, LLC	8/31/2016	Vendor Agreement For Oil & Gas Compression Services	$ -
394	HighPoint Operating Corporation	Varel International Ind., L.P.	4/13/2009	Master Service Agreement For Bits	$ -
395	HighPoint Operating Corporation	Varra Companies Inc.	5/8/2017	Vendor Agreement For Sand, Gravel And Operational Other Materials	$ -
396	HighPoint Operating Corporation	Volumetrics Inc.	9/28/2015	Master Service Agreement For Automation/Calibrate Services	$ -
397	HighPoint Operating Corporation	Voya	12/31/2020	Contractual Agreement To Provide Employees Life And Disability Benefits And Coverage	$ -
398	HighPoint Operating Corporation	VSP	12/31/2020	Contractual Agreement To Provide Employees Vision Benefits And Coverage	$ -
399	HighPoint Operating Corporation	W. W. Backhoe & Dozer Services, Inc.	9/27/2012	Master Service Agreement For Equipment Rentals And Services	$ -
400	HighPoint Operating Corporation	Wagner Equipment Co.	11/1/2011	Master Service Agreement For Equipment & Repairs	$ -
401	HighPoint Operating Corporation	Walker Inspection L.L.C.	12/19/2011	Master Service Agreement For Contract Labor	$ -
402	HighPoint Operating Corporation	Warbonnet Construction	12/16/2011	Master Service Agreement For Environmental & Regulatory Services	$ 599.00
403	HighPoint Operating Corporation	W-B Supply Company	7/27/2017	Master Service Agreement For Process Lines/Vlv/Fittings	$ -
404	HighPoint Operating Corporation	Weatherford International, LLC - USA	11/26/2007	Amendment To The Master Service Agreement For Perforating	$ -
405	HighPoint Operating Corporation	Weatherford International, LLC	7/11/2019	Amendment To Master Service Agreement	$ -
406	HighPoint Operating Corporation	West States Energy Contractors	1/17/2012	Master Service Agreement For Health And Safety Programs	$ -
407	HighPoint Operating Corporation	Western Oilfields Supply Company DBA Rain for Rent	3/15/2004	Master Service Agreement For Rental Equipment	$ -
408	HighPoint Operating Corporation	Western States Reclamation Inc	4/12/2016	Master Service Agreement For Environmental & Regulatory Services	$ -
409	HighPoint Operating Corporation	Western Water Consultants	12/26/2018	Master Service Agreement For Abandonment Services	$ -
410	HighPoint Operating Corporation	WestRoc Trucking Inc.	3/31/2009	Master Service Agreement For Rig Mobilization	$ -
411	HighPoint Operating Corporation	White River Hub LLC	3/19/2019	Midstream Agreement	$ -
412	HighPoint Operating Corporation	Winn-Marion, Inc.	6/1/2020	Master Service Agreement For Mechanical Contract Labor	$ 1,996.31
413	HighPoint Operating Corporation	Wise Services Inc	1/20/2011	Master Service Agreement For Hydro-Excavation, Rig Cleaning, Water Hauling And Other Trucking Services	$ -
414	HighPoint Operating Corporation	Wright Choice Inc.	11/7/2011	Master Service Agreement For Water Hauling And Other Services	$ -
415	HighPoint Operating Corporation	ZAP Engineering & Construction Services	10/1/2015	Master Service Agreement For Environmental & Regulatory Services	$ -

CONFIDENTIAL - SUBJECT TO CHANGE	Page 9 of 9

Exhibit E

Schedule of Rejected Unexpired Leases

Certain documents, or portions thereof, contained in this Exhibit E and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The Schedule of Rejected Unexpired Leases is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft Schedule of Rejected Unexpired Leases”) is subject to material revision in all respects. The final form of the Schedule of Rejected Unexpired Leases shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such Schedule of Rejected Unexpired Leases) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Schedule of Rejected Unexpired Leases, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

Debtor Counterparty	Lease / Sublease Counterparties	Counterparty Addresses	Contract Date	Description of Rejected Unexpired Leases
HighPoint Operating Corporation	555 17th Street Investors LLC

c/o UBS Realty Investors LLC

455 Market Street, Suite 1000

San Francisco, CA 94105-2443

Attn: Asset Manager

and

UBS Realty Investors LLC

Ten State House Square,

15th Floor

Hartford, CT 06103-3604

Attn: General Counsel

and

Cushman & Wakefield

555 17th Street, Suite 170

555 17th Street

Denver, Colorado 80202

Attn: Property Manager

			4/27/2018	Lease Agreement
HighPoint Operating Corporation	Prologis L.P. (successor of DCT Management LLC)	518 17th Street, Suite 800 Denver, CO 80202 and Prologis L.P. 1800 Wazee Street, Suite 500 Denver, CO 80202 Attn: General Counsel	10/26/2018	Sublease Agreement

KE 75196600

HighPoint Operating Corporation	5251 DTC Parkway, LLC	C/O Principal Real Estate Investors 801 Grand Ave., Des Moines, IA 50392-1370 and CBRE, Inc. 5251 DTC Parkway, Suite 260 Greenwood Village, CO 80111 Attn: General Manager	2/25/2015	Lease Agreement
HighPoint Operating Corporation	Garver, LLC

C/O Principal Real Estate Investors

801 Grand Ave.,

Des Moines, IA 50392-1370

Attn: Commercial Real Estate Equities

and

5251 DTC Parkway,

Suites 405, 420

Greenwood Village, CO 80111

and

Garver, LLC

4701 Northshore Drive

North Little Rock,

Arkansas 72118

Attn: Dathan Gaskill, Chief Financial Officer

			6/10/2018	Sublease

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HighPoint Operating Corporation	Ossidiana Operating, LLC	5251 DTC Parkway, Suite 950 Greenwood Village, CO 80111 and Ossidiana Operating, LLC 5445 DTC Parkway, Suite 1250 Greenwood Village, CO 80111 Attn: Bill Masino, Chief Executive Officer	7/19/2019	Sublease

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Exhibit F

Exit RBL Documents

Certain documents, or portions thereof, contained in this Exhibit F and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The Exit RBL Documents are not final and remain subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft Exit RBL Documents”) is subject to material revision in all respects. The final form of the Exit RBL Documents shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such Exit RBL Documents) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Exit RBL Documents, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

SECOND AMENDMENT TO CREDIT AGREEMENT

dated as of March [__], 2021

among

BONANZA CREEK ENERGY, INC.,
as Borrower,

The Guarantors Party Hereto,

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and Lender,

and

The Lenders Party Hereto

JPMORGAN CHASE BANK, N.A.,

KEYBANK NATIONAL ASSOCIATION,

WELLS FARGO SECURITIES, LLC

and

CITIBANK, N.A.,

as Joint Lead Arrangers,

Second Amendment to Credit Agreement

This Second Amendment to Credit Agreement (this “Second Amendment”), dated as of March [__], 2021 (the “Second Amendment Effective Date”), is among Bonanza Creek Energy, Inc., a Delaware corporation (the “Borrower”); each of the undersigned guarantors (the “Guarantors”, and together with the Borrower, the “Credit Parties”); each of the Lenders (including each of the New Lenders (as defined below)) that is a signatory hereto; and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders (in such capacity, together with its successors in such capacity, the “Administrative Agent”).

Recitals

A.            The Borrower, the Administrative Agent, the Lenders and the Issuing Banks are parties to that certain Credit Agreement dated as of December 7, 2018 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”), pursuant to which the Lenders have, subject to the terms and conditions set forth therein, made certain credit available to and on behalf of the Borrower.

B.            The Borrower has advised the Administrative Agent and the Lenders that it has entered into that certain Agreement and Plan of Merger dated as of November 9, 2020 (as executed, without giving effect to any subsequent amendment or modification thereto except to the extent not prohibited by the terms hereof, the “HighPoint Merger Agreement”), among the Borrower, as “Parent”, Boron Merger Sub, Inc., a Delaware corporation and wholly-owned Domestic Subsidiary of the Borrower (“Merger Sub”), as “Merger Sub”, and HighPoint Resources Corporation, a Delaware corporation (“HighPoint”), as “Company”.

C.            The Borrower intends to commence an exchange offer to effect, among other things, the exchange of any or all of the 7.0% Senior Notes of HighPoint due October 15, 2022 (the “7.0% Notes”) and the 8.75% Senior Notes of HighPoint due June 15, 2025 (the “8.75% Notes”; the 8.75 Notes together with the 7.0% Notes, collectively, the “HighPoint Senior Notes”) for a combination of certain common stock of the Borrower and a maximum principal amount of up to $100,000,000 of unsecured senior notes due 2026 to be issued by the Borrower on the Second Amendment Effective Date (the “Bonanza Senior Notes”), in each case, as further described in the HighPoint Merger Agreement (such exchange offer, the “Exchange Offer Transaction”); provided that the Exchange Offer Transaction is subject to the “Minimum Participation Condition” (as defined in the HighPoint Merger Agreement).

D.            In the event that the Minimum Participation Condition is not satisfied, pursuant to the terms of the HighPoint Merger Agreement, the HighPoint Merger (as defined below) will be consummated via the Prepackaged Plan (as defined in the HighPoint Merger Agreement), subject to the entry of the Confirmation Order (as defined in the HighPoint Merger Agreement) thereof (the “Prepackaged Transaction”). Pursuant to the HighPoint Merger Agreement, including consummation of either the Exchange Offer Transaction or the Prepackaged Transaction, as the case may be, Merger Sub will merge with and into HighPoint, with HighPoint resulting as the surviving company and subsidiary of the Borrower (such transaction, the “HighPoint Merger”).

E.            As a result of the HighPoint Merger, the Credit Parties will own all of the Oil and Gas Properties of HighPoint and its subsidiaries as set forth in the Specified Reserve Report (as defined below)

F.            In connection with this Second Amendment, each of the entities set forth on Annex I hereto (each, a “New Obligated Party” and collectively, the “New Obligated Parties”), will be added as a “Guarantor” under the Credit Agreement and will become a party to (by joinder or otherwise) the Guarantee Agreement and certain Security Instruments.

G.            The Borrower has requested that each of Wells Fargo Bank, N.A. and Comerica Bank (each a “New Lender”, and collectively, the “New Lenders”) become a Lender under the Credit Agreement with a Maximum Credit Amount as of the Second Amendment Effective Date in the amounts shown on Schedule 1.2 to the Credit Agreement (as amended hereby).

H.            The parties hereto desire to enter into this Second Amendment to, among other things, (i) amend the Credit Agreement as set forth in Section 2 hereof, (ii) evidence the increase of the Borrowing Base from $260,000,000 to $500,000,000 as set forth in Section 3.1 hereof and (iii) evidence the increase of the Elected Loan Limit from $260,000,000 to $400,000,000 as set forth in Section 3.2 hereof, in each case, as set forth herein and to be effective as of the Second Amendment Effective Date.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.        Defined Terms. Each capitalized term which is defined in the Credit Agreement, but which is not defined in this Second Amendment, shall have the meaning ascribed such term in the Credit Agreement, as amended hereby. Unless otherwise indicated, all section references in this Second Amendment refer to the Credit Agreement.

Section 2.        Amendments. In reliance on the representations, warranties, covenants and agreements contained in this Second Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, the Credit Agreement shall be amended effective as of the Second Amendment Effective Date, in the manner provided in this Section 2.

2.1           Additional Definitions. Section 1.02 of the Credit Agreement is hereby amended to add thereto in alphabetical order the following definitions which shall read in full as follows:

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Available Free Cash Flow Amount” means, as of any date of determination, the result of (a) Free Cash Flow for the four fiscal quarters most recently ended for which a certificate has been delivered pursuant to Section 8.01(n) minus (b) the aggregate amount of all Restricted Payments made in reliance on Section 9.04(e) during the three most recently completed Free Cash Flow Usage Periods and the then current Free Cash Flow Usage Period minus (c) the aggregate amount of all Investments made in reliance on Section 9.05(l) during the three most recently completed Free Cash Flow Usage Periods and the then current Free Cash Flow Usage Period minus (d) the aggregate amount of all Redemptions made in reliance on Section 9.15(b)(iv) during the three most recently completed Free Cash Flow Usage Periods and the then current Free Cash Flow Usage Period.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (f) of Section 5.10.

“Benchmark” means, initially, LIBO Rate; provided that if a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBO Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) or clause (c) of Section 5.10.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)           the sum of: (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment;

(b)           the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment;

(c)           the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (a), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; provided further that, notwithstanding anything to the contrary in this Agreement or in any other Loan Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice, on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (A) Term SOFR and (B) the related Benchmark Replacement Adjustment, as set forth in clause (a) of this definition (subject to the first proviso above).

If the Benchmark Replacement as determined pursuant to clause (a), (b) or (c) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)            for purposes of clauses (a) and (b) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:

(i)            the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(ii)           the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)           for purposes of clause (c) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities;

provided that, in the case of clause (a) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)           in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(b)           in the case of clause (c) of the definition of “Benchmark Transition Event”, the date of the public statement or publication of information referenced therein;

(c)           in the case of a Term SOFR Transition Event, the date that is thirty (30) days after the date a Term SOFR Notice is provided to the Lenders and the Borrower pursuant to Section 5.10(c); or

(d)           in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (a) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (b) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)            a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.10 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.10.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Early Opt-in Election” means, if the then-current Benchmark is LIBO Rate, the occurrence of:

(a)            a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(b)           the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBO Rate and the provision by the Administrative Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBO Rate.

“Free Cash Flow” means, as of any date of determination, the result of (a) EBITDAX for the four fiscal quarters most recently ended for which a certificate has been delivered pursuant to Section 8.01(n), minus (b) the sum, without duplication, of the following cash expenses or cash charges to the extent added back in the calculation of EBITDAX for such period: (i) interest, (ii) income and franchise taxes, (iii) exploration expenses, including plugging and abandonment expenses, and (iv) to the extent not included in the foregoing and added back in the calculation of EBITDAX for such period, any other cash expense or cash charge that otherwise served to increase EBITDAX for such period, minus (c) the sum, without duplication, of (i) capital expenditures and (ii) cash principal payments in respect of any Debt for borrowed money (other than the Obligations and any Redemptions made under Section 9.15(b)(iv)) that cannot be reborrowed pursuant to the terms of such Debt, in each case, incurred or made by the Borrower and its Consolidated Restricted Subsidiaries during such period, and (d) minus the increase (or plus the decrease) in Working Capital from the last day immediately prior to the four-fiscal quarter period for which EBITDAX is calculated pursuant to the foregoing clause (a).

“Free Cash Flow Usage Period” means, as of any date of determination, the period commencing on the most recent date that is exactly forty-five (45) days after the end of a fiscal quarter or sixty (60) days in the case of the last fiscal quarter of a year and ending on (but not including) the next date that is exactly forty-five (45) days after the end of a fiscal quarter or sixty (60) days in the case of the last fiscal quarter of a year.

“HighPoint Letters of Credit” means the letters of credit described on Schedule 1.4.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Letter of Credit Sublimit” means, with respect to each Issuing Bank, $30,000,000.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Reference Time” with respect to any setting of the then-current Benchmark means (a) if such Benchmark is LIBO Rate, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (b) if such Benchmark is not LIBO Rate, the time determined by the Administrative Agent in its reasonable discretion.

“Relevant Governmental Body” means the Federal Reserve Board or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board or the NYFRB, or any successor thereto.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Reuters” means, as applicable, Thomson Reuters Corp., Refinitiv, or any successor thereto.

“Second Amendment” means that certain Second Amendment to Credit Agreement dated as of the Second Amendment Effective Date among the Borrower, the Guarantors party thereto, the Administrative Agent and the Lenders party thereto.

“Second Amendment Effective Date” means March [__], 2021.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (New York City time) on the immediately succeeding Business Day.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Specified Measurement Period” means, with respect to each Specified Swap Compliance Date, the most recently ended four fiscal quarter period for which such financial statements are required to be delivered pursuant to Section 8.01(a) or Section 8.01(b), as the case may be.

“Specified Swap Compliance Date” has the meaning assigned to such term in Section 8.19.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Notice” means a notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means the determination by the Administrative Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Administrative Agent and (c) a Benchmark Transition Event or an Early Opt-in Election, as applicable, has previously occurred resulting in a Benchmark Replacement in accordance with Section 5.10 that is not Term SOFR.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Working Capital” means, at any date, the excess of Current Assets of the Borrower and the other Credit Parties on such date less Current Liabilities of the Borrower and the other Credit Parties on such date other than Revolving Credit Loans and Letters of Credit, all determined on a consolidated basis in accordance with GAAP.

2.2           Amended Definitions. The following definitions contained in Section 1.02 of the Credit Agreement are hereby amended and restated in their respective entireties to read in full as follows:

“Aggregate Maximum Credit Amounts” at any time shall equal the sum of the Maximum Credit Amounts, as the same may be reduced or terminated pursuant to Section 2.05. As of the Second Amendment Effective Date, the Aggregate Maximum Credit Amounts of the Revolving Credit Lenders is $1,000,000,000.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that for the purpose of this definition, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate (or if the LIBO Screen Rate is not available for such one month Interest Period, the Interpolated Rate) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 5.07 or Section 5.10 (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 5.10(b)), then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.50%, such rate shall be deemed to be 1.50% for purposes of this Agreement.

“Arrangers” means, collectively, (a) JPMorgan Chase Bank, N.A., in its capacities as sole bookrunner and a joint lead arranger hereunder and (b) KeyBank National Association, Wells Fargo Securities, LLC and Citibank, N.A., in each case, in their respective capacities as joint lead arrangers hereunder.1

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Interpolated Rate” means, at any time, for any Interest Period, the rate per annum (rounded to the same number of decimal places as the LIBO Screen Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the LIBO Screen Rate for the longest period (for which the LIBO Screen Rate is available) that is shorter than the Impacted Interest Period and (b) the LIBO Screen Rate for the shortest period (for which the LIBO Screen Rate is available) that exceeds the Impacted Interest Period, in each case, at such time; provided that if the Interpolated Rate shall be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“Issuing Bank” means (a) JPMorgan Chase Bank, N.A., KeyBank National Association, Citibank, N.A. and Wells Fargo Bank, N.A., and (b) if requested by the Borrower and reasonably acceptable to the Administrative Agent, any other Person who is a Lender at the time of such request and who accepts such appointment in writing with the Borrower and the Administrative Agent, in their respective capacities as issuers of Letters of Credit hereunder. Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. References herein and in the Loan Documents to the Issuing Bank shall be deemed to refer to the Issuing Bank in respect of the applicable Letter of Credit or to all Issuing Banks, as the context requires.

“Letter(s) of Credit” means any standby letters of credit issued by any Issuing Bank at the request of the Borrower pursuant to Section 2.07, including without limitation the HighPoint Letters of Credit that are deemed to have been issued pursuant to Section 2.07(a).

[1] [NTD: Arranger names to be confirmed.]

“Letter of Credit Maximum Amount” means $50,000,000.

“Letter of Credit Obligations” means at any date of determination, the sum of (a) the aggregate undrawn amount of all Letters of Credit (including, for the avoidance of doubt, the HighPoint Letters of Credit deemed issued pursuant to Section 2.07(a)) then outstanding, and (b) the aggregate amount of Reimbursement Obligations which remain unpaid as of such date.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; provided that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) then the LIBO Rate shall be the Interpolated Rate, provided that if the LIBO Rate shall be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“LIBO Screen Rate” means, for any day and time, with respect to any Eurodollar Borrowing for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate), or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion, provided that if the LIBO Screen Rate shall be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“Loan Documents” means this Agreement, the First Amendment, the Second Amendment, the Notes, the Letter of Credit Agreements, the Letters of Credit, the Security Instruments, the Guarantee Agreement and the Proposal Letter.

“Total Net Debt” means, as of any date, the difference of (a) consolidated Total Debt of the Borrower and the other Credit Parties and (b) any unrestricted cash and cash equivalents which is subject to a perfected, first priority Lien in favor of the Administrative Agent; provided that the amount in this clause (b) shall not exceed $35,000,000 if any Loans or Letters of Credit are outstanding as of such date of determination.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

2.3           Amendment to Section 2.06 of the Credit Agreement. Section 2.06(e) of the Credit Agreement is hereby amended by inserting the words “after the Second Amendment Effective Date” immediately after the first reference to the word “Debt” therein.

2.4           Amendments to Section 2.07 of the Credit Agreement. Section 2.07 of the Credit Agreement is hereby amended by:

(a)           amending and restating the first sentence of Section 2.07(a) to read in full as follows:

Subject to the terms and conditions of this Agreement, each Issuing Bank may (but shall not be required to) through the Issuing Office, at any time and from time to time from and after the date hereof until five (5) Business Days prior to the Revolving Credit Maturity Date, upon the written request of the Borrower accompanied by a duly executed Letter of Credit Agreement and such other documentation related to the requested Letter of Credit as each Issuing Bank may reasonably require, issue Letters of Credit in Dollars for the account of any Credit Party, (x) in an aggregate amount for all Letters of Credit issued hereunder at any one time outstanding by all Issuing Banks not to exceed the Letter of Credit Maximum Amount and (y) with respect to each Issuing Bank, in an aggregate amount for all Letters of Credit issued hereunder by such Issuing Bank at any one time outstanding not to exceed such Issuing Bank’s Letter of Credit Sublimit without the consent of such Issuing Bank.

(b)           adding a new sentence to the end of Section 2.07(a) to read in full as follows:

Notwithstanding anything to the contrary in the foregoing or Section 6.02(d), the HighPoint Letters of Credit shall be deemed to have been issued hereunder as “Letters of Credit”.

(c)            amending and restating clause (i) appearing in Section 2.07(b) in its entirety to read in full as follows:

(i)            after giving effect to the Letter of Credit requested, (A) the Letter of Credit Obligations do not exceed the Letter of Credit Maximum Amount and (B) each Issuing Bank’s individual Letter of Credit Obligations do not exceed such Issuing Bank’s Letter of Credit Sublimit without the consent of such Issuing Bank;

2.5           Amendments to Section 3.03 of the Credit Agreement. Section 3.03 of the Credit Agreement is hereby amended by:

(a)            inserting the words “or other adjustment of the Borrowing Base pursuant to Section 8.13(c) or Section 8.19,” immediately after the first reference to “Interim Redetermination” in clause (c)(ii)(A) therein; and

(b)            replacing the reference to “85%” in clause (c)(ii)(B)(2) therein with “90%”.

2.6           Amendments to Article V of the Credit Agreement. Article V of the Credit Agreement is hereby amended by:

(a)            amending and restating Section 5.06 of the Credit Agreement in its entirety to read in full as follows:

Section 5.06          [Reserved.]

(b)            amending and restating Section 5.10 of the Credit Agreement in its entirety to read in full as follows:

Section 5.10          Alternate Rate of Interest.

(a)            Inability to Determine Rates. Subject to clauses (b), (c), (d), (e), (f) and (g) of this Section 5.10 and Section 5.07, if prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(i)            the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable (including, without limitation, because the LIBO Screen Rate is not available or published on a current basis), for such Interest Period; provided that no Benchmark Transition Event shall have occurred at such time; or

(ii)            the Administrative Agent is advised by the Majority Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy, electronic mail or fax as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Revolving Credit Borrowing Request that requests the conversion of any Revolving Credit Borrowing to, or continuation of any Revolving Credit Borrowing as, a Eurodollar Borrowing shall be ineffective, and (B) if any Revolving Credit Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made either as an ABR Borrowing or, at the election of the Borrower with the consent of the Majority Lenders, at an alternate rate of interest determined by the Majority Lenders that represents their cost of funds.

(b)            Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document (provided that any Swap Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 5.10), if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (ii) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(c)            Term SOFR Transition Event. Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this paragraph, if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that, this clause (c) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term SOFR Notice. For the avoidance of doubt, the Administrative Agent shall not be required to deliver a Term SOFR Notice after a Term SOFR Transition Event and may do so in its sole discretion.

(d)            Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(e)          Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 5.10, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.10.

(f)            Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBO Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(g)        Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Eurodollar Borrowing of, conversion to or continuation of Eurodollar Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Alternate Base Rate.

2.7          Amendment to Section 5.11 of the Credit Agreement. Section 5.11 of the Credit Agreement is hereby amended by amending and restating such section in its entirety to read in full as follows:

Section 5.11     Interest Rates; LIBOR Notifications. The interest rate on Eurodollar Loans is determined by reference to the LIBO Rate, which is derived from the London interbank offered rate. The London interbank offered rate is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administrator, the “IBA”) for purposes of the IBA setting the London interbank offered rate. As a result, it is possible that commencing in 2022, the London interbank offered rate may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on Eurodollar Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the London interbank offered rate. Upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, Section 5.10(b) and (c) provide the mechanism for determining an alternative rate of interest. The Administrative Agent will promptly notify the Borrower, pursuant to Section 5.10(e), of any change to the reference rate upon which the interest rate on Eurodollar Loans is based. However, the Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “LIBO Rate” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (a) any such alternative, successor or replacement rate implemented pursuant to Section 5.10(b) or (c), whether upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, and (b) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 5.10(d)), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the LIBO Rate or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability.

2.8          Amendment to Section 6.02 of the Credit Agreement. Section 6.02 of the Credit Agreement is hereby amended by amending and restating the first sentence appearing therein in its entirety to read in full as follows:

The obligation of each Lender to make a Loan on the occasion of any Borrowing (including the initial funding, but excluding a Revolving Credit Borrowing to continue or convert any outstanding Revolving Credit Borrowing), and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit (but excluding any automatic renewal or extension of any Letter of Credit, amendment the sole purpose of which is to extend or renew any Letter of Credit and any HighPoint Letter of Credit that is deemed to be issued pursuant to Section 2.07(a)), is subject to the satisfaction of the following conditions (or waiver in accordance with Section 12.02):

2.9          Amendment to Section 7.23 of the Credit Agreement. Section 7.23 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

Section 7.23.     Affected Financial Institutions. No Credit Party is an Affected Financial Institution.

2.10        Amendment to Article VIII of the Credit Agreement. Article VIII of the Credit Agreement is hereby amended by adding a new Section 8.19 immediately after Section 8.18 therein to read in full as follows:

Section 8.19     Swap Agreements. As of (x) the date that is thirty (30) days after the Second Amendment Effective Date and (y) each latest permissible date that any financial statements are required to be delivered pursuant to Section 8.01(a) or Section 8.01(b), commencing with the financial statements required to be delivered pursuant to Section 8.01(b) for the fiscal quarter ending March 31, 2021 (each such date in the foregoing clauses (x) and (y), a “Specified Swap Compliance Date”), the Credit Parties shall be party to Swap Agreements, in the form of fixed-price swaps and purchased put options or collars, in each case, with prices and terms reasonably acceptable to the Administrative Agent, covering not less than fifty percent (50%) of the reasonably anticipated projected production from Oil and Gas Properties constituting Proved Developed Producing Reserves (as reflected in the most recently delivered Reserve Report prior to such Specified Swap Compliance Date) for each of crude oil and natural gas, calculated separately, (a) if the Leverage Ratio is less than 1.0 to 1.0 as of the last day of the most recently ended Specified Measurement Period, for each calendar month of the eighteen (18) calendar month period immediately following the Specified Swap Compliance Date or (b) if the Leverage Ratio is greater than or equal to 1.0 to 1.0 as of the last day of the most recently ended Specified Measurement Period, for each calendar month of the twenty-four (24) calendar month period immediately following the Specified Swap Compliance Date. The Borrower shall not unwind, terminate or enter into any off-setting positions to the required hedges except to the extent necessary to comply with Section 9.14 or in connection with a transaction permitted by Section 9.10(e).

2.11       Amendments to Section 8.01 of the Credit Agreement. Section 8.01 of the Credit Agreement is hereby amended by adding new Sections 8.01(n) and 8.01(o) immediately after Section 8.01(m) therein to read in full as follows:

(n)            Certificate of Financial Officer – Available Free Cash Flow Amount. Concurrently with any delivery of financial statements under Section 8.01(b) and within sixty (60) days after the end of each fiscal year, a certificate of a Financial Officer in form and substance reasonably satisfactory to the Administrative Agent (i) setting forth detailed calculations of the Available Free Cash Flow Amount for the most recently ended four fiscal quarter period (including, with respect to each fiscal quarter ending December 31 of each year, unaudited financial statements necessary to support such calculations) and (ii) certifying as to (and specifying in reasonable detail) the aggregate amount of all Restricted Payments made in reliance on Section 9.04(e), Investments made in reliance on Section 9.05(l) and Redemptions made in reliance on Section 9.15(b)(iv) during the period of three consecutive Free Cash Flow Usage Periods that is ending with the delivery of such certificate.

(o)           Certificate of Financial Officer — Swap Agreement Compliance. Concurrently with each delivery of financial statements under Section 8.01(a) and Section 8.01(b), a certificate of a Financial Officer, in form and substance satisfactory to the Administrative Agent in its reasonable discretion, setting forth that the Credit Parties are in compliance with Section 8.19 as of the applicable Specified Swap Compliance Date and providing supporting information reasonably satisfactory to the Administrative Agent demonstrating compliance with Section 8.19.

2.12       Amendments to Section 8.13(a) of the Credit Agreement. Section 8.13(a) of the Credit Agreement is hereby amended by replacing each reference to “85%” appearing therein with a reference to “90%”.

2.13       Amendments to Section 8.14(a) of the Credit Agreement. Section 8.14(a) of the Credit Agreement is hereby amended by replacing each reference to “85%” appearing therein with a reference to “90%”.

2.14       Amendment to Section 9.01(b) of the Credit Agreement. Section 9.01(b) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(b)           Leverage Ratio. The Borrower will not permit the Leverage Ratio to be greater than (i) 3.5 to 1.0 as of the last day of any fiscal quarter on or prior to March 31, 2021 and (ii) 3.0 to 1.0 as of the last day of any fiscal quarter thereafter.

2.15        Amendments to Section 9.02 of the Credit Agreement. Section 9.02 of the Credit Agreement is hereby amended by:

(a)            replacing each reference to “3.25” appearing therein with a reference to “2.50”; and

(b)            amending and restating the parenthetical appearing in clause (f)(i) to read in full as follows:

(including, with respect to the incurrence of any such Debt after the Second Amendment Effective Date, after giving effect to any automatic reduction of the Borrowing Base required pursuant to Section 2.06(e))

2.16         Amendments to Section 9.04 of the Credit Agreement. Section 9.04 of the Credit Agreement is hereby amended by:

(a)            deleting the word “and” appearing at the end of clause (c) therein;

(b)            replacing the reference to “2.75” appearing in Section 9.04(d)(ii)(A) with a reference to “1.0”;

(c)            replacing the reference to “85%” appearing in Section 9.04(d)(ii)(B) with a reference to “75%”;

(d)            replacing the period at the end of clause (d) therein with “; and”; and

(e)            inserting a new clause (e) immediately after clause (d) therein to read in full as follows:

(e)            any Credit Party may make a Restricted Payment not otherwise permitted under this Section 9.04 in an aggregate amount not to exceed the Available Free Cash Flow Amount at the time made, provided that (i) no Borrowing Base Deficiency, Default or Event of Default has occurred and is continuing, or would result therefrom, and (ii) after giving pro forma effect to such Restricted Payment, (A) the Leverage Ratio does not exceed 2.25 to 1.0 and (B) the Commitment Utilization Percentage does not exceed 80%.

2.17         Amendments to Section 9.05 of the Credit Agreement. Section 9.05 of the Credit Agreement is hereby amended by:

(a)            deleting the word “and” appearing at the end of clause (j) therein;

(b)            replacing the reference to “2.75” appearing in Section 9.05(k)(ii)(A) with a reference to “1.0”;

(c)            replacing the reference to “85%” appearing in Section 9.05(k)(ii)(B) with a reference to “75%”;

(d)            replacing the period at the end of clause (k) therein with “;”; and

(e)            inserting new clauses (l) and (m) immediately after clause (k) therein to read in full as follows:

(l)            Investments not otherwise permitted under this Section 9.05 in an aggregate amount not to exceed the Available Free Cash Flow Amount at the time made; provided that (i) no Borrowing Base Deficiency, Default or Event of Default has occurred and is continuing, or would result therefrom, and (ii) after giving pro forma effect to such Investment, (A) the Leverage Ratio does not exceed 2.25 to 1.0 and (B) the Commitment Utilization Percentage does not exceed 80%; and

(m)            the consummation of the HighPoint Merger (as defined in the Second Amendment) on the Second Amendment Effective Date.

2.18       Amendment to Section 9.08 of the Credit Agreement. Section 9.08 of the Credit Agreement is hereby amended by adding the following sentence at the end of such Section.

Notwithstanding anything to the contrary in this Section 9.08, the Credit Parties may consummate the HighPoint Merger (as defined in the Second Amendment) on the Second Amendment Effective Date.

2.19       Amendment to Section 9.15(b) of the Credit Agreement. Section 9.15(b) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(b)            The Borrower will not, nor will it permit any other Credit Party to prior to the date that is 180 days after the Maturity Date, make or offer to make any optional or voluntary Redemption of or otherwise optionally or voluntarily Redeem (whether in whole or in part) any principal in respect of any Permitted Additional Debt, except (i) with the Net Cash Proceeds of any substantially contemporaneous issuance of Equity Interests (other than Disqualified Capital Stock) or in exchange for Equity Interests (other than Disqualified Capital Stock), (ii) with the Net Cash Proceeds of any Permitted Refinancing, (iii) if after giving pro forma effect to such Redemption, (A) no Borrowing Base Deficiency or Default exists or results therefrom, (B) the Commitment Utilization Percentage is not more than 75% and (C) the Leverage Ratio is less than 1.0 to 1.0, or (iv) in an aggregate amount not to exceed the Available Free Cash Flow Amount at the time made, if after giving pro forma effect to such Redemption, (A) no Borrowing Base Deficiency, Default or Event of Default exists or results therefrom, (B) the Commitment Utilization Percentage is not more than 80% and (C) the Leverage Ratio is less than 2.25 to 1.0.

2.20         Amendments to Section 10.01 of the Credit Agreement. Section 10.01 of the Credit Agreement is hereby amended by:

(a)             amending and restating the parenthetical appearing in clause (e) to read in full as follows:

(other than those specified in Section 10.01(a), Section 10.01(b), Section 10.01(d) or Section 10.01(o))

(b)            inserting a new clause (o) immediately after clause (n) therein to read in full as follows:

(o)            any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in Section 8.19, and such failure shall continue unremedied for a period of sixty (60) days after the earlier to occur of (i) a Responsible Officer of the Borrower or any other Credit Party having knowledge of such default or (ii) written notice thereof from the Administrative Agent to the Borrower.

2.21          Amendment to Section 12.18 of the Credit Agreement. Section 12.18 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

Section 12.18     Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)            the effects of any Bail-In Action on any such liability, including, if applicable:

(i)           a reduction in full or in part or cancellation of any such liability;

(ii)         a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)        the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

2.22         Cover Page Amendment. The cover page of the Credit Agreement is hereby amended by deleting the phrase “JPMORGAN CHASE BANK, N.A., and KEYBANK NATIONAL ASSOCIATION as Joint Lead Arrangers,” in its entirety and replacing it with the following:

JPMORGAN CHASE BANK, N.A., KEYBANK NATIONAL ASSOCIATION, WELLS FARGO SECURITIES, LLC and CITIBANK, N.A., as Joint Lead Arrangers,

2.23         Replacement of Schedule 1.1. Schedule 1.1 to the Credit Agreement is hereby replaced in its entirety with Schedule 1.1 hereto and Schedule 1.1 hereto shall be deemed to be attached as Schedule 1.1 to the Credit Agreement.

2.24        Replacement of Schedule 1.2. Schedule 1.2 to the Credit Agreement is hereby replaced in its entirety with Schedule 1.2 hereto and Schedule 1.2 hereto shall be deemed to be attached as Schedule 1.2 to the Credit Agreement. Immediately after giving effect to this Second Amendment and any Borrowings made on the Second Amendment Effective Date, (a) each Lender (including each New Lender, but excluding the Exiting Lenders (as defined below)) who holds Loans in an aggregate amount less than its Applicable Revolving Credit Percentage of all Loans shall advance new Loans which shall be disbursed to the Administrative Agent and used to repay Loans outstanding to each Lender who holds Loans in an aggregate amount greater than its Applicable Revolving Credit Percentage of all Loans, (b) each Lender’s (including each New Lender’s) participation in each Letter of Credit, if any, shall be automatically adjusted to equal its Applicable Revolving Credit Percentage, (c) such other adjustments shall be made as the Administrative Agent shall specify so that the Revolving Credit Exposure applicable to each Lender (including each New Lender) equals its Applicable Revolving Credit Percentage of the aggregate Revolving Credit Exposure of all Lenders and (d) upon request by each applicable Lender, the Borrower shall be required to make any break funding payments owing to such Lender that are required under Section 5.02 of the Credit Agreement as a result of the reallocation of Loans and adjustments described in this Section 2.24.

2.25       New Schedule 1.4. Schedule 1.4 attached hereto as Schedule 1.4 shall be deemed to be attached as a new Schedule 1.4 to the Credit Agreement as of the Second Amendment Effective Date.

2.26       Replacement of Schedule 7.14. Schedule 7.14 to the Credit Agreement is hereby replaced in its entirety with Schedule 7.14 hereto and Schedule 7.14 hereto shall be deemed to be attached as Schedule 7.14 to the Credit Agreement.

Section 3.     Borrowing Base and Election of Elected Loan Limit.

3.1         Borrowing Base. In reliance on the representations, warranties, covenants and agreements contained in this Second Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, the Administrative Agent and each of the Lenders (including the New Lenders) hereby agree that, effective as of the Second Amendment Effective Date, the Borrowing Base is hereby increased from $260,000,000 to $500,000,000, and the Borrowing Base shall remain at $500,000,000 until the next Scheduled Redetermination, Interim Redetermination or other adjustment of the Borrowing Base thereafter, whichever occurs first pursuant to the terms of the Credit Agreement. The Borrower and the Lenders acknowledge that the redetermination of the Borrowing Base provided for in this Section 3.1 shall not constitute either a Scheduled Redetermination nor an Interim Redetermination, in each case, for the purposes of Section 2.06 of the Credit Agreement.

3.2       Election of Elected Loan Limit. In reliance on the representations, warranties, covenants and agreements contained in this Second Amendment, subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, and in connection with the Borrowing Base increase provided for in Section 3.1 hereof, the Administrative Agent, the Lenders (including the New Lenders) and the Borrower agree that the Elected Loan Limit shall be increased from $260,000,000 to $400,000,000, and shall remain $400,000,000 until subsequently decreased or increased pursuant to Section 2.01(b) of the Credit Agreement.

Section 4.     Amendment to Security Agreement. In reliance on the representations, warranties, covenants and agreements contained in this Second Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, effective as of the Second Amendment Effective Date, Schedule 7 to the Security Agreement is hereby replaced in its entirety with Annex II hereto and Annex II hereto shall be deemed to be attached as Schedule 7 to the Security Agreement.

Section 5.     Conditions Precedent. The effectiveness of this Second Amendment is subject to the following:

5.1          Counterparts. The Administrative Agent shall have received counterparts of this Second Amendment from (a) each of the Credit Parties (including the New Obligated Parties after giving effect to the Assumption Agreement (as defined below)), (b) each of the Lenders (including the New Lenders) and (c) each of the Exiting Lenders.

5.2          Fees. The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Second Amendment Effective Date.

5.3          Mortgage and Deed of Trust Amendments. The Administrative Agent shall have received duly executed amendments and restatements and/or amendments to any mortgages and deeds of trust that are in effect immediately prior to the Second Amendment Effective Date, in each case, in form and substance reasonably acceptable to the Administrative Agent to reflect, among other things, the Aggregate Maximum Credit Amounts of the Lenders as amended by this Second Amendment.

5.4          Mortgage and Title. After giving effect to the HighPoint Merger and any additional title information and other Security Instruments delivered by the Credit Parties in connection therewith, the Administrative Agent shall (a) have received title information, as the Administrative Agent may reasonably require, setting forth the status of title to at least 90% of the total value of the Proved Oil and Gas Properties evaluated in the most recently delivered Reserve Report prior to the Second Amendment Effective Date, including any Engineering Reports relating to the Oil and Gas Properties of HighPoint and its subsidiaries (collectively, the “Specified Reserve Report”) and (b) be reasonably satisfied that the Security Instruments create first priority, perfected Liens (subject only to Permitted Liens) on, among other things, at least 90% of the total value of the Proved Oil and Gas Properties evaluated in the Specified Reserve Report.

5.5           Legal Opinion. The Administrative Agent shall have received a signed legal opinion of (a) Simpson, Thacher & Bartlett LLP, counsel to the Credit Parties (including the New Obligated Parties) and (b) local counsel to the Credit Parties (including the New Obligated Parties) in the State of Colorado, in each case, in form and substance reasonably satisfactory to the Administrative Agent.

5.6           Absence of Liens and HighPoint Credit Agreement Termination.

(a)         The Administrative Agent shall have received evidence satisfactory to it (including mortgage releases and UCC-3 financing statement terminations, as applicable) that all Liens on the Equity Interests of the New Obligated Parties and the Properties of the New Obligated Parties have been released or terminated, subject only to the filing of applicable terminations and releases and Permitted Liens.

(b)            The Administrative Agent shall have received a payoff letter and/or termination letter in form and substance reasonably satisfactory to the Administrative Agent evidencing that, contemporaneously with the effectiveness of the Second Amendment and the making of any Loans on the Second Amendment Effective Date, (a) the Credit Agreement, dated as of September 14, 2018, among HighPoint, as borrower, JPMorgan Chase Bank N.A., as administrative agent, and the lenders party thereto has been repaid in full, (b) the commitments thereunder have been terminated, and (c) the liens securing the Debt under such agreement have been released and terminated.

5.7         Lien Searches (New Obligated Parties). The Administrative Agent shall have received appropriate UCC search results reflecting no prior Liens encumbering the Properties of, or the Equity Interest of, the New Obligated Parties for the State of Delaware and any other jurisdiction reasonably requested by the Administrative Agent, other than Permitted Liens.

5.8          Closing Certificate. The Administrative Agent shall have received a certificate of the Secretary, Assistant Secretary or a Responsible Officer of the Credit Parties certifying: (a) that attached to such certificate are true, accurate and complete copies of the HighPoint Merger Agreement, “Transaction Support Agreement” (as defined in the HighPoint Merger Agreement) and all side letters and each other material agreement and assignment (including any assignments and bills of sale) executed and delivered in connection with the HighPoint Merger (collectively, the “HighPoint Merger Documents”), which HighPoint Merger Documents shall be reasonably acceptable to the Administrative Agent, (b) that substantially concurrently with any Borrowings on the Second Amendment Effective Date, the Borrower is consummating the HighPoint Merger substantially in accordance with the terms of the HighPoint Merger Documents (without any material waiver or amendment thereof not otherwise approved by the Administrative Agent) and the Credit Parties shall, directly or indirectly, own all of the Oil and Gas Properties of the New Obligated Parties, (c) solely with regards to the Exchange Offer Transaction, the Minimum Participation Condition shall be satisfied, (d) that attached to such certificate are true, accurate and complete copies of any indentures governing the Bonanza Senior Notes, all guarantees thereof and all other agreements, documents or instruments executed and delivered by the Borrower or any Restricted Subsidiary in connection with, or pursuant to, the incurrence or issuance of the Bonanza Senior Notes (collectively, the “Bonanza Senior Notes Documents”), which Bonanza Senior Notes Documents shall be reasonably acceptable to the Administrative Agent and (e) that all governmental and third party consents and all equity holder and board of director (or comparable entity management body) authorizations of (i) the HighPoint Merger that are conditions to the consummation of the HighPoint Merger and (ii) the issuance of the Bonanza Senior Notes have been obtained and are in full force and effect.

5.9           Approvals. In the event the HighPoint Merger occurs via the Prepackage Transaction, (a) the effective date under the Prepacked Plan (which Prepackaged Plan shall be satisfactory to the Administrative Agent) shall have occurred or shall have occurred concurrently with the effectiveness of this Second Amendment (and all conditions precedent thereto as set forth therein shall have been satisfied or waived in accordance with the terms thereof) and (b) the Bankruptcy Court (as defined in the HighPoint Merger Agreement) shall have entered the Confirmation Order (as defined in the HighPoint Merger Agreement) confirming the Prepackaged Plan, and which Confirmation Order shall be satisfactory to the Administrative Agent and be in full force and effect and shall not (i) have been stayed, reversed, vacated, amended, supplemented or otherwise modified in a manner that could reasonably be expected to adversely affect the interests of the Administrative Agent or the Lenders or (ii) be the subject of any appeal.

5.10         Maximum Unsecured Debt. The Administrative Agent shall have received evidence reasonably satisfactory to it that, after giving effect to the HighPoint Merger, the issuance of the Bonanza Senior Notes and this Second Amendment, the principal amount of unsecured Debt outstanding of the Borrower and its Restricted Subsidiaries for borrowed money (other than the HighPoint Senior Notes permitted to exist pursuant to Section 9.02(c) of the Credit Agreement) does not exceed $100,000,000 in the aggregate.

5.11         Maximum Revolving Credit Exposures. After giving effect to Section 3 hereof, any Borrowing made or Letter of Credit issued (or deemed issued) on the Second Amendment Effective Date and the consummation of the HighPoint Merger, the aggregate Revolving Credit Exposures of the Revolving Credit Lenders does not exceed $200,000,000.

5.12       Stock Certificates and Powers. All Equity Interests of HighPoint and its subsidiaries shall have been pledged pursuant to the Security Agreement, and the Administrative Agent shall have received all certificates representing the Equity Interests of HighPoint and its subsidiaries accompanied by any instruments of transfer and/or undated powers endorsed in blank.

5.13        Security Agreement Supplement. The Administrative Agent shall have received a Security Agreement Supplement as required by Section 8.14 of the Credit Agreement and Section 6.11 of the Security Agreement in form and substance reasonably satisfactory to the Administrative Agent, duly executed and delivered by the New Obligated Parties.

5.14         Assumption Agreement. The Administrative Agent shall have received an Assumption Agreement as required by Section 8.14 of the Credit Agreement and Section 7.13 of the Guarantee Agreement in form and substance reasonably satisfactory to the Administrative Agent duly executed and delivered by the New Obligated Parties (the “Assumption Agreement”).

5.15        Officer’s Certificate. The Administrative Agent shall have received a certificate of the Secretary, Assistant Secretary or a Responsible Officer of each Credit Party (including, for the avoidance of doubt, each New Obligated Party) setting forth (a) resolutions of the members, board of directors or other appropriate governing body with respect to the authorization of such Credit Party to execute and deliver the Second Amendment and the other Loan Documents to which it is a party and to enter into the transactions contemplated in those documents, (b) the officers of such Credit Party who are authorized to sign the Loan Documents to which such Credit Party is a party and who will, until replaced by another officer or officers duly authorized for that purpose, act as its representative for the purposes of signing documents and giving notices and other communications in connection with the Credit Agreement, as amended hereby, and the other Loan Documents, and the transactions contemplated thereby, (c) specimen signatures of such authorized officers, and (d) the limited liability company agreement, the articles or certificate of incorporation and bylaws or other applicable organizational documents of such Credit Party, certified as being true and complete. The Administrative Agent and the Lenders may conclusively rely on such certificate until the Administrative Agent receives notice in writing from the Credit Parties to the contrary.

5.16        UCC Financing Statements. The Administrative Agent shall have received a UCC financing statement as the Administrative Agent may request with respect to each New Obligated Party to perfect the Liens granted pursuant to the Security Instruments that may be perfected by the filing of a financing statement.

5.17         Good Standing Certificates. The Administrative Agent shall have received certificates of the appropriate State agencies with respect to the existence, qualification and good standing of each Credit Party (including, for the avoidance of doubt, each New Obligated Party).

5.18       Insurance Certificates. The Administrative Agent shall have received a certificate of insurance coverage of each New Obligated Party evidencing that the New Obligated Parties are carrying insurance in accordance with Section 7.12 of the Credit Agreement.

5.19         KYC Requirements. The Administrative Agent and the Lenders shall have received, and be reasonably satisfied in form and substance with, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including but not restricted to the USA PATRIOT Act, to the extent that Administrative Agent and/or the Lender have requested such documentation or other information at least five (5) Business Days prior to the Second Amendment Effective Date.

5.20          No Material Adverse Effect. No material litigation, arbitration or similar proceeding shall be pending or threatened which calls into question the validity or enforceability of this Second Amendment, the Credit Agreement, the other Loan Documents or the Transactions contemplated hereby and thereby.

5.21        Notes. The Administrative Agent shall have received duly executed Revolving Credit Notes payable to each Revolving Credit Lender (including each New Lender) requesting a Revolving Credit Note (to the extent requested at least two (2) Business Days prior to the Second Amendment Effective Date) in a principal amount equal to its Maximum Credit Amount (as amended hereby) dated as of the date hereof.

5.22         Specified Reserve Report. The Administrative Agent shall have received the Specified Reserve Report.

5.23         HighPoint Senior Notes Amendments. If the HighPoint Merger occurs via the Exchange Offer Transaction, any HighPoint Senior Notes that are not assigned to the Borrower shall be amended in form and substance reasonably acceptable to the Administrative Agent to remove all covenants thereto and waive any mandatory redemptions required by a “change in control”.

5.24         Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent or counsel to the Administrative Agent may reasonably request.

Section 6.     New Lenders. Each New Lender hereby joins in, becomes a party to, and agrees to comply with and be bound by the terms and conditions of the Credit Agreement as a Lender thereunder and under each and every other Loan Document to which any Lender is required to be bound by the Credit Agreement, to the same extent as if such New Lender were an original signatory thereto. Each New Lender hereby appoints and authorizes the Administrative Agent to take such action as the Administrative Agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto. Each New Lender represents and warrants that (a) it has full power and authority, and has taken all action necessary, to execute and deliver this Second Amendment, to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (b) it has received a copy of the Credit Agreement and copies of the most recent financial statements delivered pursuant to Section 8.01 thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Second Amendment and to become a Lender on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (c) from and after the Second Amendment Effective Date, it shall be a party to and be bound by the provisions of the Credit Agreement and the other Loan Documents and have the rights and obligations of a Lender thereunder.

Section 7.     Post-Closing

7.1          HighPoint Senior Notes Requirements. If the HighPoint Merger occurs via the Exchange Offer Transaction, within two (2) Business Days after the Second Amendment Effective Date (or such later date as may be extended by the Administrative Agent in its sole discretion), the Borrower shall deliver evidence reasonably satisfactory to the Administrative Agent that the HighPoint Senior Notes have been terminated with all Debt evidenced thereby being cancelled.

7.2          Control Agreements. Within thirty (30) calendar days after the Second Amendment Effective Date (or such later date as may be extended by the Administrative Agent in its sole discretion), with respect to each Deposit Account, Commodity Account and Securities Account of the New Obligated Parties in existence on the Second Amendment Effective Date (in each case, other than Excluded Accounts), the Administrative Agent shall have received from the New Obligated Parties duly executed Control Agreements in accordance with and to the extent required by the Security Agreement.

Notwithstanding anything to the contrary in Section 10.01 of the Credit Agreement, failure to comply with any provision in this Section 7 within the periods specified herein shall constitute an immediate Event of Default without any cure or grace period.

Section 8.     Miscellaneous.

8.1            Confirmation and Effect. The provisions of the Credit Agreement (as amended by this Second Amendment) shall remain in full force and effect in accordance with its terms following the effectiveness of this Second Amendment, and this Second Amendment shall not constitute a waiver of any provision of the Credit Agreement or any other Loan Document. Each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof’, “herein”, or words of like import shall mean and be a reference to the Credit Agreement as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

8.2           Ratification and Affirmation of Credit Parties. Each of the Credit Parties hereby expressly (i) acknowledges the terms of this Second Amendment, (ii) ratifies and affirms its obligations under the Loan Documents to which it is a party, (iii) acknowledges, renews and extends its continued liability under the Loan Documents to which it is a party, (iv) agrees, with respect to each Credit Party that is a Guarantor, that its Guarantee under the Guarantee Agreement remains in full force and effect with respect to the Obligations as amended hereby, (v) represents and warrants to the Lenders and the Administrative Agent that each representation and warranty of such Credit Party contained in the Credit Agreement and the other Loan Documents to which it is a party is true and correct in all material respects as of the date hereof and after giving effect to the amendments set forth in Section 2 hereof except (A) to the extent any such representations and warranties are expressly limited to an earlier date, in which case, on and as of the date hereof, such representations and warranties shall continue to be true and correct in all material respects as of such specified earlier date, and (B) to the extent that any such representation and warranty is expressly qualified by materiality or by reference to Material Adverse Effect, such representation and warranty (as so qualified) shall continue to be true and correct in all respects, (vi) represents and warrants to the Lenders and the Administrative Agent that the execution, delivery and performance by such Credit Party of this Second Amendment are within such Credit Party’s corporate, limited partnership or limited liability company powers (as applicable), have been duly authorized by all necessary action and that this Second Amendment constitutes the valid and binding obligation of such Credit Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor’s rights generally, and (vii) represents and warrants to the Lenders and the Administrative Agent that, after giving effect to this Second Amendment, no Event of Default exists.

8.3            Counterparts. This Second Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of this Second Amendment by fax or electronic transmission (e.g. “.pdf”) shall be effective as delivery of a manually executed original counterpart hereof.

8.4          No Oral Agreement. This written Second Amendment, the Credit Agreement and the other Loan Documents executed in connection herewith and therewith represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous, or unwritten oral agreements of the parties. There are no subsequent oral agreements between the parties that modify the agreements of the parties in the Credit Agreement and the other Loan Documents.

8.5          Governing Law. This Second Amendment (including, but not limited to, the validity and enforceability hereof) shall be governed by, and construed in accordance with, the laws of the State of New York.

8.6          Payment of Expenses. The Borrower agrees to pay or reimburse the Administrative Agent for all of its reasonable out-of-pocket costs and expenses incurred in connection with this Second Amendment, any other documents prepared in connection herewith and the transactions contemplated hereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent.

8.7         Severability. Any provision of this Second Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.8          Successors and Assigns. This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.9        Exiting Lender Consents. By its execution of this Second Amendment, BMO Harris Financing, Inc., BBVA USA and The Huntington National Bank (each an “Exiting Lender”, and collectively, the “Exiting Lenders”) each hereby (a) consents to this Second Amendment in its capacity as a Lender under the Credit Agreement solely for purposes of Section 12.02 of the Credit Agreement, and (b) acknowledges and agrees to Section 2.24 of this Second Amendment. Each of the parties hereto hereby agrees and confirms that after giving effect to Section 2.24 of this Second Amendment, each Exiting Lender’s Commitment shall be $0.00, each Exiting Lender’s Commitments to lend and all other obligations of each Exiting Lender under the Credit Agreement shall be terminated, and the Exiting Lender shall cease to be a Lender for all purposes under the Loan Documents.

[Signature Pages Follow.]

The parties hereto have caused this Second Amendment to be duly executed as of the day and year first above written.

BORROWER:	BONANZA CREEK ENERGY, INC.

By:
	Name:	Brant H. DeMuth
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

GUARANTORS:	BONANZA CREEK ENERGY OPERATING COMPANY, LLC

By:
	Name:	Cyrus D. Marter IV
	Title:	President

HOLMES EASTERN COMPANY, LLC

By:
	Name:	Cyrus D. Marter IV
	Title:	President

ROCKY MOUNTAIN INFRASTRUCTURE, LLC

By:
	Name:	Cyrus D. Marter IV
	Title:	President

[HIGHPOINT RESOURCES CORPORATION]

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and a Lender

By:
Name:	Robert Keepers
Title:	Authorized Officer

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

CITIBANK, N.A.,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

U.S. BANK NATIONAL ASSOCIATION,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

FIFTH THIRD BANK, NATIONAL ASSOCIATION,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

BANK OF AMERICA, N.A.,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

TRUIST BANK (as successor by merger to SunTrust Bank),
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

BOKF, N.A. DBA BANK OF OKLAHOMA,

as a Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

WELLS FARGO BANK, N.A.,

as a New Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

COMERICA BANK,

as a New Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

BMO HARRIS FINANCING, INC.,

as an Exiting Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

BBVA USA,

as an Exiting Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

THE HUNTINGTON NATIONAL BANK,

as an Exiting Lender

By:
Name:
Title:

[Signature Page to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.]

ANNEX I

NEW OBLIGATED PARTIES

[_______]

Annex I to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.

ANNEX II

SCHEDULE 7

EQUITY INTERESTS

Owner (Jurisdiction)	Issuer (Jurisdiction)	Percentage Owned	Percentage Pledged	Class of Stock	No. of Shares	Certificate No.
Bonanza Creek Energy, Inc. (Delaware)	Bonanza Creek Energy Operating Company, LLC (Delaware)	100%	100%	N/A	N/A	N/A
Bonanza Creek Energy Operating Company, LLC (Delaware)	Holmes Eastern Company, LLC (Delaware)	100%	100%	N/A	N/A	N/A
Bonanza Creek Energy Operating Company, LLC (Delaware)	Rocky Mountain Infrastructure, LLC (Delaware)	100%	100%	N/A	N/A	N/A
Bonanza Creek Energy, Inc. (Delaware)	HighPoint Resources Corporation (Delaware)	100%	100%	[___]	[___]	[____]
[TBD]

Annex II to Second Amendment to Credit Agreement – Bonanza Creek Energy, Inc.

SCHEDULE 1.1

APPLICABLE MARGIN

	Commitment Utilization Grid
	Level I	Level II	Level III	Level IV	Level V
Commitment Utilization Percentage	<25%	>25% <50%	>50% <75%	>75% <90%	≥90%
Eurodollar Revolving Credit Loans	3.00%	3.25%	3.50%	3.75%	4.00%
Letters of Credit	3.00%	3.25%	3.50%	3.75%	4.00%
ABR Revolving Credit Loans	2.00%	2.25%	2.50%	2.75%	3.00%
Commitment Fee Rate	0.50%	0.50%	0.50%	0.50%	0.50%

Schedule 1.1-1

SCHEDULE 1.2

ALLOCATIONS

Name of Lender	Applicable Revolving Credit Percentage	Maximum Credit Amount
JPMorgan Chase Bank, N.A.	11.875000%	$118,750,000

KeyBank National Association	10.625000%	$106,250,000

Wells Fargo Bank, N.A.	10.625000%	$106,250,000

Citibank, N.A.	10.625000%	$106,250,000

US Bank National Association	10.000000%	$100,000,000

Fifth Third Bank, National Association	10.000000%	$100,000,000

Bank of America, N.A.	10.000000%	$100,000,000

Truist Bank	10.000000%	$100,000,000

Capital One, National Association	6.250000%	$62,500,000

BOKF, N.A. dba Bank of Oklahoma	5.000000%	$50,000,000

Comerica Bank	5.000000%	$50,000,000

Total	100.00000000%	$1,000,000,000.00

Schedule 1.2-1

SCHEDULE 1.4

HIGHPOINT LETTERS OF CREDIT

REFERENCE NUMBER	AMOUNT	ISSUE DATE	EXPIRY DATE	APPLICANT NAME	BENEFICIARY NAME

Schedule 1.4-1

SCHEDULE 7.14

SUBSIDIARIES

SUBSIDIARIES OF BONANZA CREEK ENERGY, INC.:

•	BONANZA CREEK ENERGY OPERATING COMPANY, LLC, a Delaware limited liability company

•	[______]

SUBSIDIARIES OF BONANZA CREEK ENERGY OPERATING COMPANY, LLC:

•	ROCKY MOUNTAIN INFRASTRUCTURE, LLC , a Delaware limited liability company

•	HOLMES EASTERN COMPANY, LLC, a Delaware limited liability company

•	[______]

Schedule 7.14-1

Exhibit G

New Take Back Notes Indenture

Certain documents, or portions thereof, contained in this Exhibit G and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The New Take Back Notes Indenture is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft New Take Back Notes Indenture”) is subject to material revision in all respects. The final form of the New Take Back Notes Indenture shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such New Take Back Notes Indenture) reserve all rights to amend (in whole or in part), revise, or supplement the Draft New Take Back Notes Indenture, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

BONANZA CREEK ENERGY, Inc.

as Issuer,

THE SUBSIDIARY GUARANTORS NAMED ON SCHEDULE 1 HERETO

7.50% Senior Notes due 2026

INDENTURE

Dated as of [•], 2021

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

Trust Indenture Act Section	Indenture Section
310(a)(1)	13.09
(a)(2)	13.09
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	13.09
(b)	13.08
311(a)	13.13
(b)	13.13
312(a)	1.11
(b)	14.01
(c)	14.01
313(a)	13.15
(b)	13.15
(c)	13.15
(d)	13.15
314(a)	4.16
(a)(4)	4.16
(b)	Not Applicable
(c)(1)	14.02
(c)(2)	14.02
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	14.03
315(a)	13.01
(b)	13.02
(c)	13.01
(d)	13.01
(e)	6.11
Section 316(a)(last sentence)	1.10
(a)(1)(A)	6.02
(a)(1)(B)	6.04
(a)(2)	Not Applicable
(b)	6.07
(c)	2.05
Section 317(a)(1)	6.08
(a)(2)	6.09
(b)	6.09
Section 318(a)	14.14

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

i

Schedule 1	Subsidiary Guarantors	I-1
Exhibit A	Form of Note	A-1
Exhibit B	Form of Supplemental Indenture	B-1

v

INDENTURE, dated as of [•], 2021, among Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”), the Subsidiary Guarantors (as defined hereinafter) and U.S. Bank National Association, a national banking organization, as trustee (the “Trustee”). The Company, the Subsidiary Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined hereinafter) of the 7.50% Senior Notes due 2026 (the “Notes”).

Article 1

ISSUE AND DESCRIPTION OF NOTES

Section 1.01          Designation and Amount; Ranking Payments; Denomination. The Notes are hereby established and shall be designated as the “7.50% Senior Notes due 2026.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is not limited. The Company may, and shall be entitled to, from time to time, without notice to or the consent of the Holders of the Notes, in accordance with Section 1.03 below increase the principal amount of Notes and issue such increased principal amount (or any portion thereof) of Notes as “Additional Notes” under this Indenture.

Payments of the principal of and interest on the Notes shall be made in U.S. Dollars, and the Notes shall be denominated in U.S. Dollars and in minimum amounts of at least $2,000 and integral multiples of $1,000 in excess thereof. The Place of Payment where the principal of and any other payments due on the Notes are payable shall initially be at the office or agency of the Company maintained for that purpose in New York, New York in accordance with Section 4.02 of this Indenture.

Initially, U.S. Bank National Association will act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent or Registrar or co-registrar without notice. The Company or any of its domestically organized Restricted Subsidiaries may act as Paying Agent or Registrar or co-registrar.

At the option of the Company, payment of interest may be made at the Corporate Trust Office or by check mailed to the Holders at their addresses set forth in the Security Register; provided that payment by wire transfer of immediately available funds will be required with respect to principal of, and interest and premium, if any, on, (i) all Global Notes to the account of the Depositary or its nominee and (ii) all other Notes the Holders of which are entitled to interest on an aggregate principal amount in excess of $1,000,000 that have provided wire transfer instructions to the Company or the Paying Agent not later than five Business Days before the relevant Interest Payment Date.

The Notes shall be guaranteed by each of the Subsidiary Guarantors pursuant to Article 11 and by any additional Restricted Subsidiaries that become Subsidiary Guarantors after the Issue Date in accordance with Section 4.14 .

No Subsidiary Guarantee nor any notation thereof shall be, or shall be required to be, endorsed on, or attached to, or otherwise physically made part of any Note.

Section 1.02         Form of Notes.

(a)           General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A hereto, which is incorporated in and made a part of this Indenture.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

The terms and provisions contained in the form of Note attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

(b)           Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee in accordance with instructions given by the Holder thereof as required by Article 12 hereof.

Section 1.03          Additional Notes.

(a)          With respect to any Additional Notes, there shall be (a) established in or pursuant to a Board Resolution and (b) (i) set forth or determined in the manner provided in an Officers’ Certificate or (ii) established in one or more supplemental indentures to the Indenture, prior to the issuance of such Additional Notes:

(1)          the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to the Indenture;

(2)          the issue price and the issue date of such Additional Notes, including the date from which interest shall accrue and the first interest payment date therefor; and

(3)          if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those called for by Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Exhibit A in which any such Global Notes may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Notes in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof.

(b)          If any of the terms of any Additional Notes are established by action taken pursuant to a Board Resolution, a copy thereof shall be delivered to the Trustee at or prior to the delivery of the Officers’ Certificate or the supplemental indenture to the Indenture setting forth the terms of the Additional Notes.

(c)          The Initial Notes and any Additional Notes shall be considered collectively as a single class for all purposes of the Indenture. Holders of the Initial Notes and any Additional Notes will vote and consent together on all matters to which such Holders are entitled to vote or consent as one class, and none of the Holders of the Initial Notes or any Additional Notes shall have the right to vote or consent as a separate class on any matter to which such Holders are entitled to vote or consent.

Section 1.04          Execution and Authentication.

The Notes shall be executed on behalf of the Company by its Chairman of the Board, President or a Vice President of the Company (or any other officer of the Company designated in writing by or pursuant to authority of the Board of Directors and delivered to the Trustee from time to time). The signature of any of these officers on the Notes may be electronically transmitted, manual or facsimile.

Notes bearing the electronically transmitted, manual or facsimile signatures of individuals who were at any time the proper officers of the Company or such Subsidiary Guarantor, as the case may be, shall bind the Company or such Subsidiary Guarantor, as the case may be, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

A Note will not be valid until authenticated by the manual signature of the Trustee. Such signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Company signed by an officer (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes, in the aggregate principal amount or amounts specified in such Authentication Order. The Trustee may appoint an Authenticating Agent acceptable to the Company to authenticate Notes in accordance with Section 13.14. An Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by any such Authenticating Agent. An Authenticating Agent has the same rights as the Trustee to interact with Holders or an Affiliate of the Company.

Section 1.05          Non-Business Day Payments. If any Interest Payment Date, the Stated Maturity, any Redemption Date, any Net Proceeds Offer Payment Date or any Change of Control Payment Date falls on a day that is not a Business Day, then the required payment or delivery will be made on the next succeeding Business Day with the same force and effect as if made on the date that the payment or delivery was due, and no additional interest will accrue on that required payment or delivery for the period from and after the Interest Payment Date, Stated Maturity, Redemption Date, Net Proceeds Offer Payment Date or Change of Control Payment Date, as the case may be, to that next succeeding Business Day.

Section 1.06     Temporary Notes. Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate Definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as Definitive Notes.

Section 1.07     Mutilated, Destroyed, Lost and Wrongfully Taken Notes. If (a) any mutilated Note is surrendered to the Trustee or (b) both (i) there shall be delivered to the Company and the Trustee (A) a claim by a Holder as to the destruction, loss or wrongful taking of any Note of such Holder and a request thereby for a new replacement Note, and (B) such indemnity bond as may be required by them to save each of them and any agent of either of them harmless and (ii) such other reasonable requirements as may be imposed by the Company as permitted by Section 8-405 of the Uniform Commercial Code have been satisfied, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a “protected purchaser” within the meaning of Section 8-405 of the Uniform Commercial Code, the Company shall execute and upon receipt of an Authentication Order the Trustee shall authenticate and deliver, in lieu of any such mutilated, destroyed, lost or wrongfully taken Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

In case any such mutilated, destroyed, lost or wrongfully taken Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any destroyed, lost or wrongfully taken Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or wrongfully taken Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes.

Section 1.08     Persons Deemed Owners. Prior to due presentment of a Note for registration of transfer, the Company, any Subsidiary Guarantor and the Trustee and any agent of the Company, any Subsidiary Guarantor or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of and any premium and (subject to Article 10) any interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, any Subsidiary Guarantor, the Trustee nor any agent of the Company, any Subsidiary Guarantor or the Trustee shall be affected by notice to the contrary.

Section 1.09     Cancellation. All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly canceled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold, and all Notes so delivered shall be promptly canceled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Notes held by the Trustee shall be disposed of according to the Trustee’s customary cancellation procedures; provided, however, that the Trustee shall not be required to destroy such canceled Notes.

Section 1.10     Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Subsidiary Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Subsidiary Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee actually knows are so owned will be so disregarded.

Section 1.11     Holder Lists. The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with Trust Indenture Act Section 312(a). If the Trustee is not the Registrar, the Company will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of the Notes and the Company shall otherwise comply with Trust Indenture Act Section 312(a).

Article 2

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 2.01     Definitions.

“Acquired Indebtedness” means Indebtedness or Preferred Stock of a Person or any of its Subsidiaries (1) existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or (2) which becomes Indebtedness or Preferred Stock of the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person, in each case not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

“Acquired Subordinated Indebtedness” means Indebtedness of the Company or any Subsidiary Guarantor that (i) is subordinated or junior in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guarantee, as the case may be, (ii) constitutes Acquired Indebtedness and (iii) was not incurred in connection with, or in contemplation of, another Person merging with or into, or becoming a Restricted Subsidiary of, the Company or any of its Subsidiaries.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” of a Person means (without duplication), as of the date of determination:

(1)            the sum of:

(a)            discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with Commission guidelines (before any state or federal or other income tax), as estimated by a nationally recognized firm of independent petroleum engineers or the Company in a reserve report prepared by the Company’s petroleum engineers as of a date no earlier than the date of the Company’s latest annual consolidated financial statements (or, if such date of determination is within 45 days after the end of such most recently completed fiscal year and no reserve report as of the end of such fiscal year has at the time been prepared, the Company’s second preceding fiscal year) or, at the Company’s option, the Company’s most recently completed fiscal quarter for which internal financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from:

(i)            estimated proved oil and gas reserves acquired by the Company and its Restricted Subsidiaries since the date of such year-end or quarterly reserve report; and

(ii)           estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end or quarterly reserve report due to exploration, development or exploitation, production and other activities, which reserves were not reflected in such reserve report which would, in accordance with standard industry practice, result in such determinations, in each of cases (i) and (ii) calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end or quarterly reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from:

(iii)        estimated proved oil and gas reserves produced or disposed of since the date of such year-end or quarterly reserve report; and

(iv)          estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end or quarterly reserve report due to changes in geological conditions, exploration, development or exploitation, production or other activities conducted since the date of such reserve report or other factors which would, in accordance with standard industry practice, cause such revisions, in each of cases (iii) and (iv) calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end or quarterly reserve report) and, in the case of each of clauses (i), (ii), (iii) and (iv), as estimated by the Company’s petroleum engineers or any independent petroleum engineers engaged by the Company for that purpose; plus

(b)            the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s most recent annual or quarterly financial statements; plus

(c)            the Net Working Capital on a date no earlier than the date of the Company’s most recent consolidated annual or quarterly financial statements; plus

(d)            with respect to each other tangible asset of the Company or its consolidated Restricted Subsidiaries specifically including, but not to the exclusion of any other qualifying tangible assets, the Company’s or its consolidated Restricted Subsidiaries’ gas gathering and processing facilities, land, equipment, leasehold improvements, investments carried on the equity method, restricted cash and the carrying value of marketable securities, the greater of (i) the net book value of such other tangible asset on a date no earlier than the date of the Company’s most recent consolidated annual or quarterly financial statements and (ii) the appraised value, as estimated by independent appraisers, of such other tangible assets of the Company and its Restricted Subsidiaries (provided that the Company may rely on subclause (i) of this clause (d) if no appraisal is available or has been obtained), as of a date no earlier than the date of the Company’s latest audited financial statements; minus

(2)            minority interests and, to the extent not otherwise taken into account in determining Adjusted Consolidated Net Tangible Assets, any net natural gas balancing liabilities of the Company and its consolidated Restricted Subsidiaries reflected in the Company’s latest audited financial statements.

In addition to, but without duplication of, the foregoing, for purposes of this definition, “Adjusted Consolidated Net Tangible Assets” shall be calculated after giving effect, on a pro forma basis, to (A) any Investment not prohibited by this Indenture, to and including the date of the transaction giving rise to the need to calculate Adjusted Consolidated Net Tangible Assets (the “Assets Transaction Date”), in any other Person that, as a result of such Investment, becomes a Restricted Subsidiary of the Company, (B) the acquisition, to and including the Assets Transaction Date (by merger, consolidation or purchase of stock or assets), of any business or assets, including, without limitation, Permitted Industry Investments, and (C) any sales or other dispositions of assets permitted by this Indenture (other than sales of Hydrocarbons or other mineral products in the ordinary course of business) occurring on or prior to the Assets Transaction Date. If the Company changes its method of accounting from the successful efforts method to the full costs method or a similar method of accounting, “ACNTA” will continue to be calculated as if the Company were still using the successful efforts method of accounting.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Affiliate Transaction” has the meaning set forth under Section 4.11.

“Alternate Offer” has the meaning set forth under Section 4.13(d).

“Applicable Procedures” means the customary procedures of the Depositary relevant to the situation at hand.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary, or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division, operating unit, segment, business, group of related assets or line of business of such Person.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, exchange, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of:

(1)          any Capital Stock of any Restricted Subsidiary; or

(2)         any other property or assets (including any interests therein) (other than cash or Cash Equivalents) of the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction; provided, however, that Asset Sales shall not include:

(a)         the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company in a transaction which is (i) made in compliance with the provisions of Article 5 or (ii) subject to the provisions of Section 4.13;

(b)            any Investment in an Unrestricted Subsidiary which is made in compliance with the provisions of Section 4.07;

(c)            disposals, abandonments or replacements of damaged, unserviceable, worn-out or other obsolete equipment or other assets or assets that are no longer useful in the conduct of the Crude Oil and Natural Gas Business of the Company and its Restricted Subsidiaries;

(d)            the sale, lease, conveyance, disposition or other transfer (each, a “Transfer”) by the Company or any Restricted Subsidiary of assets or property, or the issuance or sale of Capital Stock by a Restricted Subsidiary, to the Company or one or more Restricted Subsidiaries;

(e)            any disposition or other Transfer of Hydrocarbons or other mineral products in the ordinary course of business or the Transfer of equipment, inventory, products, services, accounts receivable or other assets in the ordinary course of business;

(f)             any Transfer of an interest in an oil, gas or mineral property, pursuant to a farm-out, farm-in, joint operating, overriding royalty interest, area of mutual interest or unitization agreement, or other similar or customary arrangement or agreement that the Company or any Restricted Subsidiary determines in good faith to be necessary or appropriate for the economic development of such Property other than Production Payments and Reserve Sales;

(g)           surrender or waiver of contract rights, oil and gas leases or property related thereto, abandonment of any oil or gas property or interests therein or the settlement, release or surrender of contract, tort or other claims of any kind;

(h)            any disposition of defaulted receivables that have been written-off as uncollectible that arose in the ordinary course of business for collection;

(i)             any Asset Swap;

(j)             the Transfer by the Company or any Restricted Subsidiary of assets or property in any single transaction or series of related transactions that involve assets or properties having a Fair Market Value (valued at the Fair Market Value of such assets or property at the time of such Transfer) not to exceed $20.0 million;

(k)            a Restricted Payment that does not violate Section 4.07 or a Permitted Investment (including, without limitation, unwinding any Commodity Agreements, Interest Rate Agreements or Currency Agreements);

(l)             any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Crude Oil and Natural Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, shall have been created, incurred, issued, assumed or guaranteed in connection with the acquisition or financing of, and within 60 days after the acquisition of, the property that is subject thereto;

(m)           the disposition (whether or not in the ordinary course of the Crude Oil and Natural Gas Business) of oil or gas properties or direct or indirect interests in real property; provided that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(n)            the farm-out, lease or sublease of developed or undeveloped crude oil or natural gas properties owned or held by the Company or such Restricted Subsidiary in exchange for crude oil and natural gas properties owned or held by another Person;

(o)            the creation or perfection of a Lien (but not, except to the extent contemplated in clause (p) below, the sale or other disposition of the properties or assets subject to such Lien);

(p)            the creation or perfection of a Permitted Lien and the exercise by any Person in whose favor any such Permitted Lien is granted of any of its rights in respect of that Permitted Lien;

(q)            the licensing or sublicensing of intellectual property, including, without limitation, licenses for seismic data, in the ordinary course of business and which do not materially interfere with the business of the Company and its Restricted Subsidiaries; and

(r)             the disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 29 of the Internal Revenue Code or any successor or analogous provisions of the Internal Revenue Code.

“Asset Swap” means any trade or exchange by the Company or any Restricted Subsidiary of oil and gas properties or other properties or assets for oil and gas properties or other properties or assets owned or held by another Person; provided that the Fair Market Value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash) to be received by the Company or such Restricted Subsidiary; provided, further, that any Net Cash Proceeds received must be applied in accordance with Section 4.08.

“Assets Transaction Date” has the meaning set forth in the definition of “Adjusted Consolidated Net Tangible Assets.”

“Authenticating Agent” means, when used with respect to Notes, any Person authorized by the Trustee in accordance with Section 13.14 to act on behalf of the Trustee to authenticate Notes.

“Bankruptcy Law” means title 11, U.S. Code or any similar federal or state law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof including, in the case of a limited partnership, the board of directors of the managing general partner thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means the “Borrowing Base” as defined in and as determined from time to time pursuant to the Senior Credit Facility; provided that the Borrowing Base under such Credit Facility is determined on a basis substantially consistent with customary terms for oil and gas secured reserve based loan transactions and has a lender group that includes one or more commercial financial institutions which engage in oil and gas reserve based lending in the ordinary course of their respective businesses.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banking institutions in the City of New York or other place of payment are required or authorized by law or other governmental action to be closed.

“Capital Stock” means:

(1)          with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and including any warrants, options or rights to acquire any of the foregoing and instruments convertible into any of the foregoing;

(2)          with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

(3)          any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing clauses (1), (2) and (3) any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)          marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)          marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the three highest ratings obtainable from either S&P or Moody’s;

(3)          commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having one of the two highest ratings obtainable from Moody’s or S&P;

(4)          certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof or demand deposit accounts and Eurodollar time deposits and overnight bank deposits issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $100 million;

(5)          repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) or (4) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)          deposits in money market funds investing in instruments of the type specified in clauses (1) through (5) above; and

(7)          money market mutual or similar funds having assets in excess of $100 million.

“Change of Control” means the occurrence of one or more of the following events:

(1)          any sale, lease, exchange or other transfer (other than pursuant to a merger or consolidation), in one transaction or a series of related transactions), of all or substantially all of the assets of the Company to any Person or group as such terms are used in Section 13(d) and 14(d) of the Exchange Act, other than the Company or a Restricted Subsidiary;

(2)          the approval by the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of this Indenture); or

(3)          any transaction as a result of which any Person or group shall become the beneficial owner (as defined in Rule 13d-3 of the Exchange Act, except that a Person or group shall be deemed to be a beneficial owner of all securities such Person or group shall have the right to acquire or vote within one year), directly or indirectly, of more than 50% of the Voting Stock of the Company, other than any such transaction in which the outstanding Capital Stock of the Company is changed into or exchanged for Capital Stock of the surviving Person or any parent thereof that collectively represents at least 50% of the aggregate total Voting Stock of the surviving Person or such parent immediately following such transaction.

Notwithstanding the foregoing, (a) a transaction will not be deemed to involve a Change of Control if (i) the Company becomes a direct or indirect wholly owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company; (b) the right to acquire Voting Stock (so long as such person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a beneficial owner and (c) a Change of Control shall not be deemed to occur upon the consummation of the Merger Transaction or any actions undertaken by the Company or any Restricted Subsidiary solely for the purpose of changing the legal structure of the Company or such Restricted Subsidiary.

“Change of Control Offer” has the meaning set forth in Section 4.13(a).

“Change of Control Payment” has the meaning set forth in Section 4.13(a).

“Change of Control Payment Date” has the meaning set forth in Section 4.13(b)(2).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Commission” means the Securities and Exchange Commission.

“Commodity Agreements” means, with respect to any Person, any futures contract, forward contract, commodity swap agreement, commodity option agreement, hedging agreements and other agreements or arrangements or any combination thereof entered into by such Person in respect of Hydrocarbons purchased, used, produced, processed or sold by such Person or its Subsidiaries that are customary in the Crude Oil and Natural Gas Business and that are designed to manage the risks of Hydrocarbon price fluctuations.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” means the party named as such in this Indenture until a successor replaces it pursuant to the applicable provisions hereof and, thereafter, means the successor.

“Company Properties” means all Properties, and equity, partnership or other ownership interests therein, that are related or incidental to, or used or useful in connection with, the conduct or operation of any business activities of the Company or the Subsidiaries, which business activities are not prohibited by the terms of this Indenture.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by any two of the following: a Chairman of the Board, a Chief Executive Officer, a President, a Vice President, a Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary of the Company, or any other officer or officers of the Company designated in writing by or pursuant to authority of the Board of Directors and delivered to the Trustee from time to time.

“Consolidated EBITDAX” means, for any period, the sum (without duplication) of:

(1)            Consolidated Net Income; and

(2)            to the extent Consolidated Net Income has been reduced thereby:

(a)          all income taxes of the Company and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b)            Consolidated Interest Expense;

(c)            the amount of any Preferred Stock dividends paid by the Company and its Restricted Subsidiaries; and

(d)            Consolidated Non-cash Charges or consolidated exploration expense,

less any non-cash items increasing Consolidated Net Income for such period (other than accruals of revenue in the ordinary course of business), all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated EBITDAX Coverage Ratio” means, with respect to the Company, the ratio of (i) Consolidated EBITDAX of the Company during the four full fiscal quarters for which financial information in respect thereof is available (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated EBITDAX Coverage Ratio (the “Transaction Date”) to (ii) Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDAX” and “Consolidated Fixed Charges” shall be calculated after giving effect (without duplication) on a pro forma basis for the period of such calculation to:

(1)            the incurrence or repayment of any Indebtedness or issuance of Preferred Stock of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or issuance of other Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)            any Asset Sales (and the application of the proceeds thereof) or Asset Acquisitions by the Company or any Restricted Subsidiary (or by any Person acquired by the Company or any Restricted Subsidiary) (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring Acquired Indebtedness, and also including, without limitation, any Consolidated EBITDAX attributable to the assets which are the subject of the Asset Acquisition or Asset Sale (and the application of the proceeds thereof) during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale (and the application of the proceeds thereof) or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

For purposes of this definition, (a) any Person that is a Restricted Subsidiary on the Transaction Date will be deemed to have been a Restricted Subsidiary at all times during the Four Quarter Period; and (b) any Person that is not a Restricted Subsidiary on the Transaction Date will be deemed not to have been a Restricted Subsidiary at any time during the Four Quarter Period. If the Company or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding paragraph shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or the Restricted Subsidiary, as the case may be, had directly incurred or otherwise assumed such guaranteed Indebtedness.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition or disposition of assets or any other event in connection with any calculation, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any regulation or policy of the Commission related thereto)).

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated EBITDAX Coverage Ratio”:

(1)            interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)          if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(3)          notwithstanding clauses (1) and (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to the Company for any period, the sum, without duplication, of:

(1)            Consolidated Interest Expense (including any premium or penalty paid in connection with redeeming or retiring Indebtedness of the Company and its Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness), plus

(2)            the amount of all dividend payments on any series of Preferred Stock of the Company or any Restricted Subsidiary (other than dividends paid in Qualified Capital Stock and other than to the Company or any Restricted Subsidiary) paid, accrued or scheduled to be paid or accrued during such period.

“Consolidated Interest Expense” means, with respect to the Company for any period, the sum of, without duplication:

(1)            the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of original issue discount and debt issuance cost, (b) the net costs, losses or gains under Interest Rate Agreements, (c) all capitalized interest, and (d) the interest portion of any deferred payment obligation, plus

(2)            the interest component of Finance Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, as determined on a consolidated basis in accordance with GAAP, minus

(3)            to the extent included above, write-off of deferred financing costs and interest attributable to Dollar-Denominated Production Payments.

“Consolidated Net Income” means, with respect to the Company for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1)            any net after-tax gains (or losses) from Asset Sales or abandonments or reserves relating thereto;

(2)            any net after-tax extraordinary or nonrecurring gains (or losses) and any net after-tax gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(3)            the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by charter, contract, operation of law or otherwise;

(4)            the net income of any Person in which the Company has an interest, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions actually paid to the Company or to a Restricted Subsidiary by such Person (and provided that the Company’s equity in a net loss of any such Person for such period shall not be included in determining such Consolidated Net Income, except to the extent of the aggregate cash actually contributed to such Person by the Company or a Restricted Subsidiary during such period);

(5)            (a) any net after-tax income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) and (b) any income or loss attributable to any Person acquired in any pooling-of-interests transaction for any period prior to the date of such acquisition;

(6)            in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any net income (or loss) of the successor corporation prior to such consolidation, merger or transfer of assets;

(7)            any non-cash charges related to a ceiling test write-down under GAAP;

(8)            any unrealized non-cash gains or losses or charges in respect of Interest Rate Agreements, Currency Agreements or Commodity Agreements (including those resulting from the application of SFAS 133);

(9)            any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards, in accordance with GAAP;

(10)          any consolidated non-cash gains or losses arising from changes in GAAP standards or principles after the Issue Date or the cumulative effect thereof;

(11)          all net income or loss of Unrestricted Subsidiaries;

(12)          any asset (including goodwill) impairment or writedown on or related to Crude Oil and Natural Gas Properties or other non-current assets under applicable GAAP or Commission guidelines; and

(13)          any non-cash or nonrecurring charges associated with any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to maturity.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1)            the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

(2)            the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock.

“Consolidated Non-cash Charges” means, with respect to the Company, for any period, the aggregate depreciation, depletion, amortization, impairment and other non-cash charges or expenses of the Company and its Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

“consolidation” means, with respect to any Person, the consolidation of the accounts of the Restricted Subsidiaries of such Person with those of such Person, all in accordance with GAAP; provided, however, that “consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary of such Person with the accounts of such Person. The term “consolidated” has a correlative meaning to the foregoing.

“Corporate Trust Office” means the office of the Trustee at which at any particular time, its corporate trust business with respect to this Indenture shall be administered, which office at the date hereof is located at 185 Asylum Street, 27th Floor, Hartford, CT 06103, Attention: Global Corporate Trust, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the office of any successor Trustee designated from time to time by written notice to the Holders and the Company.

“Covenant Defeasance” has the meaning set forth under Article 9.

“Credit Facility” means one or more debt facilities or other financing arrangements (including, without limitation, the Senior Credit Facility), commercial paper facilities, letters of credit facilities, bankers’ acceptances or indentures, in each case with banks or other institutional lenders that engage in making bank loans or similar extensions of credit in the ordinary course, providing for revolving credit loans, term loans, letters of credit, bankers’ acceptances or other borrowings, in each case, as amended, restated, modified, renewed, extended, refunded, replaced (whether upon or after termination or otherwise) or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time.

“Crude Oil and Natural Gas Business” means:

(1)            the acquisition, exploration, exploitation, development, operation, production, hedging, swapping and disposition of interests in oil, natural gas and other Hydrocarbon properties and assets;

(2)            the gathering, marketing, treating, processing, storage, refining, hedging, swapping, selling and transporting of any production from such interests, properties or assets (or interests, properties or assets of others) and products produced in association therewith; and

(3)            activities arising from, relating to or necessary, appropriate, ancillary, complementary or incidental to the foregoing.

“Crude Oil and Natural Gas Properties” means all Properties, including equity or other ownership interests therein, owned by any Person which contain or have been assigned “proved oil and gas reserves,” as defined in Rule 4-10 of Regulation S-X of the Securities Act.

“Crude Oil and Natural Gas Related Assets” means any Investment or capital expenditure (but not including additions to working capital or repayments of any revolving credit or working capital borrowings) by the Company or any Subsidiary of the Company which is related to the business of the Company and its Subsidiaries as it is conducted on the date of the Asset Sale giving rise to the Net Cash Proceeds to be reinvested.

“Currency Agreement” means, with respect to any Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract or other similar agreement or arrangement to which such Person is a party or beneficiary.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Defeasance” means Covenant Defeasance or Legal Defeasance.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Article 12 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in the form of one or more Global Notes, a clearing agency that is designated to act as depositary of the Notes as contemplated by Section 1.01 and specified in Section 2.05 as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to this Indenture.

“Disqualified Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than in exchange for Capital Stock of such Person that is not itself Disqualified Stock) or is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock, pursuant to a sinking fund obligation or otherwise, or is mandatorily redeemable at the sole option of the holder thereof (other than in exchange for Capital Stock of such Person that is not itself Disqualified Stock) or is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock, in whole or in part, in either case, on or prior to the final stated maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the final stated maturity of the Notes shall not constitute Disqualified Stock if:

(1)            the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under Sections 4.08 and 4.13; and

(2)            any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto (or concurrently therewith; provided that all of the Notes validly tendered for purchase and not withdrawn pursuant to the requirements described under Section 4.08 or 4.13 are so purchased).

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Dollar-Denominated Production Payment” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Equity Offering” means an offering of Qualified Capital Stock of the Company, including any Public Equity Offerings and any non-public, unregistered offering or private placement of such Qualified Capital Stock, or any contribution to capital of the Company in respect of Qualified Capital Stock of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fair Market Value” means, with respect to any asset or property, the price which would be paid in an arm’s-length, free market transaction, for cash, between an informed and willing seller and an informed and willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Unless otherwise provided in this Indenture, Fair Market Value shall be determined by an officer of the Company acting in good faith, which determination will be conclusive for all purposes under this Indenture.

“Fall-Away Period” has the meaning set forth in Section 4.05(b).

“Finance Lease Obligation” means, as to any Person, an obligation that is required to be classified and accounted for as a capital lease or finance lease for financial reporting purposes in accordance with GAAP (but excluding any obligation that is required to be classified and accounted for as an operating lease for financial reporting purposes in accordance with GAAP as in effect on the Issue Date), and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described in Section 4.10, a Finance Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated EBITDAX Coverage Ratio.”

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1)            the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)            statements and pronouncements of the Financial Accounting Standards Board;

(3)            such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)            the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

“Global Notes” means, individually and collectively, each of the Global Notes deposited with or on behalf of and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 1.02 and Article 12 hereof.

“Global Note Legend” means the legend set forth in Section 12.03 hereof, which is required to be placed on all Global Notes issued under this Indenture.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)            to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)            entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Qualified Capital Stock. The term “guarantee” used as a verb has a corresponding meaning.

“HPR” means HighPoint Resources Corporation, a Delaware corporation (formerly Red Rider Holdco, Inc.).

“HPO” means HighPoint Operating Corporation (formerly Bill Barrett Corporation), a wholly owned subsidiary of HPR.

“HPR Senior Notes” means HPO’s 8.75% Senior Notes due 2025 and 7.00% Senior Notes due 2022.

“Holder” means any Person that is the registered holder of a Note.

“Hydrocarbons” means oil, natural gas, casing head gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and all products, by-products and all other substances (whether or not hydrocarbon in nature) produced in connection therewith or refined, separated, settled or derived therefrom or the processing thereof, and all other minerals and substances related to the foregoing, including, but not limited to, liquified petroleum gas, natural gas, kerosene, sulphur, lignite, coal, uranium, thorium, iron, geothermal steam, water, carbon dioxide, helium, and any and all other minerals, ores, or substances of value, and the products and proceeds therefrom, including, without limitation, all gas resulting from the in-situ combustion of coal or lignite.

“incur” has the meaning set forth under Section 4.06. Notwithstanding the foregoing, solely for purposes of determining compliance with Section 4.06, the following will not be deemed to be incurrences of Indebtedness or issuances of Preferred Stock:

(1)            amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)            the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3)            the obligation to pay a premium in respect of Indebtedness or Preferred Stock arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness or Preferred Stock; and

(4)            unrealized losses or charges in respect of hedging obligations (including those resulting from the application of SFAS 133).

“Indebtedness” means with respect to any Person, without duplication:

(1)            the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)            all Finance Lease Obligations of such Person;

(3)            all obligations of such Person representing the deferred purchase price of property, all conditional sale obligations of such Person and all obligations under any title retention agreement (but excluding Trade Accounts Payable), to the extent such obligations would appear as a liability upon the balance sheet of such Person in accordance with GAAP;

(4)            all obligations for the reimbursement of any obligor on any outstanding letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)            guarantees and other contingent obligations in respect of Indebtedness referred to in this definition;

(6)            all obligations of any other Person of the type referred to in clauses (1) through (5) above which are secured by any Lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset and the amount of the obligation so secured;

(7)            all net payment obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements;

(8)            all Disqualified Stock issued by such Person with the “amount” or “principal amount” of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed redemption price or repurchase price; and

(9)            any guarantee by such Person of production or payment with respect to (A) a Production Payment or (B) Production Payments and Reserve Sales;

provided, however, that any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness, shall not constitute “Indebtedness.”

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value shall be determined reasonably and in good faith by the Company. Notwithstanding the foregoing, (i) accrued expenses and Trade Accounts Payable arising in the ordinary course of business shall not constitute “Indebtedness” and (ii) except as expressly provided in clause (9) above, Production Payments and Reserve Sales shall not constitute “Indebtedness.”

Any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to maximum payment obligations, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property shall not constitute Indebtedness.

Notwithstanding the foregoing, in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary or the Company, “Indebtedness” will exclude any obligations arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, guarantees (other than guarantees of Indebtedness), adjustment of purchase price, holdbacks, contingent payment obligations based on a final financial statement or performance of acquired or disposed of assets or similar obligations, in each case, incurred or assumed in connection with such acquisition or disposition.

The “amount” or “principal amount” of Indebtedness at any time of determination as used herein shall, except as set forth below, be determined in accordance with GAAP:

(1)            the “amount” or “principal amount” of any Indebtedness issued at a price that is less than the principal amount at maturity thereof shall be the accreted value thereof;

(2)            the “amount” or “principal amount” of any Finance Lease Obligation shall be the amount determined in accordance with the definition thereof;

(3)            the “amount” or “principal amount” of any Preferred Stock shall be the greater of its voluntary or involuntary liquidation preference and its maximum fixed redemption price or repurchase price;

(4)            the “amount” or “principal amount” of any Interest Rate Agreements included in the definition of Permitted Indebtedness shall be zero;

(5)            the “amount” or “principal amount” of all other unconditional obligations shall be the amount of the liability thereof determined in accordance with GAAP; and

(6)            the “amount” or “principal amount” of all other contingent obligations shall be the maximum liability at such date of such Person.

“Indenture” means this Indenture, as amended or supplemented from time to time in accordance with the terms hereof.

“Independent Advisor” means a reputable accounting, appraisal or nationally recognized investment banking, engineering or consulting firm (a) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect material financial interest in the Company and (b) which, in the judgment of the Company, is otherwise disinterested, independent and qualified to perform the task for which it is to be engaged.

“Initial Notes” means the first $[•] million aggregate principal amount of Notes issued under this Indenture on the date hereof.

“Interest Rate Agreements” means, with respect to any Person, (i) any agreements of such Person with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and (ii) any interest rate protection agreements, interest rate future agreements, interest rate option agreements, agreements providing for interest rate swaps, caps, floors or collars and similar agreements or arrangements to which such Person is a party or beneficiary.

“Investment” means, with respect to any Person, any direct or indirect:

(1)            loan, advance or other extension of credit (including, without limitation, a guarantee) or capital contribution (by means of any transfer of cash or other property valued at the Fair Market Value thereof as of the date of transfer) to others or any payment for property or services for the account or use of others;

(2)            purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law) or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness);

(3)            guarantee or assumption of the Indebtedness of any other Person (other than the guarantee or assumption of Indebtedness of such Person or a Restricted Subsidiary of such Person which guarantee or assumption is made in compliance with the provisions of Section 4.06); and

(4)            other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP.

Notwithstanding the foregoing, “Investment” shall exclude direct or indirect advances or payments to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on a balance sheet, endorsements for collection or deposits arising in the ordinary course of business, any loan or extension of credit represented by a bank deposit other than a time deposit, any interest in an oil or gas leasehold to the extent constituting a security under applicable law and extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. The amount of any Investment shall be its Fair Market Value at the time the Investment is made and shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Restricted Subsidiary not sold or disposed of.

“Investment Grade Rating” means a Moody’s rating of Baa3 or higher and an S&P rating of BBB- or higher or, if either such Rating Agency ceases to rate the Notes for reasons outside of the Company’s control, the equivalent investment grade credit rating from any other Rating Agency.

“Issue Date” means the date of original issuance of the Notes (excluding, for such purpose any Additional Notes).

“Legal Defeasance” has the meaning set forth under Article 9.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Merger Transaction” means the Agreement of Plan and Merger, dated as of November 9, 2020, by and among the Company, Boron Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and HPR and all related documents and agreements, in each case as amended, and all transactions contemplated thereby.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means, with respect to any Asset Sale, the aggregate proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting, reservoir engineering and investment banking fees and sales commissions and title expenses), (b) taxes (including secondary tax expenses) paid or payable or taxes required to be accrued as a liability under GAAP after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness or Preferred Stock that is required to be repaid in connection with such Asset Sale or that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any post closing adjustments or liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, and (e) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale.

“Net Proceeds Offer” has the meaning set forth in Section 4.08.

“Net Proceeds Offer Amount” has the meaning set forth in Section 4.08.

“Net Proceeds Offer Payment Date” has the meaning set forth in Section 4.08.

“Net Proceeds Offer Trigger Date” has the meaning set forth in Section 4.08.

“Net Working Capital” means all current assets (other than current assets from Commodity Agreements) of the Company and its consolidated Subsidiaries, minus all current liabilities of the Company and its consolidated Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from Commodity Agreements, in each case as set forth in financial statements of the Company prepared in accordance with GAAP (excluding any adjustments made pursuant to FAS 133); provided that current assets and current liabilities shall exclude Consolidated Non-cash Charges.

“Notes” has the meaning set forth in the preamble to this Indenture and shall include the Initial Notes and any Additional Notes authenticated and delivered in accordance with Section 1.03.

“Officers’ Certificate” means a certificate signed by any two of the following: a Chairman of the Board, a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, a President, a Vice President, a Treasurer, an Assistant Treasurer, a Secretary or an Assistant Secretary of the Company, or any other officer or officers of the Company designated in a writing by or pursuant to authority of the Board of Directors and delivered to the Trustee from time to time.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the Company or a Subsidiary Guarantor, reasonably acceptable to the Trustee.

“Outstanding” when used with respect to any Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(1)            Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(2)            Notes for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3)            Notes as to which Defeasance has been effected pursuant to Section 9.01; and

(4)            Notes which have been paid pursuant to Section 1.07 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a protected purchaser in whose hands such Notes are valid obligations of the Company.

“Pari Passu Indebtedness” means any Indebtedness of the Company or any Subsidiary Guarantor that ranks pari passu in right of payment with the Notes or such Subsidiary Guarantees, as applicable.

“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary (and, with respect to DTC, shall include Euroclear and Clearstream).

“Paying Agent” means any Person authorized by the Company to pay the principal of or any premium or interest on the Notes on behalf of the Company.

“Permitted Acquisition Indebtedness” means Indebtedness or Preferred Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Preferred Stock was Indebtedness of:

(1)            a Subsidiary prior to the date on which such Subsidiary became a Restricted Subsidiary; or

(2)            a Person that was merged or consolidated into the Company or a Restricted Subsidiary prior to the date on which such Person was merged or consolidated into the Company or a Restricted Subsidiary;

provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged or consolidated into the Company or a Restricted Subsidiary or the date of such incurrence, as applicable, after giving pro forma effect thereto,

(a)            the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated EBITDAX Coverage Ratio test described in Section 4.06(a);

(b)            the Consolidated EBITDAX Coverage Ratio for the Company would be equal to or greater than the Consolidated EBITDAX Coverage Ratio for the Company immediately prior to such transaction; or

(c)            the Consolidated Net Worth of the Company would be equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)            the Notes issued on the Issue Date and any Subsidiary Guarantees of the Notes;

(2)            Indebtedness of the Company or any Restricted Subsidiary incurred pursuant to the Credit Facilities; provided, however, that immediately after giving effect to the incurrence of Indebtedness under the Credit Facilities, the aggregate principal amount of all Indebtedness incurred under this clause (2) and then outstanding does not exceed the greater of (i) $550.0 million and (ii) the Borrowing Base as in effect as of the date of such incurrence; provided, that any Indebtedness incurred under this clause (2) must be secured on a basis that is or would be pari passu with the Senior Credit Facility as in effect on the date of this Indenture;

(3)            Indebtedness of a Restricted Subsidiary to, or Preferred Stock of a Restricted Subsidiary held by, the Company or to a Restricted Subsidiary for so long as such Indebtedness or Preferred Stock is held by the Company or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary; provided, however, that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or Preferred Stock or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of the Indebtedness or issuance of the Preferred Stock so held by a Person other than the Company or a Restricted Subsidiary not constituting Permitted Indebtedness under this clause (3) by the issuer of such Indebtedness or Preferred Stock;

(4)            Indebtedness (including any HPR Senior Notes acquired or assumed by the Company in connection with the Merger Transaction) or Preferred Stock outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3));

(5)            the guarantee by the Company or any Restricted Subsidiary of any Indebtedness that is (x) referred to in clause (2) or (4) or (y) permitted by this Indenture to be incurred by the Company or any Restricted Subsidiary;

(6)            Interest Rate Agreements of the Company or a Restricted Subsidiary covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Rate Agreements are entered into to manage the exposure of the Company and its Restricted Subsidiaries to fluctuations in interest rates with respect to Indebtedness incurred in accordance with this Indenture to the extent the notional principal amount of such Interest Rate Agreements does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreements relate;

(7)            Indebtedness of the Company to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary; provided, however, that (i) any Indebtedness of the Company to any Restricted Subsidiary that is not a Subsidiary Guarantor is unsecured and (ii) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of the Indebtedness so held by a Person other than the Company not constituting Permitted Indebtedness under this clause (7) by the Company;

(8)            Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9)            Indebtedness of the Company or any of its Restricted Subsidiaries represented by (a) payment obligations in connection with self-insurance, or bid, performance, appeal or surety bonds or similar bonds or for completion or performance guarantees or obligations or for similar requirements in the ordinary course of business and any guarantees or letters of credit functioning as or supporting any of the foregoing bonds or (b) obligations represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims;

(10)          Refinancing Indebtedness issued to Refinance Indebtedness incurred in accordance with Section 4.06 (other than pursuant to clauses (3), (6), (7), (8), (9), (11), (12), (13), (14), (17) or (19) of this definition);

(11)          Finance Lease Obligations and Purchase Money Indebtedness of the Company or any of its Restricted Subsidiaries incurred after the Issue Date at any one time outstanding not to exceed the greater of (a) 2.0% of Adjusted Consolidated Net Tangible Assets determined at the date of incurrence after giving pro forma effect to such incurrence and the application of proceeds thereof; and (b) $100.0 million;

(12)          obligations arising in connection with Commodity Agreements of the Company or a Restricted Subsidiary;

(13)          Indebtedness under Currency Agreements; provided, however, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(14)          Indebtedness relating to Hydrocarbon balancing positions arising in the ordinary course of business;

(15)          Indebtedness of any of the Company and the Restricted Subsidiaries to the extent the net proceeds thereof are promptly (a) used to redeem all of the Notes or (b) deposited to effect Covenant Defeasance or Legal Defeasance or satisfy and discharge this Indenture as described below under Article 7 or Article 9;

(16)          Permitted Acquisition Indebtedness;

(17)          Indebtedness of the Company or any Restricted Subsidiary arising from guarantees of Indebtedness of joint ventures at any time outstanding not to exceed the greater of (a) $40.0 million and (b) 1.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds thereof;

(18)          Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Company and the Restricted Subsidiaries; and

(19)          additional Indebtedness of the Company or any of its Restricted Subsidiaries, or the issuance by the Company of any Disqualified Stock or by any Restricted Subsidiary of Preferred Stock, in an aggregate principal amount at any time outstanding not to exceed the greater of (a) 2.5% of Adjusted Consolidated Net Tangible Assets determined at the date of incurrence of such Indebtedness or issuance of such Disqualified Stock or Preferred Stock after giving pro forma effect to such incurrence or issuance and the application of proceeds thereof; and (b) $150.0 million.

In the event that an item of Indebtedness or Preferred Stock or proposed Indebtedness or Preferred Stock (including, without limitation, Acquired Indebtedness) meets the criteria of more than one of the categories of Permitted Indebtedness described in clause (1) through (19) above, or is entitled to be incurred under Section 4.06 even if not Permitted Indebtedness, the Company will be permitted to classify or later reclassify (in whole or in part in its sole discretion) such item of Indebtedness or Preferred Stock in any manner (including by dividing and classifying such item of Indebtedness or Preferred Stock in more than one type of Indebtedness or Preferred Stock permitted under such covenant) that complies with that covenant. Indebtedness or Preferred Stock permitted by such covenant need not be permitted solely by reference to one provision permitting such Indebtedness or Preferred Stock but may be permitted in part by one such provision and in part by one or more other provisions permitting such Indebtedness or Preferred Stock. The dollar equivalent principal amount of any Indebtedness denominated in a foreign currency and incurred pursuant to any dollar-denominated restriction on the incurrence of Indebtedness shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being Refinanced and plus the amount of reasonable fees and expenses incurred by the Company and its Restricted Subsidiaries in connection with such Refinancing). Notwithstanding any other provision of this definition, the maximum amount of Indebtedness that the Company and the Restricted Subsidiaries may incur under such definition shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. The principal amount of any Indebtedness incurred to Refinance other Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such Refinancing.

“Permitted Industry Investments” means any Investment made in the ordinary course of the business of the Company or any Restricted Subsidiary or that is of a nature that is or shall have become of a kind or character that is customarily made in the Crude Oil and Natural Gas Business, including, without limitation, investments or expenditures for exploiting, exploring for, acquiring, developing, producing, processing, refining, gathering, marketing or transporting Hydrocarbons through agreements, transactions, properties, interests or arrangements which permit one to share or transfer risks or costs, comply with regulatory requirements regarding local ownership or otherwise or satisfy other objectives customarily achieved through the conduct of the Crude Oil and Natural Gas Business jointly with third parties, including, without limitation:

(1)            capital expenditures, including, without limitation, acquisitions of Company Properties and interests therein;

(2)            entry into, and Investments in the form of or pursuant to, operating agreements, joint ventures, working interests, royalty interests, mineral leases, unitization agreements, processing agreements, farm-in agreements, farm-out agreements, pooling arrangements, contracts for the sale, transportation, storage or exchange of Hydrocarbons and minerals, production sharing agreements, production sales and marketing agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), limited liability company agreements, subscription agreements, stock purchase agreements, stockholder agreements, oil or gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Crude Oil and Natural Gas Business for geologists, geophysicists and other providers of technical services to the Company or any Restricted Subsidiary, operating agreements, division orders, participation agreements, master limited partnership agreements, contracts for the sale, purchase, exchange, transportation, gathering, processing, marketing or storage of Hydrocarbons, communitizations, declarations, orders and agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, development agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures (including, without limitation, capital expenditures) in connection therewith or pursuant thereto, Asset Swaps, and exchanges of Company Properties for other Company Properties that, together with any cash and Cash Equivalents in connection therewith, are of at least equivalent value as determined in good faith by the Company;

(3)            ownership interests in oil, gas or other Hydrocarbon or mineral properties and interests therein, liquid natural gas facilities, drilling operations, processing facilities, refineries, gathering systems, pipelines, storage facilities, related systems or facilities, ancillary real property interests and interests therein; and

(4)            Investments of operating funds on behalf of co-owners of Crude Oil and Natural Gas Properties of the Company or the Subsidiaries pursuant to joint operating agreements.

“Permitted Investments” means:

(1)            Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary;

(2)            Investments in the Company by any Restricted Subsidiary; provided, however, that any Indebtedness evidencing any such Investment held by a Restricted Subsidiary that is not a Subsidiary Guarantor is unsecured;

(3)            Investments in cash and Cash Equivalents;

(4)            Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with Section 4.08;

(5)            Permitted Industry Investments, including prepayments, advances and deposits paid with respect thereto;

(6)            Investments to the extent that Qualified Capital Stock of the Company is the consideration paid or provided by the Company;

(7)            receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(8)            payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(9)            loans or advances to officers, directors or employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary and otherwise in compliance with Section 4.11;

(10)          stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or in settlement of litigation, arbitration or other disputes with Persons who are not Affiliates;

(11)          Investments in any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(12)          Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(13)          Investments in any Person to the extent such Investments consist of Commodity Agreements, Interest Rate Agreements or Currency Agreements otherwise permitted under Section 4.06;

(14)          Investments that are in existence on the Issue Date, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases of such Investments (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date);

(15)          guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Crude Oil and Natural Gas Business, including obligations under oil and natural gas exploration, development, joint operating, and related agreements and licenses or concessions related to the Crude Oil and Natural Gas Business;

(16)          Investments of a Restricted Subsidiary acquired after the Issue Date or of any entity merged into or consolidated with the Company or a Restricted Subsidiary in accordance with Article 5 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(17)          repurchases of or other Investments in the Notes;

(18)          Investments in any units of any oil and gas royalty trust;

(19)          guarantees of Indebtedness permitted under Section 4.06;

(20)          guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Finance Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(21)          advances and prepayments for asset purchases in the ordinary course of business in the Crude Oil and Natural Gas Business of the Company or any of its Restricted Subsidiaries;

(22)          Investments made pursuant to the Merger Transaction; and

(23)          additional Investments made after the Issue Date having, when taken together with all other Investments made pursuant to this clause (23) that are outstanding at the time of such additional Investment, an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) not to exceed the greater of (a) $100.0 million and (b) 2.0% of Adjusted Consolidated Net Tangible Assets determined at the time of such additional Investment.

With respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of such Investment to one or more of the above clauses so that the entire Investment is a Permitted Investment.

“Permitted Liens” means each of the following types of Liens:

(1)            Liens existing as of the Issue Date (and any extensions, replacements or renewals thereof covering property or assets secured by such Liens on the Issue Date);

(2)            Liens securing Indebtedness outstanding under the Credit Facilities permitted to be incurred pursuant to clause (2) of the definition of “Permitted Indebtedness”;

(3)            Liens securing the Notes and the Subsidiary Guarantees and other obligations arising under this Indenture;

(4)            Liens of the Company or a Subsidiary Guarantor on assets of any Restricted Subsidiary;

(5)            Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this Indenture and which has been incurred in accordance with the provisions of this Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(6)            Liens for taxes, assessments or governmental charges or claims either not delinquent or contested in good faith by appropriate proceedings and as to which the Company or a Restricted Subsidiary, as the case may be, shall have set aside on its books such reserves as may be required pursuant to GAAP;

(7)            statutory and contractual Liens of landlords to secure rent arising in the ordinary course of business and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith or other Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(8)            Liens incurred or deposits made in the ordinary course of business (i) in connection with workers’ compensation, unemployment insurance, social security or old age pension laws or other similar law, rule or regulation, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, (ii) to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (including letters of credit in connection therewith but exclusive of obligations for the payment of borrowed money), (iii) to secure public or statutory obligations of such Person including letters of credit and bank guarantees required or requested by the United States, any State thereof or any foreign government or any subdivision, department, agency, organization or instrumentality of any of the foregoing in connection with any contract or statute (including lessee or operator obligations under statutes, governmental regulations, contracts or instruments related to the ownership, exploration and production of oil, natural gas, other Hydrocarbons and minerals on State, Federal or foreign lands or waters) or (iv) deposits of cash or United States government bonds to secure surety, stay, appeal, indemnity performance or other similar bonds to which such Person is a party or deposits as security for contested taxes or indemnity performance or other similar bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(9)            judgment and attachment Liens not giving rise to an Event of Default;

(10)          easements, rights-of-way, licenses, zoning restrictions, restrictive covenants, minor imperfections in title and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(11)          any interest or title of a lessor under any Finance Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Finance Lease Obligation;

(12)          Liens securing Purchase Money Indebtedness of the Company or any Restricted Subsidiary; provided, however, that (i) the Purchase Money Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired or constructed (except for proceeds, improvements, rents and similar items relating to the property or assets so acquired or constructed) and (ii) the Lien securing such Indebtedness shall be created within 360 days of such acquisition or construction;

(13)          Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof and Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit or surety bonds do not constitute Indebtedness;

(14)          Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(15)          Liens securing Interest Rate Agreements which Interest Rate Agreements relate to Indebtedness that is otherwise permitted under this Indenture and Liens securing Commodity Agreements or Currency Agreements;

(16)          Liens securing Acquired Indebtedness or Preferred Stock of a Person or any of its Subsidiaries (1) existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or (2) which becomes Indebtedness or Preferred Stock of the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person, in each case incurred in accordance with Section 4.06; provided, however, that (i) such Liens that secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and (ii) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured such Acquired Indebtedness prior to the time such Acquired Indebtedness became Indebtedness of the Company or a Restricted Subsidiary (except for proceeds, improvements, rents and similar items relating to the property or assets so secured) and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary;

(17)          Liens on, or related to, properties and assets of the Company and its Subsidiaries to secure all or a part of the costs incurred in the ordinary course of business of exploration, drilling, development, production, processing, gas gathering, transportation, marketing, refining or storage, abandonment or operation thereof;

(18)          Liens securing Indebtedness incurred to finance, or Finance Lease Obligations with respect to, the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 360 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(19)          Liens on pipeline or pipeline facilities, Hydrocarbons or properties and assets of the Company and its Subsidiaries which arise out of operation of law;

(20)          royalties, overriding royalties, revenue interests, net revenue interests, net profit interests, reversionary interests, production payments, production sales contracts, preferential rights of purchase, operating agreements, working interests and other similar interests, participation agreements, properties, arrangements and agreements, all as ordinarily exist with respect to Properties and assets of the Company and its Subsidiaries or otherwise as are customary in the oil and gas business;

(21)          with respect to any Properties and assets of the Company and its Subsidiaries, Liens arising under, or in connection with, or related to, farm-out agreements, farm-in agreements, joint operating agreements, area of mutual interest agreements, partnership agreements, oil, gas, other Hydrocarbons and minerals leases, licenses or sublicenses, assignments, purchase and sale agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of crude oil, natural gas or other Hydrocarbons, unitization and pooling declarations, joint interest billing arrangements and agreements, development agreements, any other agreements, transactions, properties, interests or arrangements referred to in clause (2) of the definition of “Permitted Industry Investments,” and/or other similar or customary arrangements, agreements or interests that the Company or any Subsidiary determines in good faith to be necessary or appropriate for the economic development of such Property or asset or which are customary in the Crude Oil and Natural Gas Business;

(22)          any (a) interest or title of a lessor or sublessor under any lease, Liens reserved in oil, gas or other Hydrocarbons, minerals, leases for bonus, royalty or rental payments and for compliance with the terms of such leases, (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including, without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ Liens, tax Liens, and easements), or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

(23)          survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, minor defects in title or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred or created to secure the payment of borrowed money which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(24)          Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(25)          Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary on deposit with or in possession of such bank;

(26)          Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture; provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(27)          Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under Article 7 and Article 9;

(28)          Liens to secure Production Payments or Production Payments and Reserve Sales; provided, however, that the Liens may not extend to any assets other than those that are the subject of such Production Payments or Production Payments and Reserve Sales, as applicable;

(29)          Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (1), (11), (12), (16), (17), (18), (24), (29) or (30) of this definition; provided, however, that:

(a)            such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)            the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (1), (11), (12), (16), (17), (18), (24), (29) or (30) of this definition at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(30)          Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary pursuant to the definition of “Unrestricted Subsidiary”; provided that such Liens were not incurred in connection with, or contemplation of, such designation;

(31)          to the extent not included in any other clause of this definition, leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(32)          Liens arising from Uniform Commercial Code financial statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(33)          to the extent not included in any other clause of this definition, Liens on and pledges of the equity interests of any Unrestricted Subsidiary or any joint venture owned by the Company or any Restricted Subsidiary to the extent securing Indebtedness that is non-recourse to the Company or to any Restricted Subsidiary;

(34)          Liens incurred in the ordinary course of business with respect to outstanding obligations in the aggregate not exceeding the greater of (x) $100.0 million or (y) 5.0% of Adjusted Consolidated Net Tangible Assets determined at the date of incurrence after giving pro forma effect to such incurrence and the application of the proceeds thereof; and

(35)          solely during any Fall-Away Period, any Liens on any properties or assets not constituting a Restricted Property.

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including dividends, distributions and increases in respect thereof).

“Person” means an individual, partnership, corporation, unincorporated organization, limited liability company, trust, estate, or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of any class or classes (however designated) of such Person that has preferential rights to any other Capital Stock of any class of such Person with respect to dividends or redemptions or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Production Payments and Reserve Sales” means the grant or transfer to any Person of a Dollar-Denominated Production Payment, Volumetric Production Payment, royalty, overriding royalty, revenue interest, net revenue interest, reversionary interest, net profits interest, master limited or other partnership interest or other interest in oil and natural gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including, without limitation, any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Crude Oil and Natural Gas Business for geologists, geophysicists or other providers of technical services to the Company or a Restricted Subsidiary.

“Property” means, with respect to any Person, any interests of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock, partnership interests and other equity or ownership interests in any other Person.

“Prospectus” means the Prospectus, dated [•], 2021, relating to the offer of the Notes.

“Public Equity Offering” means an underwritten public Equity Offering by the Company.

“Purchase Money Indebtedness” means Indebtedness the net proceeds of which are used to finance the cost (including the cost of construction) of property or assets acquired in the normal course of business by the Person incurring such Indebtedness.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Date” means the earlier of the date of public notice of (i) the occurrence of a Change of Control or (ii) the Company’s intention to effect a Change of Control.

“Rating Decline” shall be deemed to have occurred if, no later than 60 days after the Rating Date (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies and the other Rating Agency has either downgraded, or publicly announced that it is considering downgrading, the Notes), each of the Rating Agencies decreases its rating of the Notes to a rating that is below its rating of the Notes on the day immediately prior to the earlier of (i) the date of the first public announcement of the possibility of a proposed transaction that would result in a Change of Control or (ii) the date that the possibility of such transaction is disclosed to either of the Rating Agencies; provided, however, that a downgrade of the Notes by the applicable Rating Agency shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a downgrade for purposes of the definition of Change of Control Triggering Event) if such Rating Agency making the downgrade in rating does not publicly announce or confirm or inform the Company or the Trustee in writing at the request of the Company that the downgrade is a result of the transactions constituting or occurring simultaneously with the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of such downgrade).

“Redemption Date” means the date specified in a notice of redemption on which the Notes may be redeemed in accordance with the terms of the Notes and this Indenture.

“Refinance” means, in respect of any security or Indebtedness or Preferred Stock, to refinance, extend, renew, refund, repay, prepay, redeem, effect a change by amendment or modification, defease or retire, or to issue a security or Indebtedness or Preferred Stock in exchange or replacement for (or the net proceeds of which are used to Refinance), such security or Indebtedness or Preferred Stock in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Indebtedness or Preferred Stock issued in or resulting from a Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness or Preferred Stock, in each case that:

(1)            does not have an aggregate principal amount that is greater than the aggregate principal amount of the Indebtedness or Preferred Stock being Refinanced as of the date of such proposed Refinancing (plus the amount of any premium paid in connection with such Refinancing and plus the amount of reasonable fees and expenses incurred by the Company and its Restricted Subsidiaries in connection with such Refinancing); or

(2)            (x) does not have a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness or Preferred Stock, as applicable, being Refinanced and (y) has a final maturity date or redemption date, as applicable, either (i) no earlier than the final maturity date or redemption date, as applicable, of the Indebtedness or Preferred Stock, as applicable, being Refinanced, or (ii) no earlier than 91 days after to the maturity date of the Notes; provided, however, that (a) if such Indebtedness being Refinanced is Indebtedness of the Company or one or more Subsidiary Guarantors, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and/or such Subsidiary Guarantors which were obligors or guarantors of such Indebtedness being Refinanced; (b) if such Indebtedness being Refinanced is subordinate or junior in right of payment to the Notes or a Subsidiary Guarantee, then such Refinancing Indebtedness shall be subordinate or junior in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced or shall be Preferred Stock of the obligor on the Indebtedness being Refinanced; (c) if any Preferred Stock being Refinanced was Disqualified Stock of the Company, the Refinancing Indebtedness shall be Disqualified Stock of the Company and (d) if any Preferred Stock being Refinanced was Preferred Stock of a Restricted Subsidiary, the Refinancing Indebtedness shall be Preferred Stock of such Restricted Subsidiary.

“Replacement Assets” has the meaning set forth under Section 4.08.

“Responsible Officer”, when used with respect to the Trustee, means any officer of the Trustee within the Corporate Trust Office, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of this Indenture.

“Restricted Payment” has the meaning set forth under Section 4.07.

“Restricted Property” means, with respect to any Fall-Away Period, any Crude Oil and Natural Gas Property having a Fair Market Value in excess of $10.0 million and any facilities directly related to the production of Hydrocarbons from a Restricted Property and includes Capital Stock of a corporation or other Person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Hydrocarbons, (ii) any property which, in the opinion of the Company, is not materially important to the total business conducted by the Company or its Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of the Company, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means any Subsidiary of the Company that has not been designated as an Unrestricted Subsidiary pursuant to and in compliance with Section 4.12. Any such designation may be revoked, subject to the provisions of such covenant.

“Reversion Date” shall have the meaning assigned to such term in Section 4.05(b).

“S&P” means Standard & Poor’s Ratings Services.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any Property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Credit Facility” means the debt facility provided for under the Credit Agreement dated as of December 7, 2018 among Bonanza Creek Energy, Inc., as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders, in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreements extending the maturity of, Refinancing, replacing, increasing or otherwise restructuring all or any portion of the Indebtedness under such agreements.

“Significant Subsidiary” means a Restricted Subsidiary of a Person that is also a “significant subsidiary” as defined in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Stated Maturity” when used with respect to any Note, means [•], 2026.

“Subsidiary,” with respect to any Person, means any (i) corporation, association or other business entity of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors, managers or trustees of such entity under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or any other Person of which at least a majority of the voting interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person or (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” shall have the meaning assigned to such term under Article 11.

“Subsidiary Guarantor” means each of the Company’s Restricted Subsidiaries on the Issue Date, and each other Person that is required to become a Subsidiary Guarantor by the terms of this Indenture after the Issue Date; provided, however, that any Person constituting a Subsidiary Guarantor as described above shall cease to constitute a Subsidiary Guarantor when its Subsidiary Guarantee is released in accordance with the terms of this Indenture.

“Subsidiary Guarantor Request” or “Subsidiary Guarantor Order” means, with respect to any Subsidiary Guarantor, a written request or order signed in the name of such Subsidiary Guarantor by any two of the following: a Chairman of the Board, a Chief Executive Officer, a President, a Vice President, a Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary of such Subsidiary Guarantor, or any other officer or officers of such Subsidiary Guarantor designated in writing by or pursuant to authority of such Subsidiary Guarantor’s Board of Directors and delivered to the Trustee from time to time. In the event that Subsidiary Guarantor Requests relating to the same matter shall be delivered by two or more Subsidiary Guarantors on the same date, such requests may be combined into a single document, provided that the requests made by each Subsidiary Guarantor therein shall be several and not joint requests of each such Subsidiary Guarantor.

“Surviving Entity” has the meaning set forth under Section 5.01(1).

“Suspended Covenants” shall have the meaning assigned to such term in Section 4.05(a).

“Trade Accounts Payable” means (a) accounts payable or other obligations of the Company or any Restricted Subsidiary created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services and (b) obligations arising under contracts for the exploration, development, drilling, completion, production and plugging and abandonment of wells or for the construction, repair or maintenance of related infrastructure or facilities.

“Transaction Date” has the meaning set forth in the definition of “Consolidated EBITDAX Coverage Ratio.”

“Transfer” has the meaning set forth in the definition of “Asset Sale.”

“Trustee” has the meaning set forth in the preamble to this Indenture.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means any Subsidiary of the Company designated (or deemed designated) as such pursuant to and in compliance with Section 4.12. Any such designation may be revoked, subject to the provisions of such covenant.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or comparable governing body of such Person, in each case, measured by voting power rather than number of shares.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Preferred Stock at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness or Preferred Stock into (2) the sum of the total of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal or (with respect to Preferred Stock) redemption or similar payment, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

Section 2.02     Other Definitions.

Term Section	Defined in:
“Act”	Section 2.05
“Additional Notes”	Section 1.01
“Applicable AML Law”	Section 14.07
“Authentication Order”	Section 1.04
“Company Website”	Section 4.03(d)
“Defaulted Interest”	Section 10.02
“DTC”	Section 2.05
“Event of Default”	Section 6.01
“Expiration Date”	Section 2.05
“Guaranteed Obligations”	Section 11.01
“Interest Payment Date”	Section 10.01
“payment default”	Section 6.01
“Place of Payment”	Section 4.02
“Registrar”	Section 4.02
“Regular Record Date”	Section 10.01
“Security Register”	Section 4.02
“Special Record Date”	Section 10.02
“United States government obligation”	Section 9.02

Section 2.03     [Reserved].

Section 2.04     Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company or a Subsidiary Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representation by, counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company or such Subsidiary Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of the Company or such Subsidiary Guarantor, as the case may be, unless such counsel knows that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 2.05      Acts of Holders; Record Dates. Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent or agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company and any Subsidiary Guarantor. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 13.01) conclusive in favor of the Trustee, the Company and any Subsidiary Guarantor, if made in the manner provided in this Section.

Without limiting the generality of this Section 2.05, unless otherwise provided in or pursuant to this Indenture, (i) a Holder, including a Depositary or its nominee that is a Holder of a Global Note, may give, make or take, by an agent or agents duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted in or pursuant to this Indenture to be given, made or taken by Holders, and a Depositary or its nominee that is a Holder of a Global Note may duly appoint in writing as its agent or agents members of, or participants in, such Depositary holding interests in such Global Note in the records of such Depositary; and (ii) with respect to any Global Note the Depositary for which is The Depository Trust Company (“DTC”), any consent or other action given, made or taken by an “agent member” of DTC by electronic means in accordance with the Automated Tender Offer Procedures system or other Applicable Procedures of, and pursuant to authorization by, DTC shall be deemed to constitute the “Act” of the Holder of such Global Note, and such Act shall be deemed to have been delivered to the Company, any Subsidiary Guarantor and the Trustee upon the delivery by DTC of an “agent’s message” or other notice of such consent or other action having been so given, made or taken in accordance with the Applicable Procedures of DTC.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

None of the Trustee or agents shall have any responsibility or obligation to any beneficial owner of an interest in a Global Note, any agent member or other member of, or a participant in, DTC or other person with respect to the accuracy of the records of DTC or any nominee or participant or member thereof, with respect to any ownership interest in the notes or with respect to the delivery to any agent member or other participant, member, beneficial owner or other person (other than DTC) of any notice or the payment of any amount or delivery of any notes (or other security or property) under or with respect to such notes. All notices and communications to be given to the holders and all payments to be made to holders in respect of the notes shall be given or made only to or upon the order of the registered holders (which shall be DTC or its nominee in the case of a Global Note). The rights of beneficial owners in any global note shall be exercised only through DTC, subject to its applicable rules and procedures. The Trustee and agents may rely and shall be fully protected in relying upon information furnished by DTC with respect to its agent members and other members, participants and any beneficial owners.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company or any Subsidiary Guarantor in reliance thereon, whether or not notation of such action is made upon such Note.

The Company and any Subsidiary Guarantor may set any day as a record date for the purpose of determining the Holders of Outstanding Notes entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Notes, provided that neither the Company nor such Subsidiary Guarantor may set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving, making or taking of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes on such record date, and no other Holders, shall be entitled to give, make or take the relevant action, whether or not such Holders remain Holders after such record date; provided, however, that no such action shall be effective hereunder unless given, made or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Company or any Subsidiary Guarantor from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be canceled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action given, made or taken by Holders of the requisite principal amount of Outstanding Notes on the date such action is given, made or taken. Promptly after any record date is set pursuant to this paragraph, the Company or such Subsidiary Guarantor, as the case may be, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Notes in the manner set forth in Sections 2.06 and 2.07.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Notes entitled to (a) join in the giving, making or taking of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 6.02, (iii) any request to institute proceedings referred to in Section 6.06(b), (iv) any direction referred to in Section 6.05, (v) receive payment under Section 6.10, or (vi) take any other action pursuant to the Indenture, in each case with respect to such Notes. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes on such record date, and no other Holders, shall be entitled to give, make or take such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided, however, that no such action shall be effective hereunder unless given, made or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be canceled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action given, made or taken by Holders of the requisite principal amount of Outstanding Notes on the date such action is given, made or taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company and any Subsidiary Guarantor in writing and to each Holder of Notes in the manner set forth in Section 2.06.

With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 2.07, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date to an earlier day as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to give, make or take any action hereunder with regard to any Note may do so, in person or by an agent duly appointed in writing, with regard to all or any part of the principal amount of such Note.

Section 2.06     Notices, Etc. to Trustee, Company and Subsidiary Guarantors. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with, (1) the Trustee by any Holder or by the Company or any Subsidiary Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be by facsimile or electronic transmission) to or with the Trustee in accordance with Section 14.17 or (2) the Company or a Subsidiary Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company or such Subsidiary Guarantor, as the case may be, in accordance with Section 14.17.

Section 2.07     Notice to Holders; Waiver. Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Where this Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depositary for such Global Note (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

Article 3

REDEMPTION AND PURCHASES

Section 3.01     Optional Redemption; Notices to Trustee.

The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, prior to [•], 2022 at a redemption price equal to 107.50% of the aggregate principal amount of the Notes to be redeemed, plus unpaid accrued interest, if any, thereon to the Redemption Date. On or after [•], 2022, the Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, at a redemption price equal to 100.00% of the aggregate principal amount of the Notes to be redeemed, plus unpaid accrued interest, if any, thereon to the Redemption Date. Any redemption pursuant to this Section 3.01 shall be made pursuant to the applicable provisions of this Article 3.

In case the Company shall desire to exercise any such right of redemption, the Company shall fix a Redemption Date and give notice thereof to the Trustee. If the Redemption Date is on a date that is after a Regular Record Date and on or prior to the Interest Payment Date to which it relates, the Company will pay any accrued and unpaid interest to a Holder on such Regular Record Date.

The Company shall give each notice to the Trustee provided for in this Section 3.01 at least 10 days before the Redemption Date.

On and after the applicable Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has previously deposited with the Paying Agent for the Notes (or, if the Company or a Restricted Subsidiary is the Paying Agent, such entity has segregated and holds in trust) funds in satisfaction of the applicable redemption price pursuant to this Indenture.

Section 3.02     Selection of Notes to Be Redeemed. If fewer than all Notes Outstanding are to be redeemed, the Trustee shall select the Notes to be redeemed by lot, on a pro rata basis or, in the case of Global Notes, any method required by DTC or any successor Depositary or, if the Notes are listed on a national securities exchange, in compliance with the requirements of that exchange. The Trustee shall make the selection from Notes Outstanding not previously called for redemption. The Trustee may select for redemption portions of the principal amount of Notes that have denominations larger than $2,000. Notes and portions of Notes the Trustee selects shall be in principal amounts such that the unredeemed portion of any Note shall have a minimum principal amount of $2,000 or multiples of $1,000 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify the Company promptly of the Notes or portions of Notes to be redeemed.

Section 3.03     Notice of Redemption. At least 10, but not more than 60, calendar days before the Redemption Date, the Company or, at the Company’s request, the Trustee shall mail (or send electronically if DTC is the recipient) a notice of redemption by first-class mail, postage prepaid, to each Holder of Notes to be redeemed; except that redemption notices may be given more than 60 days prior to a Redemption Date if the notice is issued in connection with a Defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 7 or Article 9 hereof.

The notice shall identify the Notes to be redeemed and shall state:

(a)            the Redemption Date;

(b)            the redemption price;

(c)            the name and address of the Paying Agent;

(d)            that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e)            if fewer than all of the Outstanding Notes are to be redeemed, the certificate numbers, if any, and principal amounts of the particular Notes to be redeemed;

(f)            that, unless the Company defaults in making payment of such redemption price, interest, if any, on Notes called for redemption will cease to accrue on and after the Redemption Date;

(g)            the CUSIP number of the Notes; and

(h)            any conditions precedent to such redemption.

At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company makes such request at least three Business Days prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 3.03; provided further that, in all cases, the text of such notice of redemption shall be prepared by the Company.

Any redemption or notice of redemption may, at the Company’s discretion, be subject to one or more conditions precedent. If a redemption is subject to the satisfaction of one or more conditions precedent, the related notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied or waived (provided that in no event shall such Redemption Date be delayed to a date later than 60 days after the date on which such notice was sent), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Company by the Redemption Date, or by the Redemption Date as so delayed. The Company shall provide written notice of the delay of such Redemption Date or the rescission of such notice of redemption to the Trustee no later than 11:00 a.m. (New York City time) on the date of redemption. Upon receipt of such notice of the delay of such Redemption Date or the rescission of such notice of redemption, such Redemption Date shall be automatically delayed or such notice of redemption shall be automatically rescinded, as applicable, and the redemption of the Notes to be redeemed shall be automatically delayed or rescinded and cancelled, as applicable, as provided in such notice.

The notice if given in the manner herein provided shall be conclusively presumed to have been duly given, whether or not any Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note selected for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note.

Section 3.04     Effect of Notice of Redemption. Once notice of redemption is given in accordance with Section 3.03, Notes called for redemption will become irrevocably due and payable (subject to Section 3.03) on the Redemption Date and at the redemption price stated in the notice of redemption, subject to satisfaction of any condition specified in such notice with respect to such redemption. If less than all the Notes are to be redeemed, the notice of redemption shall specify the CUSIP numbers of the Note to be redeemed. Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price stated in the notice of redemption.

Section 3.05     Deposit of Redemption Price. Prior to 11:00 a.m. (New York City time) on the Redemption Date, the Company shall deposit with the Paying Agent (or if the Company or a Restricted Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of all Notes to be redeemed on that date other than Notes or portions of Notes called for redemption which have been delivered by the Company to the Trustee for cancellation. If such money is then held by the Company in trust and is not required for such purpose, it shall be discharged from such trust.

Section 3.06     Notes Redeemed in Part.

(a)            In the event of any redemption in part, the Company will not be required to register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(b)            Upon surrender of a Note that is redeemed in part, the Company shall execute and the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unredeemed portion of the Note surrendered, or in the case of a Global Note, the Company shall instruct the Registrar to decrease such Global Note by the principal amount of the redeemed portion of the Note surrendered.

Section 3.07     No Limit on Other Purchases. Nothing in this Indenture or the Notes shall prohibit or limit the right of the Company or any Affiliate of the Company from time to time to repurchase the Notes at any price in open market purchases or negotiated transactions or by tender offer or otherwise without any notice to or consent by Holders. Any Notes purchased by the Company may, to the extent permitted by law, be held or resold or may, at the Company’s option, be delivered to the Trustee for cancellation. Any Notes delivered to the Trustee for cancellation may not be reissued or resold and will be promptly cancelled.

Section 3.08     Mandatory Redemption; Open Market Purchases. The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. The Company may, at any time and from time to time, purchase Notes in the open market or otherwise.

Article 4

COVENANTS

Section 4.01     Payments. The Company shall promptly make all payments in respect of the Notes on the dates and in the manner provided in the Notes or pursuant to this Indenture. Any funds to be given to the Trustee or Paying Agent shall be deposited with the Trustee or Paying Agent by 11:00 a.m. (New York City time) by the Company on the required date. If the Company shall at any time act as its own Paying Agent with respect to the Notes, the Company will, on or before each due date of the principal of or any premium or interest on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act. Subject to the applicable provisions of Section 3.01, Section 3.07, Section 4.08, and Section 4.13, the Company shall make any required interest payments to the Person in whose name each Note is registered at 5:00 p.m. (New York City time) on the Regular Record Date for such interest payment. Principal amount, accrued interest, if any, any redemption price, Net Proceeds Offer Amount and any amounts due under Section 4.13 shall be considered paid on the applicable date due if on such date the Trustee or the Paying Agent holds, in accordance with this Indenture, funds sufficient to pay all such amounts then due.

The Company will cause each Paying Agent for any Notes other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (2) during the continuance of any default by the Company (or any other obligor upon the Notes) in the making of any payment in respect of the Notes, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Notes. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of the Indenture with respect to the Notes or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Note and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request (or if deposited by a Subsidiary Guarantor, paid to such Subsidiary Guarantor on a Subsidiary Guarantor Request), or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company or such Subsidiary Guarantor, as the case may be, for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may, at the expense and written request of the Company or such Subsidiary Guarantor, as the case may be, cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company or the applicable Subsidiary Guarantor, as the case may be.

Section 4.02     Maintenance of Office or Agency. The Company will maintain in New York City an office or agency of the Trustee, Registrar and Paying Agent where Notes may be presented or surrendered for payment (“Place of Payment”), where Notes may be surrendered for registration of transfer or exchange (“Registrar”), purchase or redemption, where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served and a register (“Security Register”) in which, subject to reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and the transfers of Notes. The Corporate Trust Office shall initially be such office or agency for all of the aforesaid purposes; provided, however, that the Corporate Trust Office shall not be an office or agency of the Company for the purpose of effecting service of legal process on the Company. The Company shall give prompt written notice to the Trustee of the location, and of any change in the location, of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with any such address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency for such purposes.

Section 4.03     Reports to Holders.

(a)            Whether or not required by the rules and regulations of the Commission, so long as any Notes are Outstanding, the Company shall file with the Commission for public availability (or furnish to the Holders and securities analysts and prospective investors (upon request)):

(1)      all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)      all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

(b)            In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Company may satisfy its obligations under this covenant by furnishing financial information relating to such parent; provided that (i) such financial statements are accompanied by consolidating financial information for such parent, the Company, the Subsidiary Guarantors and the Subsidiaries of the Company that are not Subsidiary Guarantors in the manner prescribed by the Commission and (ii) such parent is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the Capital Stock of the Company.

(c)            The Company also shall comply with the other provisions of Section 314(a) of the Trust Indenture Act.

(d)            The Company will be deemed to have furnished to the Holders and to securities analysts and prospective investors the reports or information referred to in clauses (1) and (2) of the paragraph (a) of this Section 4.03 or the information referred to paragraph (b) of this Section 4.03 if the Company has posted such reports or information on the Company Website with access to current and prospective investors. For purposes of this Indenture, the term “Company Website” means the collection of web pages that may be accessed on the World Wide Web using the URL address http://www.bonanzacrk.com or such other address as the Company may from time to time designate in writing to the Trustee, provided that the Trustee shall have no responsibility whatsoever to determine whether such filing has occurred.

(e)            This Section 4.03 will not impose any duty on the Company under the Sarbanes-Oxley Act of 2002 and the related Commission rules that would not otherwise be applicable.

(f)             It is understood that the Trustee shall have no obligation whatsoever to determine whether or not such financial statements, auditors’ reports and other information, documents or reports have been posted on the Company’s website, on any online data system or filed with the SEC. The posting or delivery of any such financial statements, auditors’ reports and other reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive knowledge or notice of any information contained therein or determinable from information contained therein, including the Company’s or any other Person’s compliance with any of the covenants under the Indenture or the Notes (as to which the Trustee is entitled to rely exclusively on an Officers' Certificate).

Section 4.04     Existence. Except as permitted by Section 5.01 of this Indenture, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its and any Subsidiary Guarantor’s corporate existence.

Section 4.05     Covenant Suspension.

(a)            During any period of time that (x) the Notes have an Investment Grade Rating and (y) no Event of Default has occurred and is continuing under this Indenture, the Company and its Restricted Subsidiaries shall not be subject to Sections 4.06, 4.07, 4.08, 4.09, 4.11, 4.14, 5.01(2) and 5.01(3) (collectively, the “Suspended Covenants”).

(b)            If the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the previous sentence (a “Fall-Away Period”) and, subsequently, the ratings assigned to the Notes are withdrawn or downgraded so the Notes no longer have an Investment Grade Rating, any such date a “Reversion Date,” then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. The ability of the Company and its Restricted Subsidiaries to make Restricted Payments after the Reversion Date will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any Suspended Covenant set forth in this Indenture or cause an Event of Default thereunder.

(c)            The Company shall give the Trustee notice of the event of any Fall-Away Period not later than five Business Days after such date. In the absence of such notice, the Trustee shall assume the Suspended Covenants apply and are in full force and effect. The Company shall give the Trustee notice of any occurrence of a Reversion Date not later than five Business Days after such Reversion Date. After any such notice of the occurrence of a Reversion Date, the Trustee shall assume the Suspended Covenants apply and are in full force and effect.

Section 4.06     Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.

(a)            Other than Permitted Indebtedness, the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (including, without limitation, Acquired Indebtedness) and the Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness or issuance of Preferred Stock, then the Company and the Restricted Subsidiaries or any of them may incur Indebtedness and any Restricted Subsidiary may issue Preferred Stock, in each case, if on the date of the incurrence of such Indebtedness or issuance of Preferred Stock, after giving pro forma effect to the incurrence thereof and the receipt and application of the proceeds therefrom, the Company’s Consolidated EBITDAX Coverage Ratio would have been greater than 2.25 to 1.0.

(b)            For purposes of determining any particular amount of Indebtedness under this covenant, (i) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness otherwise included in the determination of such amount shall not also be included and (ii) if obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (2) of the definition of “Permitted Indebtedness” and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included.

(c)            Indebtedness or Preferred Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition of Capital Stock or otherwise) or is merged with or into the Company or any Restricted Subsidiary or which is secured by a Lien on an asset acquired by the Company or a Restricted Subsidiary (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time the Person becomes a Restricted Subsidiary or at the time of the asset acquisition, as the case may be.

(d)            The Company will not, and will not permit any Subsidiary Guarantor to, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, other than the Notes and the Subsidiary Guarantees, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes or the Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be, pursuant to subordination provisions that are at least as favorable to the Holders or such Subsidiary Guarantee as the subordination provisions of such Indebtedness (or agreement).

(e)            For purposes of this Indenture, no Indebtedness will be deemed to be subordinate or junior in right of payment to other Indebtedness solely by virtue of not having the benefit of a Lien on assets, or guarantee of a Person, that benefits the other Indebtedness or having the benefit of such a Lien or guarantee ranking subordinate or junior to a Lien or guarantee benefiting the other Indebtedness.

Section 4.07     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)      declare or pay any dividend or make any distribution (other than dividends or distributions made to the Company or any Restricted Subsidiary and other than any dividends or distributions payable solely in Qualified Capital Stock of the Company) on or in respect of shares of the Capital Stock of the Company or any Restricted Subsidiary to holders of such Capital Stock;

(2)      purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary (or make any other payment on account of, or set apart money for a sinking fund or other analogous fund for the purchase, redemption or other acquisition or retirement for value of, any Capital Stock of the Company or any Restricted Subsidiary) other than through the exchange therefor solely of Qualified Capital Stock of the Company and other than any acquisition or retirement for value from, or payment to, the Company or any Restricted Subsidiary;

(3)      make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value before twelve months prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or a Subsidiary Guarantor that is subordinate or junior in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guarantee, as the case may be (other than a purchase, repurchase or other acquisition of any such subordinated or junior Indebtedness that is so purchased, repurchased or otherwise acquired in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4)      make any Investment (other than a Permitted Investment) in any other Person;

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”; provided, however, that no Permitted Investment shall be deemed to be a Restricted Payment), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i)       a Default or an Event of Default shall have occurred and be continuing;

(ii)          the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with Section 4.06(a); or

(iii)          the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after the Issue Date, except as provided below (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property) shall exceed the sum (without duplication) of:

(a)       50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned after [●], 2021 and on or prior to the last date of the Company’s fiscal quarter immediately preceding such Restricted Payment (treating such period as a single accounting period); plus

(b)       100% of the aggregate net cash proceeds, or the Fair Market Value of Property (including any Property received in any Asset Acquisition or other acquisition) other than cash, received by the Company from any Person (other than a Restricted Subsidiary of the Company) from the issuance and sale of Qualified Capital Stock of the Company after the Issue Date (excluding any net cash proceeds from an Equity Offering used to redeem the Notes); plus

(c)       100% of the aggregate net cash proceeds, or the Fair Market Value of Property (including any Property received in any Asset Acquisition or other acquisition) other than cash, of any equity contribution received by the Company from a holder of the Company’s Capital Stock after the Issue Date (excluding any net cash proceeds from an Equity Offering to the extent used to redeem the Notes); plus

(d)       an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, interest payments, distributions, redemptions or repurchases, sales or other dispositions thereof, repayments of loans or advances, or other transfers of cash or Properties (including transfers as a result of merger or liquidation), in each case to the Company or to any Restricted Subsidiary of the Company from Unrestricted Subsidiaries (but without duplication of any such amount included in calculating cumulative Consolidated Net Income of the Company), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (in each case valued as provided in Section 4.12), not to exceed, in the case of any such redesignation, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary and which was treated as a Restricted Payment under this Indenture; plus

(e)       the amount by which Indebtedness of the Company is reduced on the consolidated balance sheet of the Company and its Restricted Subsidiaries upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries that is convertible or exchangeable for Qualified Capital Stock of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company to the holder of such Indebtedness upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds, or the Fair Market Value of Property (including any Property received in any Asset Acquisition or other acquisition) other than cash, received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Restricted Subsidiary of the Company); plus

(f)        an amount equal to the net reduction in Investments (other than Permitted Investments) resulting from dividends, distributions, redemptions or repurchases, proceeds of sales or other dispositions thereof, interest payments, repayments of loans or advances, or other transfers of cash or Properties (including transfers as a result of merger or liquidation), in each case to the Company or to any Restricted Subsidiary of the Company from any Person (other than the Company or a Restricted Subsidiary), or from the obligation underlying any guarantee previously entered into by the Company or a Restricted Subsidiary no longer existing (and without such guarantee having been called upon), in each case not to exceed the amount in respect of such Investment which had been treated as a Restricted Payment (but without duplication of any such amount included in calculating cumulative Consolidated Net Income of the Company); plus

(g)            $[●] million.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit:

(1)            the payment of any dividend or redemption payment or the making of any distribution within 60 days after the date of declaration thereof if the dividend, redemption or distribution payment, as the case may be, would have been permitted on the date of declaration;

(2)            the acquisition of any Capital Stock of the Company or any Restricted Subsidiary, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of Qualified Capital Stock of the Company;

(3)            the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Company or any Subsidiary Guarantor that is subordinate or junior in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guarantee, as the case may be, either (i) solely in exchange for Qualified Capital Stock of the Company, (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of (a) Qualified Capital Stock of the Company or (b) Refinancing Indebtedness or (iii) solely in exchange for Indebtedness constituting Refinancing Indebtedness;

(4)            the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Disqualified Stock of the Company or any Subsidiary Guarantor either (i) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of Refinancing Indebtedness or (ii) solely in exchange for Indebtedness constituting Refinancing Indebtedness;

(5)            if no Default or Event of Default shall have occurred and be continuing, the redemption or repurchase of equity interests in the Company held by then present or former officers, directors or employees of the Company; provided, that the aggregate cash consideration paid for all such redemptions or repurchases in any calendar year shall not exceed $4.0 million plus (A) the cash proceeds received during such calendar year by the Company or any of its Restricted Subsidiaries from the sale of the Company’s Qualified Capital Stock to any such officers, directors or employees (provided that the amount of such cash proceeds utilized for any such redemption or repurchase will not increase the amount available for Restricted Payments under clause (iii)(b) of the immediately preceding paragraph) plus (B) the cash proceeds of key man life insurance policies received during such calendar year by the Company and its Restricted Subsidiaries (with unused amounts in any calendar year being carried forward to succeeding calendar years);

(6)            if no Default or Event of Default shall have occurred and be continuing, repurchases of Indebtedness that is subordinated or junior in right of payment to the Notes or a Subsidiary Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated or junior Indebtedness and accrued and unpaid interest thereon in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated or junior Indebtedness and accrued and unpaid interest thereon in the event of an Asset Sale, in each case plus accrued interest, in connection with any change of control offer or asset sale offer required by the terms of such Indebtedness, but only if:

(a)            in the case of a Change of Control, the Company has first complied with and fully satisfied its obligations under the provisions described under Section 4.13; or

(b)            in the case of an Asset Sale, the Company has complied with and fully satisfied its obligations in accordance with the covenant under Section 4.08;

(7)            the repurchase, redemption or other acquisition for value of Capital Stock of the Company or any Restricted Subsidiary representing fractional shares of such Capital Stock in connection with a merger or consolidation involving the Company or Restricted Subsidiary or any other transaction permitted by this Indenture;

(8)            repurchases of Capital Stock deemed to occur upon the exercise or conversion of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise or conversion price thereof;

(9)            the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Preferred Stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the Consolidated EBITDAX Coverage Ratio test in Section 4.06(a);

(10)            the payment of any dividend or any similar distribution by a Restricted Subsidiary to the holders (other than the Company or any Restricted Subsidiary) of Qualified Capital Stock of such Restricted Subsidiary; provided that such dividend or similar distribution is paid to all holders of such Qualified Capital Stock on a pro rata basis based on their respective holdings of such Qualified Capital Stock;

(11)            the defeasance, repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(12)            any payments in connection with the Merger Transactions, or any payments to dissenting stockholders (x) pursuant to applicable law or (y) in connection with the settlement or other satisfaction of claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;

(13)            any redemption of share purchase rights at a redemption price not to exceed $0.01 per right;

(14)            the purchase or redemption of any Acquired Subordinated Indebtedness of the Company or any Subsidiary Guarantor, by application of (i) cash provided from operations in the ordinary course of business or (ii) proceeds from borrowings under the revolving portion of the Senior Credit Facility (so long as within 30 days prior to such purchase or redemption, a corresponding amount of borrowings under the revolving portion of the Senior Credit Facility was repaid from cash provided from operations in the ordinary course of business); provided, in any such case, that the Company is able to incur an additional $1.00 of Indebtedness pursuant to Section 4.06(a) after giving effect to such purchase or redemption; provided, further, that this clause (14) shall not permit the application of any proceeds from any other borrowings under any Credit Facility to effect any such purchase or redemption; or

(15)            any other Restricted Payments, which when combined with any other outstanding Restricted Payments made pursuant to this clause (15), does not exceed the greater of (a) $60.0 million and (b) 2.0% of Adjusted Consolidated Net Tangible Assets determined at the time of such Restricted Payment.

In determining the aggregate amount of Restricted Payments after the Issue Date in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses (1), (2), (3)(i), (3)(ii)(a), (7) and (13) of the immediately preceding paragraph shall be included in such calculation, and amounts expended pursuant to clauses (3)(ii)(b), (3)(iii), (4), (5), (6), (8), (9), (10), (11), (12), (14) and (15) of the immediately preceding paragraph shall be excluded from such calculation. In determining the aggregate net cash proceeds or Fair Market Value of Property other than cash received by the Company from the issuance and sale of Qualified Capital Stock in accordance with clause (3)(b) of the second preceding paragraph, amounts of cash received by the Company pursuant to clauses (2)(ii) or (3)(ii)(a), or the Fair Market Value of Capital Stock of the Company or any Restricted Subsidiary or Indebtedness of the Company or any Subsidiary Guarantor acquired or retired for value pursuant to clauses (2)(i) or (3)(i), of the immediately preceding paragraph shall be included in such calculation. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (15) above or is entitled to be made pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such Restricted Payment, or later classify, reclassify or re-divide all or a portion of such Restricted Payment, in any manner that complies with this covenant.

A sale will be deemed to be “substantially concurrent” if the related purchase, repurchase, redemption, defeasance, satisfaction and discharge, retirement or other acquisition for value or payment of principal occurs within 90 days before or after such sale.

Section 4.08      Limitation on Asset Sales. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)            the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, which may be determined as of the date of any agreement with respect to such Asset Sale;

(2)            either (a) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition or (b) the Fair Market Value (determined at the time of receipt) of all forms of consideration other than cash and Cash Equivalents received for all Asset Sales since the Issue Date does not exceed in the aggregate 15% of the Adjusted Consolidated Net Tangible Assets of the Company at the time such determination is made; and

(3)            the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a)            to repay or prepay Indebtedness outstanding under the Senior Credit Facility (or, if the Senior Credit Facility is no longer in existence, any Indebtedness that is secured by a Lien permitted to be incurred pursuant to Section 4.10);

(b)            to permanently repay, redeem or repurchase any Indebtedness of the Company or any Subsidiary Guarantor that is not subordinated to the Notes or the Subsidiary Guarantees;

(c)            to make an investment (including, without limitation, capital expenditures) in (i) properties or assets that replace the properties or assets that were the subject of such Asset Sale or (ii) properties or assets that will be used in the Crude Oil and Natural Gas Business of the Company and its Restricted Subsidiaries or in businesses reasonably related thereto (collectively, “Replacement Assets”);

(d)            to make a Permitted Industry Investment or to acquire or make an investment in Crude Oil and Natural Gas Related Assets;

(e)            to the extent not included in (c) or (d) above, any investment in (i) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary, (ii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary, and (iii) Capital Stock of any Subsidiary of the Company; provided that all the Capital Stock of such Subsidiary held by the Company or any of its Restricted Subsidiaries shall entitle the Company or such Restricted Subsidiary to not less than a pro rata share of all dividends or other distributions made by such Subsidiary upon any of such Capital Stock; or

(f)            to make a combination of prepayment and investment permitted by the foregoing clauses (3)(a) through (3)(e).

On the 361st day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a) through (3)(f) of the immediately preceding paragraph (each a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have been received by the Company or such Restricted Subsidiary but which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a) through (3)(f) of the immediately preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary, as the case may be, to make an offer to purchase (a “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30, nor more than 45, days following the applicable Net Proceeds Offer Trigger Date, from all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, the holders of such Pari Passu Indebtedness, on a pro rata basis, that principal amount of Notes (and Pari Passu Indebtedness) purchasable with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased (or, in the event such other Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus unpaid accrued interest, if any, thereon to the date of purchase; provided, however, that if at any time consideration other than cash or Cash Equivalents received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash or Cash Equivalents (other than interest received with respect to any such non-cash or non-Cash Equivalents consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $40.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $40.0 million shall be applied as required pursuant to this covenant). Pending application of Net Cash Proceeds pursuant to this covenant, such Net Cash Proceeds may be temporarily invested in Cash Equivalents or applied to temporarily reduce revolving credit indebtedness.

If the Net Proceeds Offer Payment Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Regular Record Date, and no additional interest will be payable to holders who tender Notes pursuant to the Net Proceeds Offer.

Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1)            the consideration for such Asset Sale constitutes Replacement Assets and/or Crude Oil and Natural Gas Related Assets and/or the assumption of obligations secured by Liens that burden some or all of the assets being sold and/or cash or Cash Equivalents; provided that, in the case of any such assumption, (a) the Person assuming such obligations shall have no recourse with respect to such obligations to the Company or any of its Restricted Subsidiaries and (b) no assets of the Company or any of its Restricted Subsidiaries (other than those assets being sold) are subject to such Liens; and

(2)            such Asset Sale is for Fair Market Value; provided that at least 75% of the total consideration received by the Company or any of its Restricted Subsidiaries in connection with any such Asset Sale shall be in the form of Replacement Assets and Crude Oil and Natural Gas Related Assets, the assumption of obligations secured by Liens described in (1) above, cash or Cash Equivalents, or any combination of the foregoing, and that any Net Cash Proceeds so received shall be subject to the provisions of clause (3) of the first paragraph and to the provisions of the second paragraph of this covenant.

For the purposes of clause (2) of both the first and immediately preceding paragraphs of this covenant and for the purposes of clause (1) of the immediately preceding paragraph, the following are deemed to be cash or Cash Equivalents:

(1)            the assumption of Indebtedness or other liabilities shown on the balance sheet of the Company (other than obligations in respect of Disqualified Stock of the Company and Indebtedness or other liabilities that are by their terms subordinated in right of payment to the Notes or any Subsidiary Guarantee) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor and Indebtedness or other liabilities that are by their terms subordinated in right of payment to the Notes or any Subsidiary Guarantee) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or liabilities in connection with such Asset Sale (or in lieu of such a release, the agreement of the acquiror or its parent company to indemnify and hold the Company or such Restricted Subsidiary harmless from and against any loss, liability or cost in respect of such assumed Indebtedness or liabilities;

(2)            securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the Asset Sale, to the extent of cash received in that conversion; and

(3)            with respect to any Asset Sale involving oil and gas properties in which the Company or a Restricted Subsidiary retains an interest, the obligation of any purchaser or transferee of such properties or their Affiliates to fund all or a portion of the costs and expenses of exploring or developing such properties.

The requirement of clause 3(c), 3(d) or 3(e) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or investment referred to therein is entered into by the Company or any Restricted Subsidiary within the time period specified in clause (3) and such Net Cash Proceeds are subsequently applied in accordance with such agreement within six months following such agreement.

Notice of each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in this Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in exchange for cash with the form entitled “Option of Holder to Elect to Purchase” on the reverse of the Note completed to the Paying Agent for the Notes at the address specified in the notice of the Net Proceeds Offer. To the extent Holders properly tender Notes and holders of Pari Passu Indebtedness properly tender such Indebtedness with an aggregate principal amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders and Pari Passu Indebtedness will be purchased on a pro rata basis (based on principal amounts of Notes and Pari Passu Indebtedness (or, in the case of Pari Passu Indebtedness issued with significant original issue discount based on the accreted value thereof) tendered). A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of this Indenture by virtue thereof.

If all or any portion of any Net Proceeds Offer Amount remains after consummation of a Net Proceeds Offer, the Company may use such remaining portion of such Net Proceeds Offer Amount for any purpose not otherwise prohibited by this Indenture.

Section 4.09      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)            pay dividends or make any other distributions on or in respect of its Capital Stock (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to pay dividends or make distributions on or in respect of Capital Stock);

(2)            make loans or advances, or to pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary (it being understood that the subordination of loans or advances made by a Restricted Subsidiary to the Company or any Restricted Subsidiary to other Indebtedness or obligations incurred or owed by the Company or such other Restricted Subsidiary, or of Indebtedness or any other obligation owed by any Restricted Subsidiary to the Company or any Restricted Subsidiary to other Indebtedness or obligations incurred or owed by such Restricted Subsidiary shall not be deemed a restriction on the ability of a Restricted Subsidiary to make loans or advances or to pay such Indebtedness or such other obligation);

(3)            guarantee any Indebtedness or any other obligation of the Company or any Restricted Subsidiary; or

(4)            transfer any of its property or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

(1)            With respect to clauses (1)-(4) above:

(a)            applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(b)            any encumbrance or restriction pursuant to or by reason of an agreement in effect at the Issue Date;

(c)            (i) this Indenture or any other indentures governing Pari Passu Indebtedness; provided, however, that the provisions relating to such encumbrances or restriction contained in any such other indenture are no less favorable to the Holders in any material respect as determined by the Company in its reasonable and good faith judgment than the provisions relating to such encumbrances or restrictions contained in this Indenture or (ii) instruments governing other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with Section 4.06; provided that the provisions relating to such encumbrance or restriction contained in such instruments are not materially less favorable to the Company and its Restricted Subsidiaries taken as a whole, as determined by the Company in good faith, than the provisions contained in the Senior Credit Facility and in this Indenture as in effect on the Issue Date;

(d)            the Senior Credit Facility;

(e)            customary encumbrances and restrictions contained in agreements of the types described in the definition of “Permitted Industry Investments”;

(f)            customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

(g)            any encumbrance or restriction with respect to any Person at the time it becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary, which encumbrance or restriction is not applicable to such Restricted Subsidiary, or the properties or assets of such Restricted Subsidiary, other than the Person or the properties or assets of the Person so acquired;

(h)            customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary to be consummated in accordance with the terms of this Indenture solely in respect of the assets or Capital Stock to be sold or disposed of;

(i)            any instrument governing a Permitted Lien, to the extent and only to the extent such instrument restricts the transfer or other disposition of assets subject to such Lien;

(j)            encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Company and the Restricted Subsidiaries to realize the value of, property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(k)            an agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (c), (d) or (g) above or this clause (k), or contained in any amendment to an agreement referred to in clause (b), (c), (d) or (g) above or this clause (k); provided, however, that the provisions relating to such encumbrance or restriction contained in any such agreement governing Refinancing Indebtedness or amended agreement are, taken as a whole, no less favorable to the Holders in any material respect as determined by the Company in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the applicable agreement referred to in such clause (b), (c), (d) or (g) above or this clause (k);

(l)            Commodity Agreements, Currency Agreements or Interest Rate Agreements permitted from time to time under this Indenture;

(m)            the issuance of Preferred Stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such Preferred Stock is permitted pursuant to Section 4.06 and the terms of such Preferred Stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such Preferred Stock prior to paying any dividends or making any other distributions on such other Capital Stock); and

(n)            restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(o)            any encumbrance or restriction contained in the terms of any Indebtedness permitted to be incurred pursuant to Section 4.06 if (x) either (a) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (b) any such encumbrance or restriction will not affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Company, and (y) the encumbrance or restriction is not materially more restrictive, taken as a whole, than the provisions contained in the Senior Credit Facility or this Indenture;

(p)            any Permitted Investment; and

(2)            with respect to clause (4) above only:

(a)            any encumbrance or restriction contained in security agreements, mortgages, purchase money agreements, Finance Lease Obligations or similar instruments securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements, mortgages, purchase money agreements or similar instruments;

(b)            restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(c)            provisions with respect to the disposition or distribution of assets or property in operating agreements, joint venture agreements, development agreements, area of mutual interest agreements, unitization agreements and other agreements that are customary in the Crude Oil and Natural Gas Business and entered into in the ordinary course of business; and

(d)            provisions limiting the disposition or distribution of assets or property in, or transfer of Capital Stock of, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into (i) in the ordinary course of business, consistent with past practice or (ii) with the approval of the Company, which limitations are applicable only to the assets, property or Capital Stock that are the subject of such agreements.

Section 4.10      Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind, which Liens secure Indebtedness, against or upon any property or assets of the Company or any of its Restricted Subsidiaries (whether owned on the Issue Date or acquired after the Issue Date), other than Permitted Liens, unless:

(1)            in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or any Subsidiary Guarantee, the Notes or such Subsidiary Guarantee, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens at least to the same extent as the Notes are senior in priority to such Indebtedness for so long as such Indebtedness is so secured; and

(2)            in all other cases, the Notes and the Subsidiary Guarantees are equally and ratably secured with the Indebtedness so secured for so long as such Indebtedness is so secured.

Any Lien created for the benefit of the Holders pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the initial Lien.

Section 4.11      Limitation on Transactions with Affiliates. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or conduct any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property, the guaranteeing of any Indebtedness or the rendering of any service) involving aggregate consideration in excess of $2.0 million with, or for the benefit of, any of their respective Affiliates (each an “Affiliate Transaction”), other than Affiliate Transactions that are on terms that, taken as a whole, are fair and reasonable to the Company or the applicable Restricted Subsidiary from a financial point of view, or are no less favorable to the Company or the applicable Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

Any Affiliate Transaction (and each series of related Affiliate Transactions which are part of a common plan) that involves aggregate payments or other property with a Fair Market Value in excess of $25.0 million shall be approved by the Board of Directors of the Company, including a majority of the disinterested members of the Board of Directors of the Company, if any, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or a series of related Affiliate Transactions which are part of a common plan) that involves an aggregate Fair Market Value of more than $10.0 million, the Company shall, prior to the consummation thereof, deliver an Officers’ Certificate to the Trustee certifying that such transaction complies with the foregoing provision.

The restrictions set forth in the second paragraph of this covenant shall not apply to:

(1)            reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

(2)            transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided, however, that such transactions are not otherwise prohibited by this Indenture;

(3)            any Investment or other Restricted Payments permitted by this Indenture;

(4)            any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or severance arrangements, stock options and stock ownership, phantom stock or other incentive compensation plans approved by the Company;

(5)            (a) loans or advances to officers, directors or employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time; and (b) advances to or reimbursements of officers, directors or employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

(6)            the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company, or the receipt by the Company of any capital contribution from the holders of its Capital Stock;

(7)            transactions and arrangements in effect, or effected in accordance with agreements or arrangements in effect, on the Issue Date (including the Merger Transaction), including any modifications, extensions or renewals thereof that do not adversely affect the Company and its Restricted Subsidiaries, considered as a single enterprise in any material respect as compared to the kinds of transactions, arrangements or agreements in effect on the Issue Date;

(8)            transactions with a Person that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, an equity interest in, or controls, such Person;

(9)            transactions with any joint venture or similar entity, which joint venture or similar entity is an Affiliate of the Company solely because an Affiliate of the Company is a general partner in such joint venture or similar entity; provided that Affiliates (all such Affiliates taken together) of the Company (other than the Company and its Restricted Subsidiaries) do not in the aggregate beneficially own or hold, directly or indirectly, 10% or more of any class of voting interests in such joint venture or similar entity;

(10)            (a) guarantees by the Company or any of its Restricted Subsidiaries of performance of obligations of Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money, and (b) pledges by the Company or any Restricted Subsidiary of Capital Stock in Unrestricted Subsidiaries for the benefit of lenders or other creditors of Unrestricted Subsidiaries; and

(11)            any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of the first paragraph of this covenant.

Section 4.12      Limitation on Restricted and Unrestricted Subsidiaries. On the Issue Date, all of the Subsidiaries of the Company will be Restricted Subsidiaries. The Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that (1) any Subsidiary of any already existing Unrestricted Subsidiary shall be (and shall be deemed designated as) an Unrestricted Subsidiary (without necessity for any designation) and (2) subject to the foregoing clause (1), any designation of an Unrestricted Subsidiary (other than during any Fall-Away Period) shall be effective only if the Investment deemed to be made in that Subsidiary is made in compliance with Section 4.07. After a Subsidiary of the Company has been designated as an Unrestricted Subsidiary, the Company may, if no Default or Event of Default would arise therefrom, redesignate such Unrestricted Subsidiary to be a Restricted Subsidiary.

After a Subsidiary of the Company has been designated as a Restricted Subsidiary, the Company also may, if no Default or Event of Default would arise therefrom, redesignate any Restricted Subsidiary to be an Unrestricted Subsidiary if such redesignation is at that time permitted under Section 4.07. Upon such permitted redesignation, such former Restricted Subsidiary’s Subsidiary Guarantee will be released.

Any such designation or redesignation (other than any deemed designation referred to in clause (1) of the proviso to the first paragraph of this covenant) of an Unrestricted Subsidiary shall be evidenced to the Trustee by the filing with the Trustee of an Officers’ Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth in reasonable detail the underlying calculations.

For purposes of Section 4.07:

(1)            an “Investment” shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company’s equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary (“net worth” to be calculated based upon the Fair Market Value of the assets of such Subsidiary as of any such date of designation as such Fair Market Value is determined in good faith by the Company); and

(2)            any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer as such Fair Market Value is determined in good faith by the Company.

Notwithstanding the foregoing, the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary (other than during any Fall-Away Period) if, after such designation or redesignation:

(1)            the Company or any Restricted Subsidiary:

(a)            provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); or

(b)            is otherwise directly or indirectly liable for any Indebtedness of such Subsidiary; or

(2)            such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which (a) is not a Subsidiary of the Subsidiary to be so designated and (b) is not also then being designated as an Unrestricted Subsidiary.

During any Fall-Away Period, a Restricted Subsidiary may be redesignated an Unrestricted Subsidiary only if such Restricted Subsidiary does not own, at that time, Restricted Property, unless such Restricted Subsidiary constitutes, at the time of redesignation, less than 15% of the Company’s Adjusted Consolidated Net Tangible Assets.

Section 4.13      Change of Control.

(a)            Upon the occurrence of a Change of Control Triggering Event, each Holder will have the right to require that the Company purchase all or any portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price (the “Change of Control Payment”) equal to 101% of the principal amount thereof, plus unpaid accrued interest, if any, thereon to the date of purchase (subject to the right of Holders of record on the relevant Regular Record Date to receive interest on the relevant Interest Payment Date).

(b)            Within 30 days following the date upon which the Change of Control Triggering Event occurred, the Company must send, by first class mail, postage prepaid, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the following:

(1)            that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus unpaid accrued interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant Regular Record Date to receive interest on the relevant Interest Payment Date);

(2)            the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; such purchase date, the “Change of Control Payment Date”); and

(3)            the instructions, as determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

(c)            Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent for the Notes at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date. If the Change of Control Payment Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on the Regular Record Date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

(d)            The Company will not be required to make a Change of Control Offer following a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, (ii) notice of redemption of all Notes has been given pursuant to this Indenture as described in Section 3.03 unless there is a default in payment of the applicable redemption price or (iii) in connection with or in contemplation of any Change of Control, the Company has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer.

(e)            Any Change of Control Offer may be made in advance of a Change of Control, and, at the Company’s discretion, conditioned upon the occurrence of such Change of Control, if a definitive agreement is in effect for the Change of Control at the time of making the Change of Control Offer.

(f)            Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the obligation to make a Change of Control Offer.

(g)            A Change of Control Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of this Indenture by virtue thereof.

(h)            In the event that upon consummation of a Change of Control Offer or Alternate Offer less than 10% of the aggregate principal amount of the Notes (including, without limitation, Additional Notes, if any) that were originally issued are held by Holders other than the Company or Affiliates thereof, the Company will have the right, upon not less than 10 nor more than 60 days prior notice, given not more than 60 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain Outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, on the Notes that remain Outstanding, to the Redemption Date, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date.

Section 4.14      Additional Subsidiary Guarantors. If, after the Issue Date, the Company or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary that guarantees Indebtedness of the Company or any Subsidiary Guarantor under a Credit Facility, then, in either case, the Company shall cause such Restricted Subsidiary to, within 30 days after the date such Subsidiary was acquired or created or on which it guaranteed such Indebtedness:

(1)            execute and deliver to the Trustee a supplemental indenture substantially in the form set forth in Exhibit B attached hereto pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms set forth in this Indenture; and

(2)            deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary in accordance with its terms.

Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of this Indenture, subject to such Restricted Subsidiary ceasing to be a Subsidiary Guarantor when its Subsidiary Guarantee is released in accordance with the terms of this Indenture.

Section 4.15      Waiver of Covenants. The Company or any Subsidiary Guarantor may omit in any particular instance to comply with any term, provision or condition set forth in any of Sections 4.02 through 4.14 or Article 5 of this Indenture or any other provision of the Indenture with respect to the Notes and Subsidiary Guarantees thereof (except a covenant that under Section 8.02 cannot be amended without the consent of each Holder) if, before the time for such compliance, the Holders of a majority in principal amount (including waivers obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) of all Outstanding Notes shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and any Subsidiary Guarantor shall remain in full force and effect. A waiver of compliance given by or on behalf of any Holder of Notes in connection with a purchase of, or tender or exchange offer for, such Holder’s Notes will not be rendered invalid by such purchase, tender or exchange.

Section 4.16      Statement by Officers as to Default.

(a)            The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the Issue Date, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture with respect to the Notes (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge;

(b)            Each Subsidiary Guarantor will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the Issue Date, a Subsidiary Guarantor’s Officers’ Certificate of such Subsidiary Guarantor, stating whether or not to the best knowledge of the signers thereof such Subsidiary Guarantor is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture with respect to the Notes and Subsidiary Guarantees thereof (without regard to any period of grace or requirement of notice provided hereunder) and, if such Subsidiary Guarantor shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 4.17        Money for Notes Payments to Be Held in Trust. If the Company shall at any time act as its own Paying Agent with respect to the Notes, it will, on or before each due date of the principal of or any premium or interest, if any, on the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Article 5

SUCCESSOR CORPORATION

Section 5.01        When Company May Merge or Transfer Assets. Other than the Merger Transaction, the Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries), unless:

(1)          either:

(a)         (i) the Company shall be the surviving or continuing entity or (ii) the sale or other disposition is by one or more Restricted Subsidiaries to one or more other Restricted Subsidiaries; or

(b)         the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition all or substantially all of the Company’s assets (as so determined) (the “Surviving Entity”):

(x)            shall be an entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia; and

(y)            shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and this Indenture on the part of the Company to be performed or observed;

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(2)        immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness incurred or anticipated to be incurred or repaid in connection with or in respect of such transaction as if the same had occurred at the beginning of the applicable Four Quarter Period) and the application of any net proceeds therefrom, the Company or such Surviving Entity, as the case may be, either (x) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to Section 4.06(a), or (y) would have a Consolidated EBITDAX Coverage Ratio that is equal to or greater than the Consolidated EBITDAX Coverage Ratio of the Company immediately prior to such transaction; provided, however, that this clause (2) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or one or more other Restricted Subsidiaries or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction, converting to an entity taxable for federal income tax purposes as a corporation or a combination of the foregoing;

(3)        immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness incurred or anticipated to be incurred or repaid and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; provided, however, that this clause (3) will not be applicable to a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or one or more other Restricted Subsidiaries; and

(4)         the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of this Indenture and that all conditions precedent in this Indenture relating to such transaction have been satisfied; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the Surviving Entity, the Surviving Entity formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such, and thereafter (except in the case of a lease of all or substantially all of the Company’s assets) the Company will be relieved of all obligations and covenants under the Indenture and the Notes.

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Section 5.02       When Subsidiary Guarantor May Merge or Consolidate. Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Subsidiary Guarantee is to be released in accordance with the terms of the Subsidiary Guarantee and this Indenture in connection with any transaction complying with the provisions of this Indenture described under Section 4.08) will not, and the Company will not cause or permit any such Subsidiary Guarantor to, consolidate with or merge with or into any Person other than the Company or another Restricted Subsidiary that is a Subsidiary Guarantor unless:

(1)        the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is an entity organized and existing under the laws of the United States or any state thereof or the District of Columbia;

(2)        such entity (if other than the Subsidiary Guarantor) assumes by execution of a supplemental indenture all of the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee; and

(3)         immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Any merger or consolidation of a Subsidiary Guarantor with and into the Company (with the Company being the surviving entity) or another Restricted Subsidiary that is a Subsidiary Guarantor need only comply with Section 5.01(4).

Upon any consolidation or merger of any Subsidiary Guarantor in accordance with the second preceding paragraph (excluding any merger or consolidation of a Subsidiary Guarantor whose Subsidiary Guarantee is to be released as specified in the second preceding paragraph and any merger or consolidation of a Subsidiary Guarantor referred to in the immediately preceding paragraph) in which such Subsidiary Guarantor is not the continuing Person, the Person formed by such consolidation or into which such Subsidiary Guarantor is merged shall succeed to, and be substituted for, and may exercise every right and power of, such Subsidiary Guarantor under this Indenture and the Notes with the same effect as if such Person had been named as such; and thereafter such Subsidiary Guarantor shall be discharged from all obligations and covenants, this Indenture and the Notes.

Article 6

DEFAULTS AND REMEDIES

Section 6.01         Events of Default. Each of the following events shall constitute an “Event of Default” with respect to the Notes:

(1)          the failure to pay interest on any Notes when the same becomes due and payable and the failure continues for a period of 30 days;

(2)         the failure by the Company to (a) pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise, or (b) consummate a purchase of Notes when required pursuant to Section 4.08 and Section 4.13, which failure, solely in the case of Section 4.13, continues for a period of 30 days or, solely in the case of Section 4.08, continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (including any Additional Notes);

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(3)         the failure to comply with any other covenant contained in Article 4 or Section 5.01 of this Indenture, which failure continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the Outstanding principal amount of the Notes (including any Additional Notes) (except in the case of a failure to comply with any of the terms or provisions of (i) the first paragraph of Section 5.01, which will constitute an Event of Default with such notice requirement but without such passage of time requirement or (ii) Section 4.03, which will constitute an Event of Default only after a period of 90 days after such notice);

(4)         the failure of the Company or any Subsidiary Guarantor to comply with its other agreements contained in the Indenture for 60 days after the Company receives written notice from the Trustee or the Holders of 25% in principal amount of the Outstanding Notes (including any Additional Notes) specifying the failure (and demanding that such failure be remedied);

(5)        a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness exists on the Issue Date or is created thereafter, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a “payment default”) or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $50.0 million;

(6)         one or more judgments for the payment of money in an aggregate amount in excess of $50.0 million (unless covered by insurance by a reputable insurer as to which the insurer has not disclaimed coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgment(s) remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

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(7)         (x)           the Company or any of its Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

(A)           commences a voluntary case;

(B)           consents to the entry of an order for relief against it in an involuntary case;

(C)           consents to the appointment of a receiver of it or for any substantial part of its property; or

(D)           makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency; or

(y)         a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

(A)           is for relief against the Company or any of its Significant Subsidiaries in an involuntary case;

(B)          appoints a receiver of the Company or any of its Significant Subsidiaries or for any substantial part of its property;

(C)           orders the winding up or liquidation of the Company or any of its Significant Subsidiaries; or

(D)           grants any similar relief under any foreign laws; or

(8)         any of the Subsidiary Guarantees cease to be in full force and effect or any of the Subsidiary Guarantees are declared to be null and void or invalid and unenforceable or any of the Subsidiary Guarantors denies or disaffirms its liability under its Subsidiary Guarantees (in each case other than in accordance with the terms of this Indenture).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The Company shall deliver to the Trustee, as promptly as reasonably practicable and in any event within ten Business Days after the Company becomes aware of the occurrence of any Default or Event of Default, written notice in the form of an Officers’ Certificate of such Default or Event of Default, unless such Default or Event of Default has been cured before the end of the ten-Business Day period.

Any reference in this Article 6 or elsewhere in this Indenture to “Event of Default” shall be deemed to refer to and include only the Events of Default with respect to the Notes specified in this Section 6.01, and the term “Default” as so used in this Indenture shall have a correlative meaning.

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Section 6.02        Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(7) with respect to the Company) occurs and is continuing, the Trustee, in the event a Responsible Officer of the Trustee has actual knowledge of such Event of Default, by notice in writing to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes (including any Additional Notes) then Outstanding by notice in writing to the Company and the Trustee, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes Outstanding to be immediately due and payable, which notice shall specify the Event of Default and that it is a “notice of acceleration”. Upon such a declaration, such accelerated amount shall be due and payable immediately. If an Event of Default specified in Section 6.01(7) with respect to the Company occurs and is continuing, the unpaid principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes Outstanding shall, automatically and without any action by the Trustee or any Holder, become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Notwithstanding the foregoing, if an Event of Default specified in Section 6.01(5) shall have occurred and be continuing, such Event of Default and any acceleration resulting therefrom shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid, or (ii) the default relating to such Indebtedness has been waived or cured and, if such Indebtedness has been accelerated, the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

The Holders of a majority in aggregate principal amount of the Notes at the time Outstanding by notice to the Trustee and the Company and without notice to any other Holder may rescind and cancel such declaration of acceleration and its consequences:

(1)           if the rescission would not conflict with any judgment or decree;

(2)          if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

(3)         to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)         if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)          in the event of the cure or waiver of an Event of Default of the type described in Section 6.01(7), the Trustee shall have received an Officers’ Certificate that such Event of Default has been cured or waived;

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03       Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of the principal amount plus accrued and unpaid interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of the Notes in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

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Section 6.04        Waiver of Past Defaults. At any time prior to the declaration of acceleration of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding by notice to the Trustee and without notice to any other Holder may waive (including any waivers obtained in connection with a purchase of, or tender or exchange offer for, the Notes) any existing Default or Event of Default and its consequences except an Event of Default described in Section 6.01(2)(a) and Section 6.01(1). When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

Section 6.05         Control by Majority. Subject to the provisions of this Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding have the right to direct in writing the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee reasonably determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to the Trustee against all costs, losses and expenses caused by taking or not taking such action.

Section 6.06          Limitation on Suits. Subject to Section 6.07, a Holder may not pursue any remedy with respect to this Indenture or the Notes or for the appointment of a receiver or a trustee, unless:

(a)            such Holder shall have previously given to the Trustee written notice of a continuing Event of Default;

(b)            the Holders of at least 25% in aggregate principal amount of the Notes at the time Outstanding make a written request and shall have offered indemnity satisfactory to the Trustee to institute such proceeding as Trustee;

(c)            the Trustee has failed to institute such remedy within 60 days after such written notice, request and offer; and

(d)        the Trustee has not received from the Holders of a majority in aggregate principal amount of the Notes then Outstanding a direction inconsistent with such request within 60 days after such written notice, request and offer.

A Holder may not use the Indenture to prejudice the rights of any other Holder or to obtain a preference or priority over any other Holder.

Section 6.07         Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the principal amount, redemption price, Net Proceeds Offer Amount (with respect to an Asset Sale that has been consummated), any amounts due under Section 4.13 (with respect to a Change of Control that has occurred) or interest, if any, in respect of the Notes held by such Holder, on or after the respective due dates expressed in such Holder’s Notes or any Redemption Date, Net Proceeds Offer Payment Date or Change of Control Payment Date, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

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Section 6.08         Collection Suit by Trustee. If an Event of Default specified in Section 6.01(1) or Section 6.01(2)(a) occurs and is continuing, the Trustee may recover judgment in its own name and as Trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest) and the amounts provided for in Section 13.07.

Section 6.09          Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, a Subsidiary Guarantor, its creditors or its property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any receiver in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 13.07.

Section 6.10         Priorities. If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 13.07;

SECOND: to Holders for amounts due and unpaid on the Notes for the principal amount, redemption price, Net Proceeds Offer Amount (with respect to an Asset Sale that has been consummated), any amount due under Section 4.13 (with respect to a Change of Control that has occurred) or interest, if any, as the case may be, ratably, without preference or priority of any kind, according to such amounts due and payable on the Notes; and

THIRD: the balance, if any, to the Company or, if applicable, the Subsidiary Guarantors.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 15 days before such record date, the Company shall mail to each Holder and the Trustee a notice that states the record date, the payment date and the amount to be paid.

Section 6.11          Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in aggregate principal amount of the Notes at the time Outstanding.

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Section 6.12         Waiver of Stay or Extension Laws. The Company and the Subsidiary Guarantors (to the extent they may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and the Subsidiary Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

Article 7

DISCHARGE OF INDENTURE

This Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes and other provisions which by their terms expressly survive, in each case, as expressly provided for in this Indenture) as to all Outstanding Notes and as to all Subsidiary Guarantees thereof, and the Trustee, upon a Company Request and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture with respect to such Notes and Subsidiary Guarantees, when:

(1)         either:

(a)          all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)         all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the Trustee funds (constituting cash in U.S. dollars, non-callable Cash Equivalents within the meaning of clauses (1) or (2) of the definition thereof or a combination of cash in U.S. dollars and such non-callable Cash Equivalents) in an amount sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

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(2)         the Company has paid all other sums payable under this Indenture by the Company; and

(3)       the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company.

Notwithstanding the satisfaction and discharge of the Indenture with respect to the Notes, the obligations of the Company to the Trustee under Section 13.07, and, if funds shall have been deposited with the Trustee pursuant to subclause (b) of Clause (1) of this Section with respect to such Notes, the obligations of the Company under Section 4.02 and the obligations of the Trustee under the following paragraph, Section 13.06 and the last paragraph of Section 4.01 with respect to such Notes shall survive such satisfaction and discharge.

Subject to the provisions of the last paragraph of Section 4.01, all funds deposited with the Trustee pursuant to this Article 7 shall be held in trust and applied by it, in accordance with the provisions of the Notes and the Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such funds have been deposited with the Trustee. The Company may direct by a Company Order the investment of any funds deposited with the Trustee pursuant to this Article 7, without distinction between principal and income, in any Cash Equivalents and from time to time the Company may direct the reinvestment of all or a portion of such funds in other Cash Equivalents.

Article 8

AMENDMENTS

Section 8.01       Without Consent of Holders. The Company, the Subsidiary Guarantors and the Trustee may enter into any supplemental indenture to amend or supplement this Indenture, the Notes, or the Subsidiary Guarantees without notice to, or the consent of, any Holder to:

(a)             evidence the assumption of the Company’s or a Subsidiary Guarantor’s obligations under the Indenture or the Notes or the Subsidiary Guarantees, as the case may be, by a successor Person under Article 5;

(b)             surrender any of the Company’s or any Subsidiary Guarantor’s rights or powers under this Indenture;

(c)             add covenants or Events of Default for the benefit of the Holders;

(d)             add any Person as an additional Subsidiary Guarantor or additional Subsidiary Guarantees with respect to the Notes (including pursuant to Section 4.14) or evidence the release and discharge of any Subsidiary Guarantor from its obligations under its Subsidiary Guarantee of the Notes and its obligations under this Indenture with respect to the Notes in accordance with the terms of this Indenture or to secure the Notes or any Subsidiary Guarantees;

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(e)             cure any omission or correct any inconsistency in the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, so long as such action will not materially adversely affect the interests of the Holders;

(f)              cure any ambiguity, defect or inconsistency;

(g)             modify or amend the Indenture to permit the qualification of the Indenture under the Trust Indenture Act;

(h)             establish the forms or terms of the Notes and the Subsidiary Guarantees thereof pursuant to Sections 1.01 and 1.02 and to change the procedures for transferring and exchanging Notes so long as such change does not adversely affect the Holders of any Notes Outstanding;

(i)              evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee, pursuant to the requirements of Section 13.11;

(j)              provide for the issuance of Additional Notes as permitted by Sections 1.01 and 1.03 of this Indenture, which will have terms substantially identical to the other Notes Outstanding except as specified in Sections 1.01 and 1.03, and which will be treated, together with any other Notes Outstanding, as a single class for all purposes of the Indenture;

(k)             solely to conform the provisions of the Indenture or the Notes to the description hereof and thereof contained in the Prospectus; or

(l)              make any other change to the Indenture or forms or terms of the Notes that would provide any additional right or benefit to Holders or that does not adversely affect the rights of the Holders.

The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 8.01 may be executed by the Company, the Subsidiary Guarantors and the Trustee without the consent of the Holders of any of the Notes at the time Outstanding, notwithstanding any of the provisions of Section 8.02.

After an amendment under this Section 8.01 becomes effective, the Company shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all such Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

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Section 8.02        With Consent of Holders. With the consent of the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding (including consents obtained in connection with a purchase of, or tender or exchange offer for, Notes), by Act of said Holders delivered to the Company and the Trustee, the Company, the Subsidiary Guarantors and the Trustee may enter into any supplemental indenture to amend or supplement the Indenture or the Notes for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Notes or the Indenture or of modifying in any manner the rights of the Holders under the Indenture. However, no amendment, supplement or waiver may be made without the consent of each Holder of Notes Outstanding affected thereby if such amendment, supplement or waiver would (with respect to Notes held by any non-consenting Holder):

(a)            reduce the amount of Notes whose Holders must consent to an amendment;

(b)            reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(c)            reduce the principal of or change or have the effect of changing the fixed maturity of any Notes;

(d)          reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described in Section 3.01 on the dates specified thereunder; provided, however, that solely for the avoidance of doubt and without any other implication, redemption shall not be deemed to include any purchase or repurchase of Notes, including as described in Section 4.08 and Section 4.13;

(e)            make the Notes payable in money other than that stated in the Notes;

(f)           make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default in the payment of principal of, premium, if any, or interest on, the Notes (except (i) a payment required by Section 4.08 and Section 4.13 or (ii) a rescission of acceleration of the Notes by the holders of a majority in aggregate principal amount of the then Outstanding Notes and a waiver of the payment Default that resulted from such acceleration);

(g)          modify or change any provision of the Indenture or the related definitions affecting the ranking in right of payment of the Notes or any Subsidiary Guarantee as senior unsecured indebtedness of the Company or the relevant Subsidiary Guarantors, as the case may be, in a manner which adversely affects the Holders; or

(h)          release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment or supplemental indenture, but it shall be sufficient if such consent approves the substance thereof.

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A consent to any supplemental indenture hereto by or on behalf of any Holder given in connection with a purchase of, or tender or exchange offer for, such Holder’s Notes will not be rendered invalid by such purchase, tender or exchange.

After a supplemental indenture under this Section 8.02 becomes effective, the Company shall mail to each Holder a notice briefly describing the amendment or supplemental indenture. Notwithstanding anything in this Section 8.02 to the contrary, the failure of the Company to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 8.03       Compliance with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act.

Section 8.04         Notation on or Exchange of Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Trustee, to any such supplemental indenture may be prepared and executed by the Company and, upon receipt of an Authentication Order, authenticated and delivered by the Trustee in exchange for Outstanding Notes. Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 8.05         Trustee to Sign Supplemental Indentures. The Trustee shall sign any supplemental indenture authorized pursuant to this Article 8 if the amendment contained therein does not affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign such supplemental indenture. In signing such supplemental indenture the Trustee shall be provided with, and (subject to the provisions of Section 13.01 hereof) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture and represents the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section 8.06        Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, the Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of the Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

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Article 9

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 9.01         Legal Defeasance and Covenant Defeasance. The Company may, at its option and at any time, elect to have its obligations and the corresponding obligations of the Subsidiary Guarantors discharged with respect to the Outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes, and satisfied all of its obligations with respect to the Notes, except for:

(1)        the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2)          the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)          the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)          the Legal Defeasance provisions of this Indenture.

In addition, the Company may, at its option and at any time, elect to terminate its obligations under Section 4.03, Sections 4.06 through 4.14 and the operation of Section 6.01(2)(b), Sections 6.01(3) through (6) and Section 6.01(8) and the limitations described in clause (2) of the first paragraph of Section 5.01 and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes (“Covenant Defeasance”). In the event of Legal Defeasance, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. In the event Covenant Defeasance occurs, the events described in clauses (2)(b), (3), (4), (5), (6) and (8) of Section 6.01 will no longer constitute an Event of Default with respect to the Notes. If the Company exercises either its Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee.

Section 9.02          Conditions to Legal Defeasance or Covenant Defeasance. In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)         the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, non-callable United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)        in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that:

(a)         the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)         since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

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(3)         in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)         no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds, or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of which are to be applied to such deposit);

(5)          such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds, or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of which are to be applied to such deposit) or any other Indebtedness incurred under clause (2) of the definition of “Permitted Indebtedness”;

(6)          the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7)         the Company shall have delivered to the Trustee an Officers’ Certificate stating that all conditions precedent relating to such Legal Defeasance or Covenant Defeasance, as applicable, have been complied with; and

(8)        the Company shall have delivered to the Trustee an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent relating to such Legal Defeasance or Covenant Defeasance, as applicable, have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company.

As used herein, “United States government obligation” means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any United States government obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any United States government obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the United States government obligation or the specific payment of principal or interest evidenced by such depositary receipt.

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Section 9.03      Application of Trust Money.

(a)            The Trustee or Paying Agent shall hold in trust all cash in United States dollars or non-callable United States government obligations deposited with it pursuant to this Article 9 in respect of the Outstanding Notes, and shall apply the deposited cash in United States dollars and non-callable United States government obligations in accordance with this Indenture to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent or any Subsidiary Guarantor or any Subsidiary or Affiliate of the Company or any Subsidiary Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of the principal of and the interest on the Notes, but money and United States government obligations so held in trust need not be segregated from other funds except to the extent required by law. The Trustee shall be under no obligation to invest said funds, except as it may agree with the Company.

(b)            The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in United States dollars and non-callable United States government obligations deposited pursuant to Section 9.02, or the principal and interest received in respect thereof, other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Notes.

(c)            Anything in this Article 9 to the contrary notwithstanding, the Trustee shall promptly deliver or pay to the Company from time to time upon the request of the Company any funds or United States government obligations held by it as provided in Section 9.02 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 9.04      Repayment to the Company. Any cash in United States dollars or non-callable United States government obligations deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or interest on the Notes and remaining unclaimed for two years after such principal or interest has become due and payable shall be repaid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holders will thereafter be permitted to look only to the Company (unless an applicable law designates another Person) for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust funds, and all liability of the Company as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense and written request of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), or mail to each Holder entitled to such funds, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than thirty (30) days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 9.05      Reinstatement. If the Trustee or Paying Agent is unable to apply any funds in accordance with this Article 9 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, or if the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, and interest on, the Notes when due, the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article 9 until such time as the Trustee or Paying Agent is permitted to apply all such funds in accordance with this Article 9; provided, however, that if the Company has made any payment of interest on, or principal of, any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the funds held by the Trustee or Paying Agent.

Article 10

PAYMENT OF INTEREST

Section 10.01    Payment of Interest. The Company shall pay interest on the Notes at a rate of 7.50% per annum, payable semi-annually in arrears on [•] and [•] of each year (each, an “Interest Payment Date”), commencing [•], 2021. Interest shall be paid on each Interest Payment Date to the Holder of such Note in whose name the Note is registered at 5:00 p.m. (New York City time) on [•] or [•] (whether or not a Business Day) (a “Regular Record Date”), as the case may be, next preceding the related Interest Payment Date. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, or purchase of a Note by the Company at the option of the Holder, interest shall cease to accrue on such Note. Interest on the Notes shall accrue (except, in the case of Additional Notes, as otherwise specified in the Officers’ Certificate delivered pursuant to Section 1.03 of this Indenture in respect thereof) from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance.

Section 10.02    Defaulted Interest. Any installment of interest that is payable, but is not punctually paid or duly provided for on any Interest Payment Date (“Defaulted Interest”) shall forthwith cease to be payable to the Holders in whose names the Notes were registered on the Regular Record Date applicable to such installment of interest. The Company shall make payment of any Defaulted Interest (including any interest on such Defaulted Interest) to the Holders in whose names the Notes are registered at 5:00 p.m. (New York City time) on a special record date for the payment of such Defaulted Interest (a “Special Record Date”), which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Holders entitled to such Defaulted Interest as provided in this Section 10.02. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest, which shall be not more than 15 calendar days and not less than ten calendar days prior to the date of the proposed payment and not less than ten calendar days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be sent, by first-class mail, postage prepaid, to each Holder at such Holder’s address as it appears in the registration books of the Registrar, not less than ten calendar days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Holders in whose names the Notes are registered at 5:00 p.m. (New York City time) on such Special Record Date.

Section 10.03    Interest Rights Preserved. Subject to the foregoing provisions of this Article 10, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Article 11

SUBSIDIARY GUARANTEES

Section 11.01    The Subsidiary Guarantee. Each Subsidiary Guarantor hereby jointly and severally guarantees (the “Subsidiary Guarantee”), as a primary obligor and not as a surety, to the Trustee and each Holder and their respective successors and assigns, the prompt payment in full when due (whether at Stated Maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of the principal of and interest (including any interest, fees, costs or charges that would accrue but for the provisions of Title 11 of the United States Code after any bankruptcy or insolvency petition under Title 11 of the United States Code) on the Notes, and all other obligations from time to time owing to the Trustee and the Holders by the Company under this Indenture and the Notes, in each case strictly in accordance with the terms hereof (such obligations being herein collectively called the “Guaranteed Obligations”). Each Subsidiary Guarantor jointly and severally agrees that if the Company shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, each Subsidiary Guarantor will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Section 11.02    Obligations Unconditional. The obligations of the Subsidiary Guarantors under Section 11.01 shall constitute a guaranty of payment and to the fullest extent permitted by applicable law, are absolute, irrevocable and unconditional, joint and several with each of the Subsidiary Guarantors, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of a Subsidiary Guarantor hereunder, which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:

(i)           at any time or from time to time, without notice to any Subsidiary Guarantor, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(ii)          any of the acts mentioned in any of the provisions of this Subsidiary Guarantee or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;

(iii)         the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under this Indenture or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with; or

(iv)         the release of any other Subsidiary Guarantor pursuant to this Indenture.

Each Subsidiary Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Trustee or any Holder exhaust any right, power or remedy or proceed against the Company or any other Subsidiary Guarantor under this Indenture or the Notes or a Subsidiary Guarantee, if any, or any other agreement or instrument referred to herein or therein, or against any other Person under any other guarantee of, or security for, any of the Guaranteed Obligations. Each Subsidiary Guarantor waives any and all notice of the creation, renewal, extension, waiver, termination or accrual or any of the Guaranteed Obligations and notice of or proof of reliance by the Trustee or any Holder upon this Subsidiary Guarantee or acceptance of this Subsidiary Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Subsidiary Guarantee, and all dealings between the Company and the Trustee or any Holder shall likewise be conclusively presumed to have been had or consummated in reliance upon this Subsidiary Guarantee. Each Subsidiary Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by the Trustee or any Holder, and the obligations and liabilities of each Subsidiary Guarantor hereunder shall not be conditioned or contingent upon the pursuit by the Trustee or any Holder or any other Person at any time of any right or remedy against the Company, any other Subsidiary Guarantor or any other Person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. Each Subsidiary Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Subsidiary Guarantor and the successors and assigns thereof, and shall inure to the benefit of the Trustee and the Holders, and their respective successors and assigns.

Section 11.03    Reinstatement. The obligations of each Subsidiary Guarantor hereunder shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Company in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.

Section 11.04    Subrogation; Subordination. Each Subsidiary Guarantor hereby agrees that until the indefeasible payment and satisfaction in full in cash of all Guaranteed Obligations, it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 11.01, whether by subrogation or otherwise, against the Company or any other Subsidiary Guarantor or any security for any of the Guaranteed Obligations.

Section 11.05    Remedies. Each Subsidiary Guarantor jointly and severally agrees that, as between the Subsidiary Guarantor and the Trustee or any Holder, the obligations of the Company under this Indenture and the Notes may be declared to be forthwith due and payable as provided in this Indenture (and shall be deemed to have become automatically due and payable in the circumstances provided in this Indenture) for purposes of Section 11.01, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Company and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Company) shall forthwith become due and payable by the Subsidiary Guarantor for purposes of Section 11.01.

Section 11.06    Continuing Subsidiary Guarantee. The guarantee in each Subsidiary Guarantee is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.

Section 11.07    General Limitation on Subsidiary Guarantee Obligations. In any action or proceeding involving any state corporate, limited partnership or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of the Subsidiary Guarantor under Section 11.01 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 11.01, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by the Subsidiary Guarantor, the Trustee or any Holder or any other person, be automatically limited and reduced to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any borrowings or guarantees under any Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under Section 11.08, will result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Section 11.08    Right of Contribution. The Subsidiary Guarantor hereby agrees that to the extent that any Subsidiary Guarantor shall have paid more than its proportionate share of any payment made under a Subsidiary Guarantee (based on the respective adjusted net assets of all Subsidiary Guarantors at the time of such payment determined in accordance with GAAP), such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor which has not paid its proportionate share of such payment. Each Subsidiary Guarantor’s right of contribution shall be subject to the terms and conditions of Section 11.04. The provisions of this Section 11.08 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Trustee or any Holder and the Subsidiary Guarantor shall remain liable to the Trustee or any Holder for the full amount guaranteed by the Subsidiary Guarantor hereunder.

Section 11.09    Release. The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(1)          in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor then held by the Company and the Restricted Subsidiaries;

(2)          if such Subsidiary Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of this Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

(3)          at such time such Subsidiary Guarantor shall no longer guarantee Indebtedness of the Company or any Subsidiary Guarantor under a Credit Facility;

(4)          upon Covenant Defeasance, Legal Defeasance or satisfaction and discharge of the Indenture as provided pursuant to Article 7 or Article 9, as applicable; or

(5)          upon the liquidation or dissolution of such Subsidiary Guarantor provided no Default or Event of Default has occurred or is continuing.

The Company may, at its option, at any time and from time to time, cause any Subsidiary Guarantor to be automatically and unconditionally released and discharged from all its obligations under its Subsidiary Guarantee with respect to the Notes and under this Article 11 upon (i) compliance with any of the conditions in the preceding sentence of this Section 11.10 and (ii) delivery by the Company to the Trustee of a Company Order relating to such release and discharge. The Trustee shall deliver an appropriate instrument evidencing such release and discharge upon receipt of a Company Request accompanied by an Officers’ Certificate certifying as to the compliance with this Section 11.10.

Article 12

TRANSFER AND EXCHANGE

Section 12.01    Transfer and Exchange of Global Notes.

A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

(1)          the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary;

(2)          the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or

(3)          there has occurred and is continuing a Default or Event of Default with respect to the Notes and the Depositary notifies the Trustee of its decision to exchange the Global Notes for Definitive Notes.

Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 1.06 and 1.07 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Article 12 or Section 1.06 or 1.07 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 12.01. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures.

Section 12.02    Transfer and Exchange of Definitive Notes. A Holder of Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of a Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Definitive Notes pursuant to the instructions from the Holder thereof. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

Section 12.03    Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS THE OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.”

Section 12.04    Cancellation of Global Notes. At such time as a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 1.09.

Section 12.05    General Provisions Relating to Transfers and Exchanges.

(a)           To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 1.04 or at the Registrar’s request.

(b)           No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 1.06, 1.07, 4.08, 4.13 and 8.04 hereof).

(c)           The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(d)           All Notes issued upon any registration of transfer or exchange will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

(e)           Neither the Registrar nor the Company will be required:

(1)          to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 1.01 hereof and ending at the close of business on the day of selection;

(2)          to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(3)          to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(f)            Prior to due presentment for the registration of a transfer of any Note, the Trustee, the Paying Agent, the Authentication Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(g)            Upon receipt of an Authentication Order, the Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 1.04 hereof.

(h)            All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Article 12 to effect a registration of transfer or exchange may be submitted by facsimile or electronic image scan.

Article 13

THE TRUSTEE

Section 13.01     Certain Duties and Responsibilities.

(a)           Except during the continuance of an Event of Default,

(1)          the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and as are provided by the Trust Indenture Act, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)          in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(b)           In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(c)           No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

(1)          this Subsection shall not be construed to limit the effect of the first paragraph of this Section;

(2)          the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer;

(3)          the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Notes, determined as provided in Section 6.05, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Notes; and

(4)          no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d)           Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 13.02    Notice of Defaults.

If a Default occurs hereunder, the Trustee shall give Holders notice of such Default as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any Default of the character specified in Section 6.01(3) with respect to Notes, no such notice to Holders shall be given until at least 60 days after the occurrence thereof.

Section 13.03    Certain Rights of Trustee.

Subject to the provisions of Section 13.01:

(1)          the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)          any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any request or direction of a Subsidiary Guarantor mentioned herein shall be sufficiently evidenced by a Subsidiary Guarantor Request or Subsidiary Guarantor Order of such Subsidiary Guarantor, and any resolution of the Board of Directors of the Company or a Subsidiary Guarantor shall be sufficiently evidenced by, as applicable, a Board Resolution of the Company or such Subsidiary Guarantor;

(3)          whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) shall be entitled to receive and may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate of the Company or, if applicable, a Subsidiary Guarantor;

(4)          the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)          the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)          the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company and, if applicable, the Subsidiary Guarantors, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(7)          the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder and shall not be responsible for the supervision of officers and employees of such agents or attorneys;

(8)          the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(9)          the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(10)        the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office, and such notice references the Notes and this Indenture;

(11)        the rights, privileges, protections, immunities and benefits given to the Trustee, including its rights to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian, and other persons employed to act hereunder; and

(12)        in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 13.04    Not Responsible for Recitals or Issuance of Notes. The recitals contained in the Notes, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee does not assume any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes or any offering documents. The Trustee shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

Section 13.05    May Hold Notes.

The Trustee, any Authenticating Agent, any Paying Agent, any Registrar or any other agent of the Company or any Subsidiary Guarantor, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 13.08 and 13.13, may otherwise deal with the Company or any Subsidiary Guarantor with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Registrar or such other agent.

Section 13.06    Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company or any Subsidiary Guarantor.

Section 13.07    Compensation and Reimbursement.

The Company agrees

(1)          to pay to the Trustee from time to time such compensation as the Company and Trustee shall agree in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)          except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture and its performance under this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, bad faith or willful misconduct; and

(3)          to indemnify each of the Trustee or any predecessor Trustee and its officers, directors, agents and employees for, and to hold it harmless against, any and all losses, liabilities, damages, claims or expenses including taxes (other than taxes based upon, measured by or determined by the earnings or income of the Trustee) incurred without negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Company, a Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder

As security for the performance of the obligations of the Company under this Section the Trustee shall have a lien prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on the Notes.

Without limiting any rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 6.01(6) or Section 6.01(7), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the satisfaction and discharge and termination of this Indenture or the earlier resignation or removal of the Trustee.

Section 13.08    Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to the Notes.

Section 13.09    Corporate Trustee Required; Eligibility. There shall at all times be one (and only one) Trustee hereunder with respect to the Notes. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, has a combined capital and surplus of at least $50,000,000 and has its Corporate Trust Office in the continental United States of America. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 13.10      Resignation and Removal; Appointment of Successor. No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 13.11.

The Trustee may resign at any time by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 13.11 shall not have been delivered to the Trustee within 60 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

The Trustee may be removed at any time by an Act of the Holders of a majority in principal amount of the Outstanding Notes, delivered to the Trustee and to the Company. If the instrument of acceptance by a successor Trustee required by Section 13.11 shall not have been delivered to the Trustee within 30 days after the giving of a notice of removal pursuant to this paragraph, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

If at any time:

(1)          the Trustee shall fail to comply with Section 13.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of Notes for at least six months, or

(2)          the Trustee shall cease to be eligible under Section 13.09 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3)          the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company may remove the Trustee by a Board Resolution, or (B) subject to Section 6.11, any Holder who has been a bona fide Holder of Notes for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company shall promptly appoint a successor and shall comply with the applicable requirements of Section 13.11. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 13.11, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 13.11, any Holder who has been a bona fide Holder of Notes for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders in the manner provided in Section 2.07. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

Section 13.11    Acceptance of Appointment by Successor. In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company, any Subsidiary Guarantor and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee, the Company, any Subsidiary Guarantor, the retiring Trustee and each successor Trustee shall execute and deliver a supplemental indenture hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee, and (2) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Notes to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company and any Subsidiary Guarantor shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 13.12    Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

Section 13.13  Preferential Collection of Claims Against Company. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 13.14  Appointment of Authenticating Agent. The Trustee may appoint an Authenticating Agent or Agents with respect to the Notes which shall be authorized to act on behalf of the Trustee to authenticate the Notes issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 1.07, and the Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent so appointed and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent so appointed. An Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee, the Company, the Authenticating Agent or such successor corporation.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent with respect to the Notes which shall be acceptable to the Company and shall give notice of such appointment to all Holders in the manner provided in Section 2.07. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

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If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Notes designated herein and referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By:
As Authenticating Agent

Section 13.15  Reports by Trustee. The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

Reports so required to be transmitted at stated intervals of not more than 12 months shall be transmitted no later than April 1 and shall be dated as of January 31 in each calendar year, commencing in 2022.

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Notes are listed, with the Commission and with the Company and any Subsidiary Guarantor. The Company and any Subsidiary Guarantor will notify the Trustee when the Notes are listed on any stock exchange and of any delisting thereof.

Article 14

MISCELLANEOUS

Section 14.01  Communication by Holders with Other Holders. Holders may communicate pursuant to Trust Indenture Act Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar, the Paying Agent and anyone else shall have the protection of Trust Indenture Act Section 312(c).

Section 14.02     Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a)            an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)            if required by the Trustee, an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (to the extent of legal conclusions) have been complied with.

105

Section 14.03  Statements Required in Certificate or Opinion. Each Officers’ Certificate or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture shall include: (i) a statement that each Person making such Officers’ Certificate or Opinion of Counsel has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Officers’ Certificate or Opinion of Counsel are based; (iii) a statement that, in the opinion of each such Person, he or she has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement that, in the opinion of such Person, such covenant or condition has been complied with.

Section 14.04  Separability Clause. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 14.05  Governing Law. THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 14.06  No Liability for Certain Persons. An incorporator or any past, present or future director, officer, employee, partner, member or stockholder of the Company or any Subsidiary Guarantor, as such, shall not have any liability for any obligations of the Company or any Subsidiary Guarantor, respectively, under the Notes or the Indenture or any Subsidiary Guarantee or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issuance of the Notes.

Section 14.07  Patriot Act. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable AML Law”), the Trustee and agents are required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee and agents. Accordingly, each of the parties agree to provide to the Trustee and agents, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee and agents to comply with Applicable AML Law.

Section 14.08  Successors. All agreements of the Company and each Subsidiary Guarantor in this Indenture and the Notes shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

Section 14.09  Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

106

Section 14.10  Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. One signed copy is sufficient to prove this Indenture.

Section 14.11  [Reserved].

Section 14.12  [Reserved].

Section 14.13  No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 14.14  Trust Indenture Act. This Indenture is hereby made subject to, and shall be governed by, the provisions of the Trust Indenture Act required to be part of and to govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in an indenture qualified under the Trust Indenture Act, such required provisions shall control.

Section 14.15  Benefits of Indenture. Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture, except as may otherwise be provided pursuant to Section 1.01 with respect to any Notes or under this Indenture with respect to such Notes.

Section 14.16  No Adverse Interpretation of Other Agreement. This Indenture may not be used to interpret any other indenture, loan or other agreement of the Company or any Subsidiary Guarantor or any Subsidiaries of any thereof or of any other Person. Any such indenture, loan or other agreement may not be used to interpret this Indenture.

Section 14.17  Notices. Any notice or communication shall be given in writing in English and delivered in person or mailed by first class mail (registered or certified, return receipt requested), commercial courier service or sent by electronic image scan or facsimile, addressed as follows:

If to the Company or any Subsidiary Guarantor:

c/o Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, CO 80202

Fax: 720-305-0804

Email: SMarter@bonanzacrk.com

Attention: Skip Marter, General Counsel

If to the Trustee:

U.S. Bank National Association

185 Asylum Street, 27th Floor

Hartford, CT 06103-3452

Fax: (860) 241-6897

Email: Kathy.Mitchell@usbank.com

Attention: Kathy Mitchell (Bonanza Creek Energy, Inc.)

107

The Company, the Subsidiary Guarantors or the Trustee by written notice to the others may designate additional or different addresses for subsequent notices or communications.

Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by electronic image scan or facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by Docusign (or such other digital signature provider as specified in writing to Trustee by the authorized representative), in English. Each other party to this Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send any communications to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic notice.

Any notice or communication mailed to a Holder shall be mailed, first-class mail, to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time period prescribed, or if transmitted by electronic image scan or facsimile, when receipt is acknowledged, except that all notices and communications to the Depositary as a Holder shall be given in the manner it prescribes, notwithstanding anything to the contrary indication herein.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

Section 14.18  Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

108

Section 14.19  Waiver of Jury Trial. EACH OF THE COMPANY, EACH SUBSIDIARY GUARANTOR AND THE TRUSTEE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS INDENTURE.

[Remainder of Page Intentionally Left Blank]

109

IN WITNESS WHEREOF, each of BONANZA CREEK ENERGY, INC. and each SUBSIDIARY GUARANTOR has caused this Indenture to be duly executed as of the day and year first before written.

BONANZA CREEK ENERGY, INC.

By:
Name:
Title:

[SUBSIDIARY GUARANTORS]

By:
Name:
Title:

[Signature Page to Indenture]

IN WITNESS WHEREOF, the undersigned, being duly authorized, has executed this Indenture as of the date first above written.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:	Kathy L. Mitchell
Title:	Vice President

[Signature Page to Indenture]

SCHEDULE 1

Subsidiary Guarantors

Schedule 1-1

EXHIBIT A — FORM OF NOTE

[FORM OF FACE OF NOTE]

[THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS THE OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

A-1

BONANZA CREEK ENERGY, INC.

7.50% Senior Notes due 2026

No.	$

CUSIP No.

BONANZA CREEK ENERGY, INC., a Delaware corporation (herein called the “Company,” which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to [                              ], or registered assigns, the principal sum of [          ] Dollars ($[          ]) on [•], 2026, and to pay interest thereon from [•], 2021 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on [•] and [•] of each year, commencing [•], 2021, at the rate of 7.50% per annum, until the principal hereof is paid or made available for payment, provided that any premium, and any such installment of interest, which is overdue shall bear interest at the rate of 7.50% per annum (to the extent that the payment of such interest shall be legally enforceable), from the date such overdue amount is due until such amount is paid or duly provided for, and such interest on any overdue amount shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note is registered at 5:00 p.m. (New York City time) on the Regular Record Date for such interest, which shall be the [•] or [•] (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and will be paid to the Person in whose name this Note is registered at 5:00 p.m. (New York City time) on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date.

Payment of the principal of and interest on this Note shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place. Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

A-2

IN WITNESS WHEREOF, Bonanza Creek Energy, Inc. has caused this instrument to be duly executed.

BONANZA CREEK ENERGY, INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION

By:
Name:
Title:

A-3

[FORM OF REVERSE OF NOTE]

7.50% Senior Note due 2026

Bonanza Creek Energy, Inc., a corporation organized under the laws of Delaware (such corporation, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Company”), issued this Note under an Indenture, dated as of [•], 2021 (as it may be amended or supplemented from time to time in accordance with the terms thereof, the “Indenture”), among the Company, the Subsidiary Guarantors and U.S. Bank National Association, as Trustee, to which reference is hereby made for a statement of the respective rights, obligations, duties and immunities thereunder of the Trustee, the Company, the Subsidiary Guarantors and the Holders and of the terms upon which the Notes are, and are to be, authenticated and delivered. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) (the “Trust Indenture Act”). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of those terms. This Note is one of the Notes referred to in the Indenture initially issued in an aggregate principal amount of [•] ($[•]).

1.            Method of Payment

The Company will pay interest on the Notes to the Persons who are registered Holders of Notes at 5:00 p.m. (New York City time) on the Regular Record Date with respect to the applicable Interest Payment Date even if Notes are canceled after the Regular Record Date and on or before the Interest Payment Date, except as otherwise provided in the Indenture. Holders must surrender Notes to a Paying Agent to collect principal payments. The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

The Place of Payment where the principal of and any other payments due on the Notes are payable shall initially be at the office or agency of the Company maintained for that purpose in accordance with Section 4.02 of the Indenture.

At the option of the Company, payment of interest may be made at the Corporate Trust Office or by check mailed to the Holders at their addresses set forth in the Security Register; provided that payment by wire transfer of immediately available funds will be required with respect to principal of, and interest and premium, if any, on, (i) all Global Notes to the account of the Depositary or its nominee and (ii) all other Notes the Holders of which are entitled to interest on an aggregate principal amount in excess of $1,000,000 that have provided wire transfer instructions to the Company or the Paying Agent not later than five Business Days before the relevant Interest Payment Date.

2.            Paying Agent and Registrar

Initially, U.S. National Bank Association (the “Trustee”) will act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice. The Company or any of its domestically organized Wholly-Owned Restricted Subsidiaries may act as Paying Agent or Registrar or co-registrar.

3.            Ranking

The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all of the Company’s existing and future senior unsecured debt and senior to all of the Company’s future subordinated debt.

4.            Optional Redemption

The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, prior to [•], 2022 at a redemption price equal to 107.50% of the aggregate principal amount of the Notes to be redeemed, plus unpaid accrued interest, if any, thereon to the Redemption Date. On or after [•], 2022, the Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, at a redemption price equal to 100.00% of the aggregate principal amount of the Notes to be redeemed, plus unpaid accrued interest, if any, thereon to the Redemption Date. Any redemption pursuant to this paragraph 4 shall be made pursuant to the applicable provisions of the Indenture.

In case the Company shall desire to exercise any such right of redemption, the Company shall fix a Redemption Date and give notice thereof to the Trustee. If the Redemption Date is on a date that is after a Regular Record Date and on or prior to the Interest Payment Date to which it relates, the Company will pay any accrued and unpaid interest to a Holder on such Regular Record Date.

On and after the applicable Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has previously deposited with the Paying Agent for the Notes (or, if the Company or a Restricted Subsidiary is the Paying Agent, such entity has segregated and holds in trust) funds in satisfaction of the applicable redemption price pursuant to this Indenture.

5.            Purchase at the Option of Holders

Pursuant to Section 4.13 of the Indenture upon the occurrence of a Change of Control Triggering Event, each Holder will have the right to require that the Company purchase all or any portion of such Holder’s Notes pursuant to the offer described in Section 4.13 of the Indenture at a purchase price equal to 101% of the principal amount thereof, plus unpaid accrued interest, if any, thereon to the date of purchase (subject to the right of Holders of record on the relevant Regular Record Date to receive interest on the relevant Interest Payment Date).

The Company is, subject to certain conditions and exceptions set forth in the Indenture, obligated to make an offer to purchase Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the date of repurchase (subject to the right of Holders of record on the relevant Regular Record Date to receive interest on the relevant Interest Payment Date), with Net Cash Proceeds of certain sales or other dispositions of assets in accordance with the Indenture.

6.            Denominations, Transfer, Exchange

The Notes are issuable in registered form without coupons in denominations of at least $2,000 and integral multiples of $1,000 thereafter and any integral multiple thereof. A Holder of this Note may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require a Holder of this Note, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by this Indenture.

7.            Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

8.            Unclaimed Money

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Company for payment as general creditors.

9.            Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Notes or the Indenture (including the Indenture) or of any supplemental indenture to the Indenture or of modifying in any manner the rights of the Holders of the Notes without prior notice to any Holder but with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes Outstanding and (ii) any Default or Event of Default may be waived by Notice to the Trustee by the Holders of at least a majority in aggregate principal amount of the Notes Outstanding. In certain circumstances set forth in the Indenture, the Company and the Trustee may amend or supplement the Indenture or the Notes without the consent of any Holder.

10.           Defaults and Remedies

If an Event of Default (other than an Event of Default specified in Section 6.01(7) of the Indenture with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of and accrued but unpaid interest, if any, on all the Notes Outstanding to be immediately due and payable, except as provided in the Indenture. If an Event of Default specified in Section 6.01(7) of the Indenture occurs and is continuing with respect to the Company, the principal of and accrued and unpaid interest, if any, on all the Notes then Outstanding, will, automatically and without any action by the Trustee or any Holder, become and be immediately due and payable. Under certain circumstances, the Holders of a majority in aggregate principal amount of the Notes Outstanding may rescind any such declaration with respect to the Notes and its consequences. No reference herein to the Indenture or the Indenture and no provision of this Note or of the Indenture or the Indenture shall impair, as among the Company and the Holder of the Notes, the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, at the rate and in the coin or currency herein and in the Indenture prescribed.

11.          Trustee Dealings with the Company

Subject to certain limitations imposed by the Trust Indenture Act, the Trustee under this Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

12.          Indenture and Notes Solely Corporate Obligations

No recourse for the payment of the principal of or interest on any Notes or for any claim based upon any Notes or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in any supplemental indenture or in any Notes or because of the creation of any indebtedness represented thereby shall be had against any incorporator, stockholder, member, manager, employee, agent, officer or director, as such, past, present or future, of the Company, the Subsidiary Guarantors or any of the Company’s subsidiaries or of any successor thereto, either directly or through the Company, the Subsidiary Guarantors or any of the Company’s subsidiaries or any successor thereto, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of the Indenture and the issue of the Notes.

13.          Authentication

This Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the face of this Note.

14.          Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with rights of Minors Act).

15.          GOVERNING LAW

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

16.          CUSIP Number

Pursuant to a recommendation promulgated by the Committee on Uniform Note Identification Procedures, the Company has caused a CUSIP number to be printed on the Notes and has directed the Trustee to use CUSIP numbers in all notices issued to Holders of this Note as a convenience to such Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any such notice and reliance may be placed only on the other identification numbers placed thereon.

17.          Subsidiary Guarantees.

This Note will be entitled to the benefits of certain Subsidiary Guarantees made for the benefit of the Holders by the Subsidiary Guarantors pursuant to the Indenture. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Subsidiary Guarantors, the Trustee and the Holders.

The Company will furnish to any Holder of Notes upon written request and without charge to the Holder a copy of the Indenture.

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.08 or Section 4.13 of the Indenture, check the appropriate box below:

Section 4.08 [          ]         Section 4.13 [          ]

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.08 or Section 4.13 of the Indenture, state the amount (in minimum denominations of $2,000 and integral multiples of $1,000): $

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*            Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

EXHIBIT B

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of , 20 among [SUBSIDIARY GUARANTOR] (the “New Guarantor”), a Subsidiary of Bonanza Creek Energy, Inc. (or its successor) (the “Company”), BONANZA CREEK ENERGY, INC., a Delaware corporation, on behalf of itself and the Subsidiary Guarantors (the “Existing Guarantors”) under the Indenture referred to below, and U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS the Company has heretofore executed and delivered an Indenture dated as of [•], 2021 (as amended, supplemented or otherwise modified through the date hereof, the “Indenture”), by and among the Company, the Existing Guarantors and the Trustee, providing for the issuance of 7.50% Senior Notes due 2026 (the “Notes”);

WHEREAS Section 4.14 of the Indenture provides that under certain circumstances the Company is required to cause the New Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture pursuant to a guarantee on the terms and conditions set forth herein and therein; and

WHEREAS pursuant to Section 8.01 of the Indenture, the Trustee, the Company and the Existing Guarantors are authorized to execute and deliver this supplemental indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Trustee and, on behalf of itself and the Existing Guarantors, the Company mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

SECTION 1. Definitions. For all purposes of this Supplemental Indenture, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

SECTION 2. Agreement to Guarantee. The New Guarantor hereby unconditionally and irrevocably agrees, jointly and severally with all other Subsidiary Guarantors, to guarantee the Company’s obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article Eleven of the Indenture and to be bound by all other applicable provisions of the Indenture.

SECTION 3. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 4. Governing Law. THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 5. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the New Guarantor.

SECTION 6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NEW SUBSIDIARY GUARANTOR], as the New Guarantor

By:
Name:
Title:

BONANZA CREEK ENERGY, INC.

By:
Name:
Title:

[EXISTING GUARANTORS]

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Exhibit H

Registration Rights Agreement

Certain documents, or portions thereof, contained in this Exhibit H and the Plan Supplement remain subject to continued review by the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The respective rights of the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties are expressly reserved, subject to the terms and conditions set forth in the Plan, the Merger Agreement, and the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan or by order of the Court; provided that, if any document in this Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

The Registration Rights Agreement is not final and remains subject to negotiation among the Debtors, BCEI, the Consenting Noteholders, the Consenting Shareholders, and other interested parties. The draft attached herein (the “Draft Registration Rights Agreement”) is subject to material revision in all respects. The final form of the Registration Rights Agreement shall be subject to the terms and conditions of the Plan, the Merger Agreement, and the TSA, including all consent rights therein, and the Debtors and each interested party (solely to the extent such party has consent rights over such Registration Rights Agreement) reserve all rights to amend (in whole or in part), revise, or supplement the Draft Registration Rights Agreement, and any of the documents and designations contained therein, at any time before the Effective Date of the Plan, or any such other date as may be permitted by the Plan or by order of the Court.

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is by and among Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”) and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (the “Holder”).

RECITALS:

WHEREAS, this Agreement is being entered into pursuant to the Agreement and Plan of Merger dated as of November 9, 2020, among the Company, Boron Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and HighPoint Resources Corporation, a Delaware corporation (the “Merger Agreement”); and

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, including the Exchange Offer (as defined therein), the Company will issue to the Holder the Shares (as defined below) in accordance with the terms of the Merger Agreement.

WHEREAS, this Agreement shall become effective as of the Effective Time (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means as to any Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, the Company, on the one hand, and the Holder, on the other hand, shall not be considered Affiliates.

“Agreement” has the meaning set forth in the introductory paragraph. “Block Trade” has the meaning set forth in Section 2.3.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a day on banks in the State of New York are authorized or obligated to be closed.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.5(c)(i).

“Effective Time” has the meaning assigned such term in the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Exchange Offer” has the meaning assigned such term in the Merger Agreement.

“Final Period” means the period of time beginning on the first anniversary of the Effective Time and ending on the second anniversary of the Effective Time.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“Holder” has the meaning set forth in the introductory paragraph and Article V.

“Holder Securities” has the meaning set forth in Section 2.2(b)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Initial Period” means the period of time beginning with the Effective Time and ending on the seven month anniversary of the Effective Time.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, or any successor federal statute, and the regulations of U.S. Treasury thereunder, all as the same shall be in effect at the time.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Losses” has the meaning set forth in Section 3.1.

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“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger” has the meaning assigned such term in the Merger Agreement.

“Merger Agreement” has the meaning set forth in the recitals.

“Organized Offering” means a Shelf Underwritten Offering or a Block Trade.

“Permitted Transferee” means any Affiliate of the Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.5(a).

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Registrable Securities” shall mean (a) the Shares and (b) any securities issued or issuable with respect to the Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means (a) all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, and (b) reasonable fees and disbursements of one legal counsel for the Holder; in each case, excluding any Selling Expenses.

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“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(b).

“Section 2.5 Maximum Number of Shares” has the meaning set forth in Section 2.5(c).

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering.

“Shares” means the number of shares of Common Stock issuable to the Holder pursuant to the terms of the Exchange Offer as contemplated by the Merger Agreement.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Subsequent Period” means the period of time beginning on the seven month anniversary of the Effective Time and ending on the one year anniversary of the Effective Time.

“Suspension Period” has the meaning set forth in Section 2.4.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means a registered underwritten offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Common Stock are sold to an underwriter on a firm commitment basis for reoffering to the public.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and the Holder could be named as a selling security holder without the filing of a post-effective amendment thereto (other than a post- effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

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“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1           Shelf Registration.

(a)            Within 20 Business Days of the written request of the Holder, which written request may be delivered no earlier than three months after the Effective Time, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holder of the effectiveness of such Registration Statement.

(b)           The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit the Holder to sell the Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holder and requested by the Holder.

(c)           The Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement pursuant to Section 6.1.

(d)           When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

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Section 2.2            Underwritten Shelf Offering Requests.

(a)            In the event that the Holder elects to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company under a Registration Statement pursuant to an Underwritten Offering, the Company shall, at the request of the Holder, subject to the agreement of the Company on the form of such Underwritten Offering (whether a typical underwritten offering, or an overnight or bought deal), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(c) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Holder in order to expedite or facilitate the disposition of such Registrable Securities (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Shelf Underwritten Offerings that are initiated by the Holder pursuant to this Section 2.2 during the Initial Period, or (ii) more than one Organized Offering that is initiated by the Holder pursuant to this Section 2.2 or Section 2.3 during or after the Subsequent Period.

(b)           If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Holder in writing of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by any other Persons having registration rights with respect to such offering, when added to the number of Registrable Securities proposed to be offered by the Holder, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)            First, all Registrable Securities that the Holder requested to be included therein (the “Holder Securities”), and

(ii)           Second, to the extent that the number of Holder Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of shares of Common Stock each requested to be included.

(c)            The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the Holder shall select the Managing Underwriter and the other underwriters. The Holder shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.4.

Section 2.3            Block Trades. In the event that the Holder elects to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company pursuant to an unregistered block trade with the assistance of the Company (a “Block Trade”), the Company shall, at the request of the Holder, enter into customary agreements and shall take all such other customary actions as are requested by the Holder in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Block Trades that are initiated by the Holder pursuant to this Section 2.3 during the Initial Period, or (ii) more than one Organized Offering that is initiated by the Holder pursuant to Section 2.2 or this Section 2.3 during or after the Subsequent Period.

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Section 2.4            Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering, (ii) suspend the Holder’s use of any prospectus that is a part of a Shelf Registration Statement upon written notice to the Holder (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event the Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), or (iii) delay a Block Trade, in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, including a proposed sale of Common Stock pursuant to a Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities Laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period.

Section 2.5            Piggyback Registration Rights.

(a)           Subject to Section 2.5(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to the Holder, which notice shall be held in strict confidence by the Holder and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holder’s rights under this Section 2.5(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.5(a) would adversely affect the offering, no such notice shall be required (and the Holder shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered pursuant to this Section 2.5(a), the Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holder received notice pursuant to this Section 2.5(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by the Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities). If no request for inclusion from the Holder is received within such period, the Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.5(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Holder; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.5(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Holder (which the Holder will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

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(b)           The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. The Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that the Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that the Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to the Holder pursuant to this Section 2.5 and the Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)            If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Holder with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.5 Maximum Number of Shares”), shares of Common Stock in the following priority:

(i)            First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)           Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder and holders of any other shares of Common Stock requested to be included by Persons having rights of registration on parity with the Holder with respect to such offering, pro rata among the Holder and such other holders based on the number of shares of Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder.

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Section 2.6            Participation in Underwritten Offerings.

(a)            In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.5, the underwriting agreement into which the Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. The Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding the Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by Law.

(b)           Any participation by the Holder in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)            In connection with any Piggyback Underwritten Offering in which the Holder includes Registrable Securities pursuant to Section 2.5, the Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.6(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which the Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than the Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.7            Registration Procedures.

(a)            In connection with its obligations under this Article II (other than Section 2.3), the Company will:

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(i)            promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Holder set forth in such Registration Statement;

(ii)           furnish to the Holder such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the Holder may reasonably request;

(iii)          if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as the Holder shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable the Holder to consummate the disposition in such jurisdictions of the securities owned by the Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)          in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to the Holder a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)          promptly notify the Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of the Holder promptly prepare and file or furnish to the Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

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(vi)         otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(vii)        provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)       cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed; and

(ix)          in connection with any Underwritten Offering or Block Trade, enter into such customary agreements and take such other actions as the Holder shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)           in connection with any Underwritten Offering, cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)           The Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.7(a)(v), the Holder will forthwith discontinue the Holder’s disposition of Registrable Securities pursuant to the Registration Statement until the Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.7(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in the Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.7(b).

Section 2.8            Cooperation by Holder. The Company shall have no obligation to include Registrable Securities in any Registration Statement or Underwritten Offering if the Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding the Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.9            Liquidity Agreements.

(a)            (i) Upon consummation of the Merger and the Exchange Offer contemplated by the Merger Agreement, the Company issued to the Holder [•]1 Shares, representing [in excess of 20%]2 of the outstanding shares of Common Stock of the Company in accordance with the terms of the Merger Agreement. Without the prior written consent of the Company, the Holder (together with its Permitted Transferees, if any) agrees not to effect any Transfer, or publicly announce an intention to effect any Transfer, of Company Common Stock for a period from the Effective Time to and including the earlier of:

(A)           two years from the Effective Time, and

1 NTD: Exact number to be completed at Closing.

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(B)            the last day of the fiscal quarter in which the Holder collectively owns less than 10% of the Company’s outstanding Common Stock.

(ii)           The restrictions under this Section 2.9(a) shall not apply to sales by the Holder of shares of Common Stock of the Company that do not, in any one-month period:

(A)           during the Initial Period, exceed 1% of the Company’s outstanding Common Stock;

(B)            during the Subsequent Period, exceed 1.5% of the Company’s outstanding Common Stock; and

(C)            during the Final Period, exceed 2% of the Company’s outstanding Common Stock.

(b)           The Holder agrees not to effect any sale or distribution of Registrable Securities for a period of up to 30 days following completion of an Underwritten Offering of equity securities by the Company; provided that (i) the Company gives written notice to the Holder of the date of the commencement and termination of such period with respect to any such Underwritten Offering and (ii) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters of such public sale or distribution on the Company or on the officers or directors or any other shareholder of the Company on whom a restriction is imposed; provided further, that this Section 2.9(b) shall not apply to the Holder if (A) the Holder has delivered (and not revoked) an Opt-Out Notice to the Company or (B) the Holder, owns less than 10% of the Company’s outstanding Common Stock.

(c)            Until the two-year anniversary of the Effective Time, the Holder shall provide the Company with written attestation of its compliance with Section 2.9(a) within five Business Days after the last day of each fiscal quarter of the Company.

Section 2.10          Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. The Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

2            NTD: Exact number to be completed at Closing.

12

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1            Indemnification by the Company. The Company will indemnify and hold harmless the Holder, its officers and directors and each Person (if any) that controls the Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Holder expressly for use therein.

Section 3.2            Indemnification by the Holder. The Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of the Holder expressly for use in such Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

Section 3.3            Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Indemnified Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

13

Section 3.4            Contribution.

(a)           If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by Law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and the Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)          The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, the Holder shall not be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by the Holder, less the amount of any damages which the Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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ARTICLE IV

RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)           make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(b)          file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)           so long as the Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to the Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

ARTICLE V

TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities or assist in a Block Trade under Article II of this Agreement may be transferred or assigned by the Holder to one or more Transferees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement. Following any Transfer in compliance with this Article V, references to the “Holder” in this Agreement shall include the Holder and any Permitted Transferee(s) collectively as a group.

15

ARTICLE VI

MISCELLANEOUS

Section 6.1            Effectiveness. This Agreement shall not become effective until the Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2            Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate, and the parties shall have no further rights or obligations hereunder on (a) the second anniversary of the date hereof or (b) on such earlier date on which both (i) the Holder owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by the Holder may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3            Severability and Construction. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Merger Agreement be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party hereto shall not incur any liability or obligation unless such party hereto did not in good faith seek to resist or object to the imposition or entering of such order.

Section 6.4            Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial.

(a)           THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)           THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.4.

Section 6.5            Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

16

Section 6.6            Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by the Holder without the prior written consent of the Company.

Section 6.7            Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)            If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E mail: SMarter@bonanzacrk.com

(b)           If to the Holder, to the address or electronic mail addresses of the Holder as it appears on the Holder’s signature page attached hereto or such other address as may be designated in writing by the Holder;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any notice given by delivery, mail, or courier shall be effective when received.

Section 6.8            Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Holder. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9            Entire Agreement. Except as otherwise explicitly provided herein, this Agreement (together with the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), and any other documents and instruments executed pursuant hereto or thereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the parties hereto with respect thereto.

Section 6.10          Counterparts. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a party hereto has been duly authorized and empowered to execute and deliver this Agreement on behalf of said party hereto.

17

Section 6.11          Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by the Merger Agreement, as applicable.

[signature page follows]

18

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

THE COMPANY:

BONANZA CREEK ENERGY, INC.

By:
Name:
Title:

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

HOLDER:

FRANKLIN ADVISERS, INC.

By:
Name:
Title:
Address:

[•]

Contact Person: [•]
Telephone No: [•]
Email: [•]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [•], 2021, between Bonanza Creek Energy, Inc. (the “Company”) and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (the “Holder”) (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.	Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of the Registration Rights Agreement among the Company and the Holder.

2.	Agreement. Transferee (i) agrees that the shares of Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.	Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:

Contact Person:

Telephone No:

Email:

Exhibit A

Exhibit 99.2

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
HIGHPOINT RESOURCES CORP., et al.,[1]	)	Case No. 21-[_____] (___)
)
Debtors.	)	(Joint Administration Requested)
)

Notice of Posting Plan Supplement

for the DEBTORS’ JOINT PREPACKAGED PLAN OF

REORGANIZATION PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

PLEASE TAKE NOTICE that, on March 4, 2021, in connection with their potential chapter 11 cases, the anticipated debtors (the “Debtors”) posted a plan supplement (the “Plan Supplement”) relating to the Debtors’ Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as may be amended, modified, or supplemented from time to time and including all exhibits or supplements thereto, the “Plan”),2 as set forth in the Plan and in accordance with the TSA, on the Debtors’ restructuring website, https://dm.epiq11.com/HighPoint.

PLEASE TAKE FURTHER NOTICE that the Plan Supplement includes current drafts of the following documents (which remain subject to continuing negotiations among the Debtors, Bonanza Creek, the Consenting Noteholders, the Consenting Shareholders, and other interested parties), and will be filed in substantially final form on or prior to the Effective Date, as may be modified, amended, or supplemented from time to time:

Exhibit A	Form of New Organizational Documents
Exhibit B	1129(a)(5) Disclosure Regarding Directors and Officers
Exhibit C	Schedule of Retained Causes of Action
Exhibit D	Schedule of Assumed Executory Contracts and Unexpired Leases
Exhibit E	Schedule of Rejected Unexpired Leases
Exhibit F	Exit RBL Documents
Exhibit G	New Take Back Notes Indenture
Exhibit H	Registration Rights Agreement

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: HighPoint Resources Corporation (0361); HighPoint Operating Corporation (0545); and Fifth Pocket Production, LLC (8360). The location of the Debtors’ principal place of business is 555 17th Street, Suite 3700 Denver, Colorado 80202.

[2]	Capitalized terms used but not defined in herein have the meanings given to them in the Plan.

PLEASE TAKE FURTHER NOTICE that the Debtors reserve all rights, with the consent of any applicable counterparties to the extent required under the Plan, the Merger Agreement, and/or the TSA, to alter, amend, modify, or supplement the Plan Supplement and any of the documents contained therein in accordance with the terms of the Plan; provided that, if any document in the Plan Supplement is altered, amended, modified, or supplemented in any material respect prior to the Confirmation Hearing, the Debtors will file a redline of such document with the Court.

PLEASE TAKE FURTHER NOTICE that the documents contained in the Plan Supplement are integral to, and are considered part of, the Plan. If the Plan is approved, the documents contained in the Plan Supplement will be approved by the Court pursuant to the order confirming the Plan.

PLEASE TAKE FURTHER NOTICE that copies of the Plan and Disclosure Statement are accessible now, free of charge, on the Debtors’ restructuring website, https://dm.epiq11.com/HighPoint. Copies of the Plan and the Disclosure Statement may also be obtained upon request of the Debtors’ proposed co-counsel, Kirkland & Ellis LLP and Klehr Harrison Harvey Branzburg LLP, at the respective addresses specified herein. Upon the commencement of the chapter 11 cases, the Debtors will file the Plan and Disclosure Statement on the docket with the Court. Thereafter, the Plan, Disclosure Statement, and related pleadings will continue to be available free of charge on the Debtors’ restructuring website, https://dm.epiq11.com/HighPoint and will also be available for inspection for a fee on the Bankruptcy Court’s website at www.deb.uscourts.gov and will be on file with Clerk of the Bankruptcy Court, 824 North Market Street, 3rd Floor, Wilmington, Delaware 19801, where they will be available for review between the hours of 8:00 a.m. to 4:00 p.m., prevailing Eastern Time.

PLEASE TAKE FURTHER NOTICE that if the Debtors elect to implement the restructuring transactions contemplated by the Plan, the Merger Agreement, and the TSA on an in-court basis, the Debtors expect to file voluntary petitions for reorganization pursuant to chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), on or about March 16, 2021. Upon commencement, the Debtors will request a hearing on confirmation of the Plan and the adequacy of the Disclosure Statement (the “Combined Hearing”), with such hearing anticipated to be held on or about March 17, 2021, subject to the availability of the Bankruptcy Court.

PLEASE TAKE FURTHER NOTICE that any objections (each, an “Objection”) to the Plan or the Disclosure Statement must: (a) be in writing; (b) comply with the Federal Rules of Bankruptcy Procedure and the Bankruptcy Local Rules for the District of Delaware; (c) state the name and address of the objecting party and the amount and nature of the Claim or Interest beneficially owned by such entity; (d) state with particularity the legal and factual basis for such Objections, and, if practicable, a proposed modification to the Plan that would resolve such Objections; and (e) served so as to be actually received no later than March 11, 2021, at 5:00 p.m., prevailing Eastern Time (the “Objection Deadline”), on the below parties.

PLEASE TAKE FURTHER NOTICE that Objections may be either: (i) emailed to the Debtors’ proposed notice and claims agent, Epiq Corporate Restructuring LLC, prior to the Objection Deadline at HighPointinfo@epiqglobal.com; (ii) mailed to proposed co-counsel to the Debtors at the addresses below so as to be actually received no later than the Objection Deadline; or (iii) emailed to proposed co-counsel to the Debtors at the e-mail addresses below prior to the Objection Deadline. Any Objections received by the Debtors (including via e-mail) before the chapter 11 cases are commenced shall be served on the below parties upon receipt and will be forwarded to the Court and the Debtors’ top thirty (30) largest unsecured creditors listed on each of their bankruptcy petitions and be filed on the Court’s docket by the Debtors immediately upon the filing of such chapter 11 cases.

Debtors

HighPoint Resources Corporation
555 17th Street, Suite 3700
Denver, Colorado 80202
Attention: William M. Crawford, Chief Financial Officer, and

Kenneth A. Wonstolen, Senior VP and General Counsel

bcrawford@hpres.com; and

kwonstolen@hpres.com

Proposed Co-Counsel to the Debtors

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800

Facsimile: (212) 446-4900
Attention: Joshua A. Sussberg, P.C.

joshua.sussberg@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654

Telephone: (312) 862-2000

Facsimile: (312) 862-2200
Attention: W. Benjamin Winger

benjamin.winger@kirkland.com

Klehr Harrison Harvey Branzburg LLP

919 North Market Street, Suite 1000

Wilmington, Delaware 19801

Attention: Domenic E. Pacitti

dpacitti@klehr.com

and

Klehr Harrison Harvey Branzburg LLP

1835 Market Street, Suite 1400

Philadelphia, Pennsylvania 19103

Attention: Morton R. Branzburg

mbranzburg@klehr.com

Consenting Noteholders	Consenting Shareholders

Akin Gump Strauss Hauer & Feld LLP

Bank of America Tower, 1 Bryant Park,

New York, NY 10036

Tel.: (212) 872-1000

Fax: (212) 872-1002

Attention: Michael S. Stamer; Meredith A.
Lahaie; and Stephen B. Kuhn

mstamer@akingump.com;
mlahaie@akingump.com; and

skuhn@akingump.com

Fifth Creek Energy Company, LLC c/o NGP 2850 N. Harwood Street, 19th Floor Dallas, Texas 75201 Attention: Jeffrey A. Zlotky jzlotky@ngptrs.com
United States Trustee
Office of the United States Trustee for the District of Delaware 844 King Street, Suite 2207, Lockbox 35 Wilmington, Delaware 19801 Attention: T. Patrick Tinker Thomas.P.Tinker@usdoj.gov

[Remainder of page intentionally left blank.]

Dated: March 4, 2021	/s/ Domenic E. Pacitti

Wilmington, Delaware	KLEHR HARRISON HARVEY BRANZBURG LLP
Domenic E. Pacitti (DE Bar No. 3989) Michael W. Yurkewicz (DE Bar No. 4165)
919 North Market Street, Suite 1000
Wilmington, Delaware 19801
	Telephone:	(302) 426-1189
	Facsimile:	(302) 426-9193
	Email:	dpacitti@klehr.com

- and -

Morton R. Branzburg (pro hac vice pending)
1835 Market Street, Suite 1400
Philadelphia, Pennsylvania 19103
	Telephone:	(215) 569-3007
	Facsimile:	(215) 568-6603
	Email:	mbranzburg@klehr.com

- and -

KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
Joshua A. Sussberg, P.C. (pro hac vice pending)
601 Lexington Avenue
New York, New York 10022
	Telephone:	(212) 446-4800
	Facsimile:	(212) 446-4900
	Email:	joshua.sussberg@kirkland.com

- and -

W. Benjamin Winger (pro hac vice pending)
300 North LaSalle Street
Chicago, Illinois 60654
	Telephone:	(312) 862-2000
	Facsimile:	(312) 862-2200
	Email:	benjamin.winger@kirkland.com

Proposed Co-Counsel to the Debtors and Debtors in Possession